UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

For Immediate Release:

Financial Statements for the Second Quarter of Fiscal 2009 (Six months ended September 30, 2009) <Under Japanese GAAP>

November 13, 2009

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)
Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Takashi Tsukamoto
President & CEO
For Inquiry:	Tatsuya Yamada
General Manager, Accounting
Phone:	+81-3-5224-2030
Filing of Shihanki Hokokusho (scheduled):	November 27, 2009
Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):	—

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2009 (for the six months ended September 30, 2009)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥	¥
1H F2009	1,485,032	(21.9)	103,789	82.7	87,806	(7.1)	6.89	6.17
1H F2008	1,903,592	(15.6)	56,788	(85.7)	94,577	(71.0)	8,373.41	7,078.95

(2) Consolidated Financial Conditions

	Total Assets		Total Net Assets		Own Capital Ratio		Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS Standard)
	¥ million		¥ million		%		¥	%
1H F2009	155,857,870		5,605,965		2.1		175.05	12.92
Fiscal 2008	152,723,070		4,186,606		1.3		104.38	10.55

Reference:		Own Capital:
As of September 30, 2009: ¥3,286,963 million; As of March 31, 2009: ¥2,133,751 million

Notes:	1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets ×100

	2.	Consolidated Capital Adequacy Ratio (BIS Standard) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).

	3.	Consolidated Capital Adequacy Ratio (BIS) as of September 30, 2009 is a preliminary figure.

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2008	—	0.00	—	10.00	10.00
Fiscal 2009	—	0.00
Fiscal 2009 (estimate)			—	8.00	8.00

Notes:	1.	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No

	2.	Please refer to page 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2009 (for the fiscal year ending March 31, 2010)

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
Fiscal 2009	2,900,000	(17.4)	300,000	—	200,000	—	13.39

Notes:	1.	Revision of the earnings estimates during this quarter: Yes

	2.	MHFG hereby revises the estimates for Ordinary Income and Ordinary Profits in its consolidated earnings estimates for fiscal 2009, which were announced on May 15, 2009. There is no revision of the estimate for Net Income.

	3.	The average number of shares of outstanding common stock for fiscal 2009 used in calculating the above Net Income per Share of Common Stock is based on the following:

•   The average of “the average number of shares during the interim period” and “the number of shares as of September 30, 2009 (which is assumed to be the average number of shares during 3Q and 4Q of fiscal 2009)” is used.

•   The increase or decrease during 3Q and 4Q of fiscal 2009, such as an increase in the number of shares of common stock due to the request for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock, is not taken into consideration.

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Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the Period

(changes in specified subsidiaries accompanying changes in the scope of consolidation): Yes

[Newly consolidated: — (Company name: —); Excluded: 1 (Company name: Mizuho Securities Co., Ltd.)]

Please refer to “Qualitative Information and Financial Statements” 4. Others on page 1-6 for details.

(2)	Changes of Accounting Methods and Presentation of Consolidated Financial Statements

(To be described in changes of fundamental and important matters for the preparation of Interim Consolidated Financial Statements)

(1)	Changes due to revisions of accounting standards, etc.: No

(2)	Changes other than (1) above: Yes

Please refer to “Qualitative Information and Financial Statements” 4. Others on page 1-6 for details.

(3)	Issued Shares of Common Stock

(1) Period-end issued shares (including treasury stock):	As of September 30, 2009: 15,181,366,260 shares; As of March 31, 2009: 11,178,940,660 shares

(2) Period-end treasury stock:	As of September 30, 2009: 9,390,272 shares; As of March 31, 2009: 11,335,903 shares

(3) Average number of outstanding shares:	1st Half of Fiscal 2009: 12,743,594,595 shares; 1st Half of Fiscal 2008: 11,294,954 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2009 (for the six months ended September 30, 2009)

(1)	Non-Consolidated Results of Operations

	(%: Changes from the previous first half)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
1H F2009	19,607	(95.4)	9,968	(97.6)	3,048	(99.2)	3,093	(99.3)	0.24
1H F2008	426,950	(29.4)	417,265	(29.9)	411,268	(30.0)	454,600	(27.4)	40,246.61

(2)	Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1H F2009	5,230,489	4,010,853	76.6	222.66
Fiscal 2008	4,552,741	3,608,611	79.2	236.36

Reference:	1. Own Capital:
As of September 30, 2009: ¥4,009,210 million; As of March 31, 2009: ¥3,607,578 million

2. Maximum amount available for dividends as of September 30, 2009: ¥1,546,003 million; As of March 31, 2009: ¥1,677,022 million

(Note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

2.	Earnings Estimates for Fiscal 2009 (for the fiscal year ending March 31, 2010)

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥

Fiscal 2009	33,000	(92.5)	13,000	(96.9)	4,000	(99.0)	4,000	(98.9)	0.64

Notes:	1. Revision of the earnings estimates during this quarter: No

2. The average number of shares of outstanding common stock for fiscal 2009 used in calculating the above Net Income per Share of Common Stock is based on the following:

•      The average number of “the average number of shares during the interim period” and “the number of shares as of September 30, 2009 (which is assumed to be the average number of shares during the third and the fourth quarter of fiscal 2009)” is used.

•      The increase or decrease during 3Q and 4Q of fiscal 2009, such as an increase in the number of shares of common stock due to the request for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock, is not taken into consideration.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effect of changes in general economic conditions in Japan and elsewhere; our ability to avoid reputational harm; and the effectiveness of our operational, legal and other risk management policies.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

We conducted an allotment of shares or fractions of a share without consideration on January 4, 2009.

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2008	—	0.00	—	20.00	20.00
Fiscal 2009	—	0.00
Fiscal 2009 (estimate)			—	20.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2008	—	0.00	—	30.00	30.00
Fiscal 2009	—	0.00
Fiscal 2009 (estimate)			—	30.00	30.00

Retroactive Adjustments According to the Allotment of Shares or Fractions of a Share without Consideration

We conducted an allotment of shares or fractions of a share without consideration on January 4, 2009.

Per Share Information on the assumption that such allotment had been made at the beginning of the previous period would be as follows:

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
(Consolidated)
1H F2008	8.37	7.07

Net Income per Share of Common Stock
¥
(Non-consolidated)
1H F2008	40.24

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Mizuho Financial Group, Inc.

Notes to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

Reference:	For example, in the EDINET website, it is stated that “any information in English contained in this XBRL data that may be downloaded from the list is provided for reference purpose only, and the accuracy of the information is not assured.”

The examples of English account names, which are different in our financial statements and XBRL, include the following:

	Mizuho: Reserves for Possible Losses on Loans	XBRL: Allowance for loan losses
	Mizuho: Common Stock and Preferred Stock	XBRL: Capital Stock
	Mizuho: Net Unrealized Gains (Losses) on Other Securities, net of Taxes	XBRL: Valuation difference on available-for-sale securities
	Mizuho: Other Operating Income (Expenses)	XBRL: Other ordinary income (expenses)
	Mizuho: Other Ordinary Income (Expenses)	XBRL: Other income (expenses)

Please note that the names of the English accounts, including but not limited to, those other than the above examples, may be subject to change in the future.

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Mizuho Financial Group, Inc.

QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS

(Please refer to “Summary Results for the Second Quarter (First Half) of Fiscal 2009” on page 2-1 for more information.)

1. Qualitative Information related to the Consolidated Results of Operations

Looking back over the economic environment over the past six months ended September 30, 2009, the global economy continued to be in a serious situation. However, after accelerated action to stabilize the financial system and recover the economy with cooperation between the major countries, there are some signs of stabilization with stock prices and the volume of trade transactions bottoming out, among other factors.

The financial environment in the United States and Europe continues to be severe, but against the backdrop of progress in inventory adjustments among others, the economy is approaching a turnaround, and with among others the strengthening of domestic demand in China attributable mainly to the effects of economic stimulus policies, there are indications of a general strengthening in the Asian economies.

As for the Japanese economy, the situation continues to be severe as the worsening in employment continues, with a record high unemployment rate and industrial production at an extremely low level. But the economy is bottoming out, with signs of improvement in exports and increased personal consumption, especially of durable goods, with a return to positive real GDP growth in the April-June quarter for the first time in five consecutive quarters as the foreign economic environment improves and economic stimulus policies take effect.

However, with a consistently high unemployment rate and the prospect of its requiring a long time for private-sector demand to pick up, there is still the risk of falling once again into a vicious cycle of heightened financial uncertainty and a deterioration in the actual economy, and it is uncertain as to whether there will be sustainable recovery in the global economy.

Given the above business environment, it is important for Mizuho Financial Group to strengthen further its profitability by allocating management resources flexibly and by providing best financial services to meet customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

With the above economic environment, Net Income for the six months ended September 30, 2009 amounted to ¥87.8 billion, decreasing by ¥6.7 billion from the corresponding period of the previous fiscal year.

Taking segment information by type of business for MHFG and its consolidated subsidiaries categorized under banking business (banking and trust banking business), securities business and other, Ordinary Profits before eliminating inter-segment transactions was ¥61.8 billion for banking business, ¥48.0 billion for securities business and ¥(0.2) billion for other. Looking at segment information by geographic area categorized under Japan, the Americas, Europe and Asia/Oceania, Ordinary Profits before eliminating inter-segment transactions was ¥137.2 billion for Japan, ¥37.0 billion for the Americas, ¥(42.7) billion for Europe and ¥18.4 billion for Asia/Oceania.

2. Qualitative Information related to the Consolidated Financial Conditions

Consolidated total assets as of September 30, 2009 amounted to ¥155,857.8 billion, increasing by ¥3,134.7 billion from the end of the previous fiscal year.

Net Assets amounted to ¥5,605.9 billion, increasing by ¥1,419.3 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥3,048.6 billion, Valuation and Translation Adjustments amounted to ¥238.3 billion and Minority Interests amounted to ¥2,316.6 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥64,267.2 billion, decreasing by ¥6,252.9 billion from the end of the previous fiscal year while Securities were ¥37,938.4 billion, increasing by ¥7,764.8 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥74,877.0 billion, decreasing by ¥2,302.5 billion from the end of the previous fiscal year.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 12.92% (preliminary).

	March 31, 2008	March 31, 2009	September 30, 2009
Basel II	11.70%	10.55%	12.92%

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Mizuho Financial Group, Inc.

3. Qualitative Information related to the Consolidated Earnings Estimates

Based on the financial results for the second quarter of fiscal 2009, MHFG hereby revises its consolidated earnings estimates for fiscal 2009, which were announced on May 15, 2009, and revises its estimates for Ordinary Income to ¥2,900.0 billion (a decrease of ¥300.0 billion from the previous estimate) and Ordinary Profits to ¥300.0 billion (a decrease of ¥30.0 billion from the previous estimate). There is no revision of its estimate for Net Income of ¥200.0 billion for fiscal 2009.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend on page 1-2 for a description of the factors that could affect our ability to meet these estimates.

4. Others

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation)

On May 7, 2009, Shinko Securities Co., Ltd. (“Shinko”) (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (“MHSC”) (which was a subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the absorbed entity. Accordingly, MHSC, which was a specified subsidiary of MHFG before the merger, ceased to be a specified subsidiary. Please refer to “(MATTERS RELATED TO COMBINATION AND OTHERS)” on page 1-30 for more information.

(2)	Changes of Accounting Methods and Presentation of Consolidated Financial Statements

(Changes of Accounting Method)

Accounting Standard for Business Combinations and others

As “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No.7 (Revised 2008), December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16 (Revised 2008), released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008) can be applied for the first business combination and business divestitures conducted in the fiscal year beginning on or after April 1, 2009, MHFG has applied these accounting standards and others beginning with this interim period.

(Changes in Presentation of Financial Statements)

Consolidated Balance Sheet

During this interim period, the points for the future use of Mizuho Mileage Club were abolished and the unused balance of points was cleared. In consequence, the total amount of the Reserve for Frequent Users Services provided for Mizuho Mileage Club was liquidated. As a result, the amount of the Reserve for Frequent Users Services is now immaterial, and beginning with this interim period, the Reserve for Frequent Users Services is now included in Other Liabilities.

The Reserve for Frequent Users Services included in Other Liabilities as of September 30, 2009 amounted to ¥1,321 million.

Consolidated Statement of Income

As “Cabinet Office Ordinance Partially Revising Regulation on Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No.5, March 24, 2009) can be applied from the beginning of the fiscal year which begins on or after April 1, 2009 based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), MHFG has presented “Income before Minority Interests” beginning with this interim period.

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Mizuho Financial Group, Inc.

5. Consolidated Financial Statements

(1) BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 164

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

On May 7, 2009, Shinko Securities Co., Ltd. (“Shinko”) (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (“MHSC”) (which was a subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the absorbed entity. The trade name was changed to “Mizuho Securities Co., Ltd.” upon the merger.

During the period, Mizuho Securities Co., Ltd. after the merger and 21 other companies were newly consolidated as a result of the merger between MHSC and Shinko and other factors.

During the period, Mizuho Securities Co., Ltd. before the merger and two other companies were excluded from the scope of consolidation as they ceased to be a subsidiary as a result of dissolution upon the merger and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 23

Name of principal company:

The Chiba Kogyo Bank, Ltd.

During the period, Eiwa Securities Co., Ltd. and one other company were newly included in the scope of the equity method as affiliates as a result of the merger between MHSC and Shinko.

During the period, Shinko Securities Co., Ltd. was excluded from the scope of the equity method as it became a consolidated subsidiary as a result of the merger with Mizuho Securities Co., Ltd.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains (Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

April 30	1 company
The day before the last business day of June	4 companies
June 30	59 companies
September 30	74 companies
The day before the last business day of December	26 companies

b)	Consolidated subsidiaries with interim balance sheet dates of April 30, the day before the last business day of June and the day before the last business day of December were consolidated based on their tentative financial statements as of and for the period ended June 30. Other consolidated subsidiaries were consolidated based on their financial statements as of and for the interim period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Special Purpose Entities Subject to Disclosure

a)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”), which are consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 25 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers. The aggregate assets and aggregate liabilities of these 25 special purpose entities at their respective balance sheet dates amounted to ¥2,185,141 million and ¥2,184,308 million, respectively. MHBK, MHCB and MHTB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

b)	Major transactions with these special purpose entities subject to disclosure as of or for the period ended September 30, 2009 are as follows:

As of September 30, 2009	Millions of yen
Loans	¥1,637,535
Credit and Liquidity Facilities	¥303,025

For the Six Months ended September 30, 2009	Millions of yen
Interest Income on Loans	¥9,006
Fee and Commission Income, etc.	¥1,469

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Mizuho Financial Group, Inc.

(2) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2008	As of September 30, 2009	As of March 31, 2009 (Selected Items)
Assets
Cash and Due from Banks	¥4,171,640	¥4,921,251	¥5,720,253
Call Loans and Bills Purchased	265,068	119,821	141,296
Receivables under Resale Agreements	9,348,124	8,726,629	6,270,321
Guarantee Deposits Paid under Securities Borrowing Transactions	7,876,720	5,654,671	5,819,418
Other Debt Purchased	3,015,030	2,329,381	2,612,368
Trading Assets	12,282,278	15,565,593	13,514,509
Money Held in Trust	44,322	114,708	40,693
Securities	32,537,063	37,938,463	30,173,632
Loans and Bills Discounted	67,590,699	64,267,283	70,520,224
Foreign Exchange Assets	787,036	539,477	980,003
Derivatives other than for Trading Assets		7,329,310	7,872,780
Other Assets	9,339,495	3,670,516	4,138,508
Tangible Fixed Assets	803,714	914,016	842,809
Intangible Fixed Assets	293,992	398,120	303,854
Deferred Tax Assets	850,185	625,718	722,160
Customers’ Liabilities for Acceptances and Guarantees	4,704,366	3,689,546	3,939,818
Reserves for Possible Losses on Loans	(687,701)	(942,063)	(889,579)
Reserve for Possible Losses on Investments	(23)	(4,576)	(3)

Total Assets	¥153,222,014	¥155,857,870	¥152,723,070

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Mizuho Financial Group, Inc.

	Millions of yen
	As of September 30, 2008	As of September 30, 2009	As of March 31, 2009 (Selected Items)
Liabilities
Deposits	¥75,480,661	¥74,877,022	¥77,179,540
Negotiable Certificates of Deposit	10,350,995	9,073,581	9,359,479
Debentures	2,719,624	1,917,442	2,300,459
Call Money and Bills Sold	7,047,585	6,316,744	6,449,829
Payables under Repurchase Agreements	13,348,752	14,007,069	9,173,846
Guarantee Deposits Received under Securities Lending Transactions	6,435,649	5,773,990	4,110,941
Trading Liabilities	7,427,337	8,845,953	7,995,359
Borrowed Money	5,310,414	9,366,974	8,941,972
Foreign Exchange Liabilities	264,737	200,046	591,132
Short-term Bonds	694,587	494,095	428,785
Bonds and Notes	4,385,279	4,721,679	4,597,403
Due to Trust Accounts	1,012,753	1,045,344	986,147
Derivatives other than for Trading Liabilities		6,475,620	7,578,211
Other Liabilities	8,796,570	3,188,466	4,620,459
Reserve for Bonus Payments	31,160	39,784	47,942
Reserve for Employee Retirement Benefits	36,493	33,333	36,329
Reserve for Director and Corporate Auditor Retirement Benefits	1,853	1,841	1,978
Reserve for Possible Losses on Sales of Loans	54,231	27,666	28,711
Reserve for Contingencies	15,839	15,112	20,555
Reserve for Frequent Users Services	9,837		11,389
Reserve for Reimbursement of Deposits	9,699	14,371	13,605
Reserve for Reimbursement of Debentures	—	9,760	8,973
Reserves under Special Laws	1,750	2,187	1,750
Deferred Tax Liabilities	9,136	10,585	7,486
Deferred Tax Liabilities for Revaluation Reserve for Land	104,549	103,681	104,355
Acceptances and Guarantees	4,704,366	3,689,546	3,939,818

Total Liabilities	148,253,870	150,251,905	148,536,464

Net Assets
Common Stock and Preferred Stock	1,540,965	1,805,565	1,540,965
Capital Surplus	411,227	552,135	411,318
Retained Earnings	1,291,244	696,088	608,053
Treasury Stock	(6,270)	(5,183)	(6,218)

Total Shareholders’ Equity	3,237,166	3,048,605	2,554,119

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	48,718	116,406	(519,574)
Net Deferred Hedge Gains (Losses), net of Taxes	(39,498)	69,733	67,525
Revaluation Reserve for Land, net of Taxes	146,715	145,447	146,447
Foreign Currency Translation Adjustments	(83,501)	(93,230)	(114,765)

Total Valuation and Translation Adjustments	72,433	238,357	(420,367)

Stock Acquisition Rights	—	2,307	1,187
Minority Interests	1,658,543	2,316,695	2,051,667

Total Net Assets	4,968,143	5,605,965	4,186,606

Total Liabilities and Net Assets	¥153,222,014	¥155,857,870	¥152,723,070

1-10

Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009 (Selected Items)
Ordinary Income	¥1,903,592	¥1,485,032	¥3,514,428
Interest Income	1,217,613	816,397	2,144,436
Interest on Loans and Bills Discounted	723,683	553,527	1,367,354
Interest and Dividends on Securities	262,586	171,872	466,785
Fiduciary Income	29,749	24,150	55,891
Fee and Commission Income	254,606	269,596	514,997
Trading Income	114,998	197,911	301,521
Other Operating Income	173,392	73,294	259,151
Other Ordinary Income	113,231	103,681	238,431
Ordinary Expenses	1,846,804	1,381,242	3,909,560
Interest Expenses	694,209	235,319	1,075,584
Interest on Deposits	236,118	93,535	390,176
Interest on Debentures	9,420	6,714	17,594
Fee and Commission Expenses	54,473	47,571	98,343
Trading Expenses	62,078	—	—
Other Operating Expenses	62,276	93,261	295,102
General and Administrative Expenses	604,469	657,751	1,192,701
Other Ordinary Expenses	369,296	347,338	1,247,828

Ordinary Profits (Losses)	56,788	103,789	(395,131)

Extraordinary Gains	17,008	98,649	22,137
Extraordinary Losses	16,468	58,255	32,882

Income (Loss) before Income Taxes and Minority Interests	57,328	144,183	(405,877)

Income Taxes:
Current	12,295	15,542	48,247
Refund of Income Taxes	—	(3,897)	—
Deferred	(63,141)	(10,773)	109,103
Total Income Taxes	(50,845)	871	157,350
Net Income before Minority Interests		143,312
Minority Interests in Net Income	13,597	55,505	25,586

Net Income (Loss)	¥94,577	¥87,806	¥(588,814)

1-11

Mizuho Financial Group, Inc.

(4) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,540,965	¥1,540,965
Changes during the period
Issuance of New Shares	—	264,600	—

Total Changes during the period	—	264,600	—

Balance as of the end of the period	1,540,965	1,805,565	1,540,965

Capital Surplus
Balance as of the end of the previous period	411,093	411,318	411,093
Changes during the period
Issuance of New Shares	—	271,729	—
Disposition of Treasury Stock	133	—	225
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	(130,913)	—

Total Changes during the period	133	140,816	225

Balance as of the end of the period	411,227	552,135	411,318

Retained Earnings
Balance as of the end of the previous period	1,476,129	608,053	1,476,129
Changes during the period
Cash Dividends	(133,898)	(131,015)	(133,898)
Net Income (Loss)	94,577	87,806	(588,814)
Disposition of Treasury Stock	(26)	(661)	(101)
Cancellation of Treasury Stock	(146,308)	—	(146,308)
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	130,913	—
Transfer from Revaluation Reserve for Land, net of Taxes	771	992	1,046

Total Changes during the period	(184,884)	88,035	(868,076)

Balance as of the end of the period	1,291,244	696,088	608,053

Treasury Stock
Balance as of the end of the previous period	(2,507)	(6,218)	(2,507)
Changes during the period
Repurchase of Treasury Stock	(150,272)	(3)	(150,359)
Disposition of Treasury Stock	140	1,037	280
Cancellation of Treasury Stock	146,308	—	146,308
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60	—	60

Total Changes during the period	(3,762)	1,034	(3,710)

Balance as of the end of the period	¥(6,270)	¥(5,183)	¥(6,218)

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009
Total Shareholders’ Equity
Balance as of the end of the previous period	¥3,425,680	¥2,554,119	¥3,425,680
Changes during the period
Issuance of New Shares	—	536,329	—
Cash Dividends	(133,898)	(131,015)	(133,898)
Net Income (Loss)	94,577	87,806	(588,814)
Repurchase of Treasury Stock	(150,272)	(3)	(150,359)
Disposition of Treasury Stock	248	376	404
Cancellation of Treasury Stock	—	—	—
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	771	992	1,046
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60	—	60

Total Changes during the period	(188,513)	494,486	(871,560)

Balance as of the end of the period	3,237,166	3,048,605	2,554,119

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes
Balance as of the end of the previous period	401,375	(519,574)	401,375
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(352,656)	635,980	(920,949)

Total Changes during the period	(352,656)	635,980	(920,949)

Balance as of the end of the period	48,718	116,406	(519,574)

Net Deferred Hedge Gains (Losses), net of Taxes
Balance as of the end of the previous period	5,985	67,525	5,985
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(45,484)	2,208	61,539

Total Changes during the period	(45,484)	2,208	61,539

Balance as of the end of the period	(39,498)	69,733	67,525

Revaluation Reserve for Land, net of Taxes
Balance as of the end of the previous period	147,467	146,447	147,467
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(752)	(999)	(1,020)

Total Changes during the period	(752)	(999)	(1,020)

Balance as of the end of the period	¥146,715	¥145,447	¥146,447

1-13

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009
Foreign Currency Translation Adjustments
Balance as of the end of the previous period	¥(78,394)	¥(114,765)	¥(78,394)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(5,107)	21,535	(36,371)

Total Changes during the period	(5,107)	21,535	(36,371)

Balance as of the end of the period	(83,501)	(93,230)	(114,765)

Total Valuation and Translation Adjustments
Balance as of the end of the previous period	476,434	(420,367)	476,434
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(404,000)	658,725	(896,802)

Total Changes during the period	(404,000)	658,725	(896,802)

Balance as of the end of the period	72,433	238,357	(420,367)

Stock Acquisition Rights
Balance as of the end of the previous period	—	1,187	—
Changes during the period
Net Changes in Items other than Shareholders’ Equity	—	1,119	1,187

Total Changes during the period	—	1,119	1,187

Balance as of the end of the period	—	2,307	1,187

Minority Interests
Balance as of the end of the previous period	1,792,045	2,051,667	1,792,045
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(133,502)	265,027	259,621

Total Changes during the period	(133,502)	265,027	259,621

Balance as of the end of the period	1,658,543	2,316,695	2,051,667

Total Net Assets
Balance as of the end of the previous period	5,694,159	4,186,606	5,694,159
Changes during the period
Issuance of New Shares	—	536,329	—
Cash Dividends	(133,898)	(131,015)	(133,898)
Net Income (Loss)	94,577	87,806	(588,814)
Repurchase of Treasury Stock	(150,272)	(3)	(150,359)
Disposition of Treasury Stock	248	376	404
Cancellation of Treasury Stock	—	—	—
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	771	992	1,046
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60	—	60
Net Changes in Items other than Shareholders’ Equity	(537,502)	924,872	(635,992)

Total Changes during the period	(726,016)	1,419,358	(1,507,553)

Balance as of the end of the period	¥4,968,143	¥5,605,965	¥4,186,606

1-14

Mizuho Financial Group, Inc.

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009
Cash Flow from Operating Activities
Income (Loss) before Income Taxes and Minority Interests	¥57,328	¥144,183	¥(405,877)
Depreciation	70,664	76,330	142,676
Losses on Impairment of Fixed Assets	1,015	2,719	10,898
Amortization of Goodwill	(1)	468	66
Gains on Negative Goodwill Incurred	—	(67,916)	—
Equity in Loss (Income) from Investments in Affiliates	(2,347)	(1,446)	3,584
Increase (Decrease) in Reserves for Possible Losses on Loans	3,475	46,697	207,169
Increase (Decrease) in Reserve for Possible Losses on Investments	(7)	4,573	(27)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	3,335	(1,699)	(22,184)
Increase (Decrease) in Reserve for Contingencies	1,744	(5,443)	6,460
Increase (Decrease) in Reserve for Bonus Payments	(11,386)	(10,750)	9,072
Increase (Decrease) in Reserve for Employee Retirement Benefits	478	1,140	472
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(5,204)	(597)	(5,079)
Increase (Decrease) in Reserve for Frequent Users Services	1,488	(12,555)	3,040
Increase (Decrease) in Reserve for Reimbursement of Deposits	84	766	3,990
Increase (Decrease) in Reserve for Reimbursement of Debentures	—	786	8,973
Interest Income—accrual basis	(1,217,613)	(816,397)	(2,144,436)
Interest Expenses—accrual basis	694,209	235,319	1,075,584
Losses (Gains) on Securities	56,376	(26,157)	548,270
Losses (Gains) on Money Held in Trust	(61)	151	(87)
Foreign Exchange Losses (Gains)—net	23,691	191,015	339,310
Losses (Gains) on Disposition of Fixed Assets	2,456	3,157	8,949
Losses (Gains) on Securities Contribution to Employees’ Retirement Benefits Trust	—	(6,731)	—
Decrease (Increase) in Trading Assets	1,496,982	(1,094,822)	(173,012)
Increase (Decrease) in Trading Liabilities	(825,760)	221,024	114,658
Decrease (Increase) in Derivatives other than for Trading Assets		512,706	(1,855,354)
Increase (Decrease) in Derivatives other than for Trading Liabilities		(1,068,742)	2,098,531
Decrease (Increase) in Loans and Bills Discounted	(2,222,493)	6,173,173	(6,593,357)
Increase (Decrease) in Deposits	(476,076)	(2,192,857)	2,521,344
Increase (Decrease) in Negotiable Certificates of Deposit	265,361	(249,545)	(617,405)
Increase (Decrease) in Debentures	(439,818)	(383,017)	(858,983)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	512,528	187,903	4,318,212
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(366,574)	(49,100)	663,824
Decrease (Increase) in Call Loans, etc.	(1,755,289)	(2,494,927)	1,022,085
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,192,417	996,585	3,249,719
Increase (Decrease) in Call Money, etc.	2,211,282	4,994,960	(1,355,886)
Increase (Decrease) in Commercial Paper	(30,000)	—	(30,000)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(492,090)	917,918	(2,816,799)
Decrease (Increase) in Foreign Exchange Assets	6,540	441,084	(226,677)
Increase (Decrease) in Foreign Exchange Liabilities	42,053	(391,297)	369,818
Increase (Decrease) in Short-term Bonds (Liabilities)	(93,196)	(13,889)	(358,999)
Increase (Decrease) in Bonds and Notes	330,643	197,716	520,993
Increase (Decrease) in Due to Trust Accounts	(107,193)	59,196	(133,798)
Interest and Dividend Income—cash basis	1,236,316	851,151	2,233,069
Interest Expenses—cash basis	(729,443)	(248,340)	(1,138,316)
Other—net	464,138	150,388	(206,414)

Subtotal	(99,943)	7,274,886	538,081

Cash Refunded (Paid) in Income Taxes	59,161	64,718	35,684

Net Cash Provided by (Used in) Operating Activities	¥(40,782)	¥7,339,605	¥573,765

1-15

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥(39,217,450)	¥(33,778,966)	¥(72,752,600)
Proceeds from Sale of Securities	30,614,217	19,274,009	57,885,003
Proceeds from Redemption of Securities	9,443,083	6,167,677	17,497,697
Payments for Increase in Money Held in Trust	(31,700)	(48,120)	(49,100)
Proceeds from Decrease in Money Held in Trust	20,193	14,190	41,193
Payments for Purchase of Tangible Fixed Assets	(27,548)	(69,766)	(106,101)
Payments for Purchase of Intangible Fixed Assets	(20,291)	(35,591)	(114,952)
Proceeds from Sale of Tangible Fixed Assets	5,525	173	5,956
Proceeds from Sale of Intangible Fixed Assets	643	0	1,112

Net Cash Provided by (Used in) Investing Activities	786,674	(8,476,394)	2,408,207

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	230	—	1,388
Repayments of Subordinated Borrowed Money	—	(34,044)	(125,000)
Proceeds from Issuance of Subordinated Bonds	26,500	267,400	274,000
Payments for Redemption of Subordinated Bonds	(12,100)	(346,342)	(127,902)
Proceeds from Issuance of Common Stock	—	536,329	—
Proceeds from Investments by Minority Shareholders	306,359	238,050	747,821
Repayments to Minority Shareholders	(387,938)	(177,518)	(373,976)
Cash Dividends Paid	(133,203)	(130,112)	(133,393)
Cash Dividends Paid to Minority Shareholders	(53,022)	(52,243)	(79,785)
Payments for Repurchase of Treasury Stock	(150,272)	(3)	(150,359)
Proceeds from Sale of Treasury Stock	114	3	179

Net Cash Provided by (Used in) Financing Activities	(403,331)	301,518	32,972

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(423)	8,123	(22,066)

Net Increase (Decrease) in Cash and Cash Equivalents	342,135	(827,147)	2,992,879

Cash and Cash Equivalents at the beginning of the period	2,055,793	5,048,671	2,055,793
Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	(0)	—	(0)
Increase (Decrease) in Cash and Cash Equivalents Due to Merger of Consolidated Subsidiaries	—	116,777	—

Cash and Cash Equivalents at the end of the period	¥2,397,928	¥4,338,302	¥5,048,671

1-16

Mizuho Financial Group, Inc.

(6) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(7) NOTES

Amounts less than one million yen are rounded down.

I.	Standards of Accounting Method

1.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the interim period, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the interim period, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the interim period, assuming they were settled at the end of the interim period.

2.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

3.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

4.	Depreciation

(1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The depreciation cost for the period is recorded by the proportional distribution of the estimated annual depreciation costs by the length of the period. The range of useful lives is as follows:

Buildings:	3 years to 50 years
Others:	2 years to 20 years

(2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

1-17

Mizuho Financial Group, Inc.

5.	Deferred Assets

(1)	Stock issuance costs

Stock issuance costs are expensed as incurred.

(2)	Bond issuance costs

Bond issuance costs are expensed as incurred.

(3)	Debenture issuance costs

Debenture issuance costs are expensed as incurred.

(4)	Bond discounts

Bonds are stated at amortized cost computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

6.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan. For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥577,944 million.

The claims above include corporate bonds which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) and others.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

1-18

Mizuho Financial Group, Inc.

7.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which were made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥23,103 million.

8.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the interim period, based on the estimated future payments.

9.	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the interim period. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

10.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the interim period, based on the internally established standards.

11.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

12.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

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Mizuho Financial Group, Inc.

13.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal to provide for claims by depositors and others.

14.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from Liabilities at the estimated amount for future claims.

15.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

16.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

17.	Hedge Accounting

(1)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet, those deferred hedge losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥60,101 million and ¥55,987 million, respectively.

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Mizuho Financial Group, Inc.

(2)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

18.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

II.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

III.	Changes of Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

(Changes of Accounting Method)

Accounting Standard for Business Combinations and others

As “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No.7 (Revised 2008), December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16 (Revised 2008), released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008) can be applied for the first business combination and business divestitures conducted in the fiscal year beginning on or after April 1, 2009, MHFG has applied these accounting standards and others beginning with this interim period.

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Mizuho Financial Group, Inc.

(Changes in Presentation of Financial Statements)

Consolidated Balance Sheet

During this interim period, the points for the future use of Mizuho Mileage Club were abolished and the unused balance of points was cleared. In consequence, the total amount of the Reserve for Frequent Users Services provided for Mizuho Mileage Club was liquidated. As a result the amount of the Reserve for Frequent Users Services is now immaterial, and beginning with this interim period, the Reserve for Frequent Users Services is now included in Other Liabilities.

The Reserve for Frequent Users Services included in Other Liabilities as of September 30, 2009 amounted to ¥1,321 million.

Consolidated Statement of Income

As “Cabinet Office Ordinance Partially Revising Regulation on Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No.5, March 24, 2009) can be applied from the beginning of the fiscal year which begins on or after April 1, 2009 based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), MHFG has presented “Income before Minority Interests” beginning with this interim period.

Additional Information

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (2,804,400 thousand shares) with a payment date of July 23, 2009. This is a method where the new shares are underwritten and purchased by the underwriters at the amount to be paid to MHFG (¥176.40 per share), and sold to the investors at an issue price (¥184.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the underwriters, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥21,313 million related to the issuance.

The amount equivalent to such underwriting fees of ¥7,129 million, recognized as profit by consolidated subsidiaries, is eliminated and recorded as an increase in Capital Surplus.

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥53,096 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,397 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥9,737,810 million, securities neither repledged nor re-loaned was ¥2,235,181 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥102,033 million and Non-Accrual Delinquent Loans of ¥834,926 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥18,373 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥428,664 million

Restructured Loans represent loans of which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,383,997 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥521,712 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥7,886,916 million
Securities:	¥12,493,801 million
Loans and Bills Discounted:	¥9,233,276 million
Other Assets:	¥1,124 million
Tangible Fixed Assets:	¥250 million

The following liabilities were collateralized by the above assets:

Deposits:	¥722,682 million
Call Money and Bills Sold:	¥2,615,300 million
Payables under Repurchase Agreements:	¥6,077,936 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,448,010 million
Borrowed Money:	¥7,848,690 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥20,623 million, Trading Assets of ¥391,203 million, Securities of ¥2,543,457 million and Loans and Bills Discounted of ¥18,042 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥117,359 million, collateral pledged for derivatives transactions of ¥1,022,560 million, margins for futures transactions of ¥50,673 million and other guarantee deposits of ¥34,603 million.

Rediscount of bills is conducted as financial transaction based on the JICPA Industry Audit Committee Report No. 24. The face value of banker’s acceptances, commercial bills, documentary bills and foreign exchange bills purchased is ¥57 million.

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Mizuho Financial Group, Inc.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥54,405,388 million. Of this amount, ¥47,234,097 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥777,513 million.

12.	Borrowed Money includes subordinated borrowed money of ¥665,353 million with a covenant that performance of the obligation is subordinated to that of other obligations.

13.	Bonds and Notes includes subordinated bonds of ¥2,149,057 million.

14.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥921,505 million and ¥37,199 million, respectively.

15.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,202,961 million.

16.	Net Assets per share of common stock: ¥175.05

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other Ordinary Income includes gains on sales of stocks of ¥72,732 million.

2.	Other Ordinary Expenses includes provision for reserves for possible losses on loans of ¥114,081 million, expenses of ¥76,833 million related to credit risk mitigation transactions, and losses on write-offs of loans of ¥69,568 million.

3.	Extraordinary Gains includes negative goodwill incurred profits of ¥67,916 million associated with the merger of the securities subsidiary and gains on recovery of written-off claims of ¥28,997 million.

4.	Extraordinary Losses includes losses on change in equity position associated with the merger of the securities subsidiary of ¥34,408 million and losses related to step acquisition of ¥13,670 million.

5.	Net Income per share of common stock for the interim period: ¥6.89

6.	Diluted Net Income per share of common stock for the interim period: ¥6.17

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1. Type and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2009	Increase during the interim period	Decrease during the interim period	As of September 30, 2009	Remarks
Issued shares
Common stock	11,178,940	4,002,425	—	15,181,366	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752
Thirteenth Series Class XIII Preferred Stock	36,690	—	—	36,690

Total	12,130,382	4,002,425	—	16,132,808

Treasury stock
Common stock	11,335	14	1,960	9,390	*2
Eleventh Series Class XI Preferred Stock	2,801	317,665	—	320,466	*3

Total	14,136	317,679	1,960	329,856

*1.	Increases are due to request for acquisition (conversion) of preferred stock (1,002,425 thousand shares), capital increase by public offering (2,804,400 thousand shares), and capital increase by way of third-party allotment (195,600 thousand shares).

*2.	Increases are due to repurchase of shares constituting less than one unit, and decreases are due to exercise of stock acquisition rights (stock option) (1,954 thousand shares) and repurchase of shares constituting less than one unit (6 thousand shares).

*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2009 (Millions of yen)	Remarks
			As of March 31, 2009	Increase during the interim period	Decrease during the interim period	As of September 30, 2009
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)

	Stock acquisition rights as stock option			—			1,643

Consolidated subsidiaries (Treasury stock acquisition rights)				—			663 (—)

Total				—			2,307 (—)

3. Cash dividends distributed by MHFG are as follows:

Cash dividends paid during the six months ended September 30, 2009

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date

June 25, 2009	Common Stock	111,676	10	March 31, 2009
Ordinary General Meeting of Shareholders	Eleventh Series Class XI Preferred Stock	18,239	20	March 31, 2009	June 25, 2009
	Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2009

Total		131,015

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1.	Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥4,921,251
Due from Banks excluding central banks	(582,948)

Cash and Cash Equivalents	¥4,338,302

2.	Significant non-fund transaction:

Amount and breakdown of assets received and liabilities undertaken as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. are as follows:

Millions of yen
Total assets:	¥2,321,155
Trading assets included in the above:	1,008,003
Total liabilities:	2,020,673
Trading liabilities included in the above:	¥671,840

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Mizuho Financial Group, Inc.

(NOTES TO SECURITIES)

In addition to “Securities” on the consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
As of September 30, 2009	Amount on Consolidated BS	Fair Value	Unrealized Gains/Losses (Net)
Japanese Government Bonds	¥350,401	¥353,250	¥2,848
Japanese Corporate Bonds	6,642	6,655	13
Other	54,127	54,193	66

Total	¥411,171	¥414,099	¥2,928

*	Fair value is primarily based on the market price at the consolidated balance sheet date.

2.	Other Securities which have readily determinable fair value:

	Millions of yen
As of September 30, 2009	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Japanese Stocks	¥2,659,340	¥2,981,748	¥322,408
Japanese Bonds	25,616,104	25,700,539	84,434
Japanese Government Bonds	24,351,857	24,437,217	85,360
Japanese Local Government Bonds	111,584	113,348	1,763
Japanese Corporate Bonds	1,152,662	1,149,973	(2,689)
Other	8,087,124	7,886,838	(200,285)
Foreign Bonds	5,352,306	5,318,266	(34,040)
Other Debt Purchased	1,691,735	1,672,124	(19,611)
Other	1,043,082	896,447	(146,634)

Total	¥36,362,570	¥36,569,127	¥206,556

*1.	Net Unrealized Gains include ¥46,346 million, which was recognized in the consolidated statement of income by applying the fair-value hedge method and others.
*2.	Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*3.	Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the interim period (impairment (“devaluation”)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (“devaluation”) for the interim period was ¥10,899 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Additional Information)

1. Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, domestic consolidated banking subsidiaries and some of trust banking subsidiaries have applied reasonably calculated prices as book value for the interim period.

As a result, compared to applying market price as book value, Securities increased by ¥91,888 million, Deferred Tax Assets decreased by ¥16,549 million, Net Unrealized Gains on Other Securities, net of Taxes increased by ¥71,964 million and Minority Interests increased by ¥3,374 million.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

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Mizuho Financial Group, Inc.

2.	Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European, North American, and other offices of domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

As a result, compared to applying valuations obtained from brokers and information vendors as fair value, Securities increased by ¥132,779 million, Deferred Tax Assets decreased by ¥422 million, Net Unrealized Gains (Losses) on Other Securities, net of Taxes increased by ¥7,821 million and Ordinary Profits increased by ¥15,107 million.

The book value that was reasonably calculated based on the reasonable estimates of our management mentioned above is ¥521,056 million. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

3.	Major components of securities not stated at fair value and their amount on the consolidated balance sheet:

Millions of yen
As of September 30, 2009	Amount
Other Securities:
Non-publicly Offered Bonds	¥1,831,279
Unlisted Stocks	424,867
Unlisted Foreign Securities	332,079
Other	¥196,501

(NOTES TO MONEY HELD IN TRUST)

1.	Money Held in Trust Held to Maturity (As of September 30, 2009):

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

	Millions of yen
As of September 30, 2009	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Other in Money Held in Trust	¥1,135	¥1,111	¥(23)

Note:	Fair value of Other in Money Held in Trust is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

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Mizuho Financial Group, Inc.

(MATTERS RELATED TO COMBINATION AND OTHERS)

Mizuho Securities Co., Ltd. (“former MHSC”), MHFG’s consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate under the equity method, signed the merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger (“Merger”) took effect on May 7, 2009.

	Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, voting rights ratio, and grounds for determination of the acquiring company

a. Name of the acquired company	Shinko Securities Co., Ltd.

b. Business type	Financial Instruments Business

c. Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group, to leverage Shinko’s strength as a securities arm of a banking institution, to become more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.

d. Date of the combination	May 7, 2009

e. Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the absorbed entity.

f. Name of the company after the combination	Mizuho Securities, Co., Ltd.

g. Voting rights ratio	Voting rights ratio held before the combination: 27.32% Voting rights ratio additionally obtained on the combination date: 32.19% Voting rights ratio after acquisition: 59.51%

h. Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legal absorbed entity, holds over half of the new company’s voting rights as a result of the Merger, the former MHSC is the acquiring company and Shinko is the acquired company under Accounting Standard for Business Combinations.

‚	Period of the acquired company’s results included in the interim consolidated financial statements

From May 7, 2009 to September 30, 2009

ƒ	Acquisition cost and its breakdown of the acquired company

Consideration for acquisition: Common stock of the former MHSC	¥107,864 million
Expenses directly necessary for the combination: Advisory fees and others	¥118 million
Acquisition cost:	¥107,983 million

„	Merger ratio, calculation method, number of new shares to be issued, and gains and losses on step acquisition

a.	Merger ratio:

Company Name	Shinko (surviving entity)	Former MHSC (absorbed entity)
Merger Ratio	1	122

b.	Calculation method of merger ratio:

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC appointed a third-party for valuations respectively. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

c.	Number of new shares to be issued:

Shares of common stock:	815,570,000 shares

d.	Gains and losses on step acquisition: ¥(13,670) million (included in Extraordinary Losses)

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Mizuho Financial Group, Inc.

…	Amount, cause, and accounting method of negative goodwill incurred

a.	Amount of negative goodwill incurred: ¥67,916 million (included in Extraordinary Gains)

b.	Cause:

Difference between the amount corresponding to MHFG’s equity position in the acquired company and the acquisition cost

c.	Accounting method:

Recorded as profits for the fiscal year in which the negative goodwill incurred due to early adoption of “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008).

†	Amount and breakdown of assets received and liabilities undertaken on the combination date

a. Assets:
Total assets:	¥2,321,155 million
Trading assets included in the above:	¥1,008,003 million

b. Liabilities:
Total liabilities:	¥2,020,673 million
Trading liabilities included in the above:	¥671,840 million

‡	Amount allocated to Intangible Fixed Assets other than goodwill, breakdown by major type, and weighted-average amortization period in total and by major type

a. Amount allocated to Intangible Fixed Assets:	¥73,949 million

b. Breakdown by major type:
Customer-Related Assets:	¥73,949 million

c. Weighted-average amortization period in total and by major type:
Customer-Related Assets:	16 years

ˆ	Gains and losses on the change in equity position due to the merger of the acquiring company:

¥(34,408) million (included in Extraordinary Losses)

1-31

Mizuho Financial Group, Inc.

(8) SEGMENT INFORMATION

Segment Information by Type of Business

	Millions of yen
For the six months ended September 30, 2008	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,572,028	267,870	63,694	1,903,592	—	1,903,592
(2) Inter-segment Ordinary Income	22,433	37,492	65,484	125,410	125,410	—

Total	1,594,461	305,362	129,178	2,029,003	125,410	1,903,592

Ordinary Expenses	1,530,251	316,893	120,893	1,968,038	121,234	1,846,804

Ordinary Profits (Losses)	64,210	(11,530)	8,284	60,964	4,175	56,788

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

	Millions of yen
For the six months ended September 30, 2009	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,236,998	198,415	49,619	1,485,032	—	1,485,032
(2) Inter-segment Ordinary Income	12,925	9,434	61,550	83,911	83,911	—

Total	1,249,924	207,849	111,170	1,568,943	83,911	1,485,032

Ordinary Expenses	1,188,116	159,826	111,399	1,459,343	78,100	1,381,242

Ordinary Profits (Losses)	61,807	48,022	(229)	109,600	5,810	103,789

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

	Millions of yen
For the fiscal year ended March 31, 2009	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	3,065,295	318,234	130,899	3,514,428	—	3,514,428
(2) Inter-segment Ordinary Income	36,760	56,924	151,470	245,155	245,155	—

Total	3,102,055	375,158	282,370	3,759,584	245,155	3,514,428

Ordinary Expenses	3,488,527	396,578	263,456	4,148,562	239,001	3,909,560

Ordinary Profits (Losses)	(386,471)	(21,420)	18,913	(388,978)	6,153	(395,131)

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

1-32

Mizuho Financial Group, Inc.

Segment Information by Geographic Area

	Millions of yen
For the six months ended September 30, 2008	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,253,414	226,278	316,381	107,517	1,903,592	—	1,903,592
(2) Inter-segment Ordinary Income	36,587	61,812	22,469	889	121,758	121,758	—

Total	1,290,002	288,091	338,850	108,406	2,025,351	121,758	1,903,592

Ordinary Expenses	1,231,166	240,799	402,067	88,780	1,962,814	116,010	1,846,804

Ordinary Profits (Losses)	58,835	47,292	(63,217)	19,625	62,536	5,747	56,788

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America, Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong, the Republic of Singapore, etc.

	Millions of yen
For the six months ended September 30, 2009	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,227,395	86,286	117,496	53,853	1,485,032	—	1,485,032
(2) Inter-segment Ordinary Income	65,641	64,723	4,459	1,306	136,129	136,129	—

Total	1,293,036	151,009	121,956	55,159	1,621,162	136,129	1,485,032

Ordinary Expenses	1,155,834	113,943	164,748	36,741	1,471,269	90,026	1,381,242

Ordinary Profits (Losses)	137,201	37,065	(42,792)	18,418	149,893	46,103	103,789

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America, Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong, the Republic of Singapore, etc.

3.      With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

         As a result, compared to applying valuations obtained from brokers and information vendors as fair value, Ordinary Profits in Europe increased by ¥15,107 million in this interim period.

	Millions of yen
For the fiscal year ended March 31, 2009	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,606,492	378,876	344,862	184,196	3,514,428	—	3,514,428
(2) Inter-segment Ordinary Income	100,740	117,395	30,157	1,303	249,596	249,596	—

Total	2,707,233	496,271	375,019	185,500	3,764,025	249,596	3,514,428

Ordinary Expenses	3,113,927	398,604	479,813	154,037	4,146,383	236,822	3,909,560

Ordinary Profits (Losses)	(406,693)	97,667	(104,794)	31,462	(382,358)	12,773	(395,131)

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America, Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong, the Republic of Singapore, etc.

3.      With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

         As a result, Ordinary Income increased in Europe by ¥416 million, and Ordinary Expenses decreased in Japan, Americas, and Europe by ¥6,814 million, ¥589 million, and ¥99,558 million, respectively. Ordinary Profits increased in Americas by ¥589 million, and Ordinary Losses decreased in Japan and Europe by ¥6,814 million and ¥99,975 million, respectively.

1-33

Mizuho Financial Group, Inc.

Ordinary Income from Overseas Entities

For the six months ended September 30, 2008

Millions of yen
Ordinary Income from Overseas Entities	650,177
Total Ordinary Income	1,903,592
Ordinary Income of Overseas Entities’ Ratio (%)	34.1

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the six months ended September 30, 2009

Millions of yen
Ordinary Income from Overseas Entities	257,637
Total Ordinary Income	1,485,032
Ordinary Income of Overseas Entities’ Ratio (%)	17.3

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the fiscal year ended March 31, 2009

Millions of yen
Ordinary Income from Overseas Entities	907,935
Total Ordinary Income	3,514,428
Ordinary Income of Overseas Entities’ Ratio (%)	25.8

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

1-34

Mizuho Financial Group, Inc.

6.	NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2008	As of September 30, 2009	As of March 31, 2009 (Selected Items)
Assets
Current Assets
Cash and Due from Banks	¥8,683	¥12,322	¥16,056
Accounts Receivable	89,928	808	90,120
Other Current Assets	3,446	3,397	1,887
Total Current Assets	102,058	16,528	108,064
Fixed Assets
Tangible Fixed Assets	1,540	1,276	1,327
Intangible Fixed Assets	4,424	3,708	4,123
Investments	4,442,796	5,208,975	4,439,225
Investments in Subsidiaries and Affiliates	4,436,376	5,233,951	4,431,880
Other Investments	6,420	7,880	7,345
Reserve for Possible Losses on Investments	—	(32,856)	—
Total Fixed Assets	4,448,761	5,213,961	4,444,677

Total Assets	¥4,550,820	¥5,230,489	¥4,552,741

Liabilities
Current Liabilities
Short-term Borrowings	¥720,000	¥700,000	¥700,000
Short-term Bonds	140,000	270,000	160,000
Lease Liabilities	4	—	—
Accrued Corporate Taxes	70	65	—
Reserve for Bonus Payments	260	260	272
Reserve for Contingencies	—	—	77,620
Other Current Liabilities	3,107	5,197	2,085
Total Current Liabilities	863,442	975,523	939,978
Non-Current Liabilities
Bonds and Notes	—	240,000	—
Reserve for Employee Retirement Benefits	1,108	1,360	1,231
Other Non-Current Liabilities	2,870	2,751	2,919
Total Non-Current Liabilities	3,978	244,111	4,151

Total Liabilities	867,421	1,219,635	944,130

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965	1,805,565	1,540,965
Capital Surplus
Capital Reserve	385,241	649,841	385,241
Total Capital Surplus	385,241	649,841	385,241
Retained Earnings
Appropriated Reserve	4,350	4,350	4,350
Other Retained Earnings	1,759,131	1,554,688	1,683,272
Retained Earnings Brought Forward	1,759,131	1,554,688	1,683,272
Total Retained Earnings	1,763,481	1,559,038	1,687,622
Treasury Stock	(6,270)	(5,183)	(6,218)

Total Shareholders’ Equity	3,683,417	4,009,261	3,607,610

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(19)	(51)	(32)

Total Valuation and Translation Adjustments	(19)	(51)	(32)

Stock Acquisition Rights	—	1,643	1,032

Total Net Assets	3,683,398	4,010,853	3,608,611

Total Liabilities and Net Assets	¥4,550,820	¥5,230,489	¥4,552,741

1-35

Mizuho Financial Group, Inc.

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009 (Selected Items)
Operating Income	¥426,950	¥19,607	¥442,701
Operating Expenses
General and Administrative Expenses	9,685	9,638	19,968
Total Operating Expenses	9,685	9,638	19,968

Operating Profits	417,265	9,968	422,733

Non-Operating Income	189	2,700	246
Non-Operating Expenses	6,186	9,620	11,017

Ordinary Profits	411,268	3,048	411,961

Extraordinary Gains	44,675	—	46,069
Extraordinary Losses	1,426	3	79,335

Income before Income Taxes	454,517	3,044	378,695

Income Taxes:
Current	2	2	6
Deferred	(85)	(50)	(126)

Total Income Taxes	(82)	(48)	(120)

Net Income	¥454,600	¥3,093	¥378,815

1-36

Mizuho Financial Group, Inc.

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,540,965	¥1,540,965
Changes during the period
Issuance of New Shares	—	264,600	—

Total Changes during the period	—	264,600	—

Balance as of the end of the period	1,540,965	1,805,565	1,540,965

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	385,241	385,241	385,241
Changes during the period
Issuance of New Shares	—	264,600	—

Total Changes during the period	—	264,600	—

Balance as of the end of the period	385,241	649,841	385,241

Total Capital Surplus
Balance as of the end of the previous period	385,241	385,241	385,241
Changes during the period
Issuance of New Shares	—	264,600	—

Total Changes during the period	—	264,600	—

Balance as of the end of the period	385,241	649,841	385,241

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350	4,350	4,350
Changes during the period
Total Changes during the period	—	—	—

Balance as of the end of the period	4,350	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,584,764	1,683,272	1,584,764
Changes during the period
Cash Dividends	(133,898)	(131,015)	(133,898)
Net Income	454,600	3,093	378,815
Disposition of Treasury Stock	(26)	(661)	(101)
Cancellation of Treasury Stock	(146,308)	—	(146,308)

Total Changes during the period	174,367	(128,583)	98,507

Balance as of the end of the period	1,759,131	1,554,688	1,683,272

Total Retained Earnings
Balance as of the end of the previous period	1,589,114	1,687,622	1,589,114
Changes during the period
Cash Dividends	(133,898)	(131,015)	(133,898)
Net Income	454,600	3,093	378,815
Disposition of Treasury Stock	(26)	(661)	(101)
Cancellation of Treasury Stock	(146,308)	—	(146,308)

Total Changes during the period	174,367	(128,583)	98,507

Balance as of the end of the period	¥1,763,481	¥1,559,038	¥1,687,622

1-37

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2008	For the six months ended September 30, 2009	For the fiscal year ended March 31, 2009
Treasury Stock
Balance as of the end of the previous period	¥(2,447)	¥(6,218)	¥(2,447)
Changes during the period
Repurchase of Treasury Stock	(150,272)	(3)	(150,359)
Disposition of Treasury Stock	140	1,037	280
Cancellation of Treasury Stock	146,308	—	146,308

Total Changes during the period	(3,822)	1,034	(3,770)

Balance as of the end of the period	(6,270)	(5,183)	(6,218)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,512,873	3,607,610	3,512,873
Changes during the period
Issuance of New Shares	—	529,200	—
Cash Dividends	(133,898)	(131,015)	(133,898)
Net Income	454,600	3,093	378,815
Repurchase of Treasury Stock	(150,272)	(3)	(150,359)
Disposition of Treasury Stock	114	376	179

Total Changes during the period	170,544	401,650	94,737

Balance as of the end of the period	3,683,417	4,009,261	3,607,610

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	(27)	(32)	(27)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	8	(19)	(4)

Total Changes during the period	8	(19)	(4)

Balance as of the end of the period	(19)	(51)	(32)

Stock Acquisition Rights
Balance as of the end of the previous period	—	1,032	—
Changes during the period
Net Changes in Items other than Shareholders’ Equity	—	611	1,032

Total Changes during the period	—	611	1,032

Balance as of the end of the period	—	1,643	1,032

Total Net Assets
Balance as of the end of the previous period	3,512,845	3,608,611	3,512,845
Changes during the period
Issuance of New Shares	—	529,200	—
Cash Dividends	(133,898)	(131,015)	(133,898)
Net Income	454,600	3,093	378,815
Repurchase of Treasury Stock	(150,272)	(3)	(150,359)
Disposition of Treasury Stock	114	376	179
Net Changes in Items other than Shareholders’ Equity	8	591	1,027

Total Changes during the period	170,552	402,242	95,765

Balance as of the end of the period	¥3,683,398	¥4,010,853	¥3,608,611

(4) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-38

SUMMARY OF FINANCIAL RESULTS

For the Second Quarter (First Half) of Fiscal 2009

(Six months ended September 30, 2009)

<under Japanese GAAP>

Summary Results for the Second Quarter (First Half) of Fiscal 2009

I. Summary of Income Analysis

•	Consolidated Net Business Profits

•	Consolidated Gross Profits for the first half of fiscal 2009 increased by JPY 87.8 billion on a year-on-year basis to JPY 1,005.1 billion.

•

Gross Profits of the banking subsidiaries amounted to JPY 790.6 billion, due to an increase in income derived from flexible and timely operations in the Trading segment and other factors partly offset by a decrease in income from Customer Groups mainly due to a decline in deposit income reflecting the drop in market interest rates. G&A expenses decreased by JPY 4.2 billion on a year-on-year basis to JPY 452.3 billion due to our overall cost reduction efforts, despite a year-on-year increase of JPY 18.6 billion in expenses associated with employee retirement benefits.

•

Aggregated consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities* and Mizuho Investors Securities) increased by JPY 103.4 billion on a year-on-year basis to JPY 168.6 billion, mainly due to, in addition to an increase in commission income, the effect of the merger with Shinko Securities.

[*	Our financial results for the first half of fiscal 2008 did not include the income of Shinko Securities (Net Operating Revenues of JPY 55.2 billion and Ordinary Profits of JPY 0.2 billion), since Shinko Securities was an affiliate under the equity method of our group at that time.]

•	As a result, Consolidated Net Business Profits amounted to JPY 359.5 billion, a year-on-year increase of JPY 42.0 billion.

•	Consolidated Net Income

•	Consolidated Net Income for the first half of fiscal 2009 amounted to JPY 87.8 billion, a year-on-year decrease of JPY 6.7 billion.

•	Consolidated Credit-related Costs amounted to JPY 161.7 billion, and Credit Cost Ratio of the 3 Banks was 32bps**, an improvement from 69bps for the full fiscal 2008.

**	Credit-related Costs for the first half of fiscal 2009 x 2 / Total claims under the Financial Reconstruction Law as of September 30, 2009 (aggregated amount of banking account and trust account)

•	The total P&L impact on our group of the global financial market turmoil for the first half of fiscal 2009 was limited to a loss of approximately JPY 3.0 billion.

•

Net Gains related to Stocks amounted to JPY 20.2 billion as a consequence of recording Gains on Sales in our efforts to reduce our stock portfolio despite recording losses in the amount of JPY 29.0 billion on equity derivatives entered into for hedging purposes at the banking subsidiaries.

•

As for credit derivatives transactions entered into for credit risk hedging purposes at the banking subsidiaries, we recognized valuation losses of JPY 76.8 billion related to such hedging transactions due to the improvement in the credit markets.

•

Net Extraordinary Gains on our consolidated basis in connection with the consummation of the merger between Mizuho Securities and Shinko Securities in May 2009 amounted to JPY 19.8 billion (negative goodwill incurred profits associated with the merger of these securities companies and other factors).

(Consolidated)

	1H of FY2009 (Apr. 1 - Sep. 30, 2009)
		Change from 1H of FY2008
		(JPY Bn)
Consolidated Gross Profits	1005.1	87.8
Consolidated Net Business Profits *1	359.5	42.0
Credit-related Costs	-161.7	-18.9
Net Gains (Losses) related to Stocks	20.2	59.8
Ordinary Profits	103.7	47.0
Net Income	87.8	-6.7

Net valuation gains (losses) related to hedging transactions *2	-105.8	-112.5
Net extraordinary gains due to the merger of the securities companies	19.8	19.8

*1	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

*2	Equity derivatives + credit derivatives for credit risk hedging purposes (of which JPY -88.0 billion was recognized for the first quarter)

(Reference) 3 Banks

	1H of FY2009 (Apr. 1 - Sep. 30, 2009)
		Change from 1H of FY2008
		(JPY Bn)
Gross Profits *1	790.6	24.9
G&A Expenses (excluding Non-Recurring Losses)	-452.3	4.2
Net Business Profits	338.3	29.2
Credit-related Costs *2	-116.9	13.5
Net Gains (Losses) related to Stocks	24.1	64.8
Ordinary Profits	94.5	84.7
Net Income	128.1	-41.2

*1	Includes impacts on banking subsidiaries (JPY 45.0 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs

*2	Includes impact of a review of the calculation method for reserve for possible losses on loans guaranteed by our credit guarantee subsidiary (JPY 26.8 billion, eliminated on a consolidated basis)

2-1

•	Net Interest Income

•

The average loan balance for the first half of fiscal 2009 increased by JPY 0.9 trillion on a year-on-year basis, while it decreased by JPY 1.3 trillion compared with the second half of fiscal 2008 mainly due to a decrease of JPY 1.1 trillion in loans to Deposit Insurance Corporation of Japan and the Japanese Government.

•

The domestic loan-and-deposit rate margin for the same period increased by 0.15% at Mizuho Corporate Bank from that for the first half of fiscal 2008. Meanwhile, the aggregate figure of domestic operations decreased slightly by 0.03% from that for the first half of fiscal 2008, as shown on the graph below.

•

Net Interest Income on a consolidated basis for the first half of fiscal 2009 increased by JPY 57.6 billion on a year-on-year basis to JPY 581.0 billion, with an increase in Net Interest Income in the Trading segment.

*1	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc. Balance for overseas branches includes foreign exchange translation impact.

*2

Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government

•	Non-Interest Income

•

Net Fee and Commission Income of the 3 Banks for the first half of fiscal 2009 amounted to JPY 136.0 billion, a year-on-year decrease of JPY 10.3 billion. This was primarily due to, in a business environment where the impact of the financial market turmoil still remained on the real economy, a decrease in fee and commission income from solution-related business and overseas business with corporate customers as well as a decrease in profits from trust and asset management business of Mizuho Trust & Banking.

•

Meanwhile, as for our business with individual customers, fee income associated with sales of investment trusts and individual annuities for the first half of fiscal 2009 increased from that for the second half of fiscal 2008.

2-2

II. Financial Soundness

•	With respect to our financial soundness, although our NPL Ratio increased by 0.24% from March 31, 2009, it remained at a low level of 2.01%.

•	Unrealized Gains (Losses) on Other Securities improved by JPY 732.6 billion from March 31, 2009 to JPY 160.2 billion.

•	Our Consolidated Capital Adequacy Ratio was 12.92%, an improvement of 2.37% from that as of March 31, 2009.

•	The total balance of securitization products and details as of September 30, 2009 are shown on page 2-5.

	September 30, 2009
		Change from Mar. 31, 2009
		(JPY Bn)
Consolidated Capital Adequacy Ratio	12.92%	2.37%
(Total Risk-based Capital)	(7,637.5)	(1,410.5)
Tier 1 Capital Ratio	8.71%	2.33%
(Tier 1 Capital)	(5,151.1)	(1,384.8)
Prime Capital Ratio *1	5.37%	2.25%
Net Deferred Tax Assets (DTAs) (Consolidated)	615.1	-99.5
Net DTAs / Tier 1 Ratio	11.9%	-7.0%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,431.2	46.4
NPL Ratio	2.01%	0.24%
Unrealized Gains (Losses) on Other Securities (Consolidated) *2	160.2	732.6

*1	Prime Capital (Tier 1 Capital - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets

*2	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments.

For Floating-rate Japanese Government Bonds and the vast majority of foreign currency denominated securitization products, we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

III. Disciplined Capital Management

In light of factors including the recent financial market turmoil and global economic downturn, we have been putting more priority on “strengthening of stable capital base” in order to prepare for a further adverse business environment.

More specifically, our medium-term target is to increase our consolidated Tier 1 capital ratio to 8% level, and we aim to maintain our prime capital at a level of more than half of our Tier 1 capital. As of September 30, 2009, our consolidated Tier 1 capital ratio and our prime capital ratio were 8.71% and 5.37%, respectively.

•	Increase of our prime capital

•

In the first half of fiscal 2009, we issued common stock (the number of shares issued: 3 billion shares, total amount paid: JPY 529.2 billion) for the purpose of increasing our prime capital. Our decision is aimed at, in light of the current uncertainty over the economy, securing a solid and sufficient capital buffer in preparation for a further adverse business environment and ensuring the flexibility to capture business opportunities leading to our future growth and to respond to customer needs.

•	Strengthening of our capital base through issuance of “non-dilutive” preferred securities

•

We issued preferred debt securities amounted at JPY 139.5 billion in June 2009, JPY 72.5 billion in August 2009, and JPY 25.0 billion in September 2009 through our overseas special purpose subsidiary, so as to further increase our group’s capital base in light of the recent financial market turmoil on top of securing the agility and improving the flexibility of our capital strategy.

•	Meanwhile, we made a full redemption of JPY 176.0 billion of preferred debt securities which became redeemable at the issuer’s option in June 2009.

•	Conversion of mandatory convertible preferred stock into common stock

•

During the first half of fiscal 2009, the number of shares of our common stock increased by 1,002 million through requests for conversion of 317 million shares (JPY 317.6 billion) of Eleventh Series Class XI Preferred Stock. The outstanding balance of such preferred stock as of September 30, 2009 was JPY 594.2 billion.

We continue to pursue “disciplined capital management”, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition or other factors, and in light of on-going global discussions on capital.

2-3

Earnings Estimates for Fiscal 2009

(Figures below are on a consolidated basis)

•	We estimate Consolidated Net Business Profits for fiscal 2009 to be JPY 720.0 billion, an increase of JPY 97.3 billion compared with the previous fiscal year, unchanged from the original estimate.

This is because, while taking into account the first half results in which the Trading segment showed a strong performance, we plan to further strengthen the profitability primarily in Customer Groups of the banking subsidiaries mainly by increasing loan interest income and through enhancing further the group synergies, and we assume our securities subsidiaries and others will improve their profitability.

•	We estimate Credit-related Costs and Net Gains related to Stocks to be JPY -330.0 billion and JPY 50.0 billion, respectively.

•

We estimate Ordinary Profits to be JPY 300.0 billion (a decrease of JPY 30.0 billion compared with the original estimate), taking into account factors in the first half including the valuation losses recognized on derivatives transactions entered into for hedging purposes.

•	Based on the above, we estimate Consolidated Net Income to be JPY 200.0 billion, unchanged from the original estimate.

•

While we anticipate a severe business environment, we plan to make cash dividend payments of JPY 8 per share of common stock for the fiscal year ending March 31, 2010, also from the standpoint of providing stable dividend payments, and plan to make dividend payments on preferred stock as prescribed (both unchanged from the original estimates).

(Consolidated)

	FY2009 (Estimates)
		Change from FY2008
		(JPY Bn)
Consolidated Net Business Profits *	720.0	97.3
Credit-related Costs	-330.0	206.7
Net Gains (Losses) related to Stocks	50.0	450.2
Ordinary Profits	300.0	695.1
Net Income	200.0	788.8

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2009 (Estimates)
		Change from FY2008
		(JPY Bn)
Net Business Profits *1	700.0	123.3
Credit-related Costs *2	-275.0	264.3
Net Gains (Losses) related to Stocks	45.0	489.2
Ordinary Profits	260.0	780.2
Net Income	275.0	851.9

*1	Includes impacts on banking subsidiaries (approximately JPY 78.0 billion) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred securities by SPCs

*2	Includes impact of a review of the calculation method for reserve for possible losses on loans guaranteed by our credit guarantee subsidiary (JPY 26.8 billion, eliminated on a consolidated basis)

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effect of changes in general economic conditions in Japan and elsewhere; our ability to avoid reputational harm; and the effectiveness of our operational, legal and other risk management policies.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-4

[Reference]

1.	Breakdown of Earnings by Business Segment

[3 Banks]

	1H of FY2009 (Apr. 1 - Sep. 30, 2009)
		Change from 1H of FY2008
		(JPY Bn)
Gross Profits	589.0	-77.0
G&A Expenses	-360.0	7.1
Customer Groups	228.9	-69.9
Gross Profits	201.5	101.8
G&A Expenses	-92.2	-2.8
Trading & Others	109.3	99.0
Gross Profits	790.6	24.9
G&A Expenses	-452.3	4.2
Net Business Profits	338.3	29.2

(Note) The figures of each segment are shown based on the internal management data for reference purposes.

The figures of “1H of FY2009” reflect effects from changes in managerial accounting rules of Mizuho Bank (such as those for internal transfer rates for funding).

“Change from 1H of FY2008” was calculated based on managerial accounting rules before the changes.

The figures of 1H of FY2009 before changes in managerial accounting rules are as follows; “Customer Groups” (JPY 241.4 billion), “Trading and Others” (JPY 96.7 billion).

2.	Total Balance of Securitization Products and Details

[The group in total]

[balances on managerial accounting and fair value basis]

	September 30, 2009 *
	(JPY Bn)
Foreign currency denominated	567	(35)
RMBS, ABSCDO	245	(1)
Yen denominated	2,438	(135)
Securitization Products	3,005	(170)

*	Figures in brackets are the balances of Mizuho Securities including its overseas subsidiaries (all of which were held in trading accounts)

Please refer to the attachment, “Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures”.

Definition

3 Banks:	Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-5

Attachment

Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

1.	Breakdown of foreign currency denominated securitization products

Banking Subsidiaries

(JPY Bn, round figures)

3 Banks (including overseas subsidiaries)

= Banking account

		Balances as of Mar. 31, 2009 *1	Marks (%) as of Mar. 31, 2009	Balances as of Sep. 30, 2009 *1	Marks (%) as of Sep. 30, 2009	Unrealized Gains/Losses as of Sep. 30, 2009	Realized Gains/Losses for 1H FY2009 *1	(Reference) Hedged proportions *2
		(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	540	62	*3 532	64	-19	2	approx.60%
2	ABSCDOs, CDOs	49	23	38	19	1	1	approx.40%
3	CDOs backed by RMBS	5	3	4	3	1	0	—
4	CDOs backed by claims against corporations (securitization products backed by original assets (non-securitized assets))	44	55	34	52	0	1	approx.40%
5	RMBS *4 (underlying assets outside US, mainly in Europe)	188	68	206	74	-6	1	approx.70%
6	ABS, CLOs and others	303	79	288	81	-14	0	approx.50%
7	CLOs	182	90	176	92	-10	0	approx.50%
8	ABS	69	77	62	80	-1	3	approx.50%
9	CMBS	52	76	50	75	-3	-3	approx.70%

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risk to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approx. JPY 23 billion as of Sep. 30, 2009. Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2009 and Sep. 30, 2009 were those after being offset by the amount of Reserve for Possible Losses on Investments.

*2	The proportions of balances (fair value) of the securitization products, as of Sep. 30, 2009, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risk to third parties until maturity.

In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS counterparties †1:

Financial services subsidiary (A- rating) of a multi-line insurance company: approx. JPY 158 billion

Government-affiliated financial institution (AA- rating): approx. JPY 89 billion

†1 Notional amount basis. Ratings were based on the lowest external ratings as of Sep. 30, 2009.

*3	The change in balance from Mar. 31, 2009 (approx. JPY -8 billion) included approx. JPY 10 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against the US dollar.

*4	Excluded US government-owned corporation bonds and government-sponsored enterprises bonds. The total balance (fair value) of the US government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprises (GSE) (Fannie Mae, Freddie Mac) bonds held as of Sep. 30, 2009 was approx. JPY 610 billion, with approx. JPY 13 billion of unrealized gains. Almost all of the total balance was RMBS guaranteed by Ginnie Mae. There was no holding of stocks of these entities.

Securities Subsidiaries

(JPY Bn, round figures)

Mizuho Securities (including overseas subsidiaries)

=Trading account

		Balances as of Mar. 31, 2009	Marks (%) as of Mar. 31, 2009	Balances as of Sep. 30, 2009	Marks (%) as of Sep. 30, 2009	Realized Gains/Losses for 1H FY2009
		(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	39	12	*1 35	12	1
2	ABSCDOs, CDOs	6	2	1	0	-0
3	CDOs backed by RMBS	6	2	*2 1	0	-0
4	CDOs backed by CMBS	—	—	—	—	0
5	RMBS	1	1	0	0	0
6	RMBS backed by US subprime mortgage loans	0	2	0	0	-0
7	RMBS except above *3 (RMBS backed by mid-prime loans, prime loans and others)	1	1	0	0	0
8	ABS, CLOs and others	32	79	34	81	1
9	CLOs	24	83	22	79	-1
10	CMBS	0	14	0	14	-0
11	SIV-related	*4 8	72	*4 12	86	2

*1	The change in balance from Mar. 31, 2009 (approx. JPY -4 billion) included approx. JPY 3 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against the US dollar.

*2	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approx. 20%. Approx. 30% of the balance (fair value) consisted of Super Senior tranche.

*3	Excluded US government-owned corporation bonds and government-sponsored enterprises bonds. As of Sep. 30, 2009, approx. JPY 34 billion of RMBS issued or guaranteed by Ginnie Mae or GSE (Fannie Mae, Freddie Mac) and approx. JPY 107 billion of the corporate bonds issued by Fannie Mae or Freddie Mac were held for the purpose of, among other things, market-making activities in the US. There was no holding of stocks of these entities.

*4	Obtained senior bonds issued by a SIV, in settlement of CDS transactions where such bonds were treated as collateral. These CDS transactions were related to CDO structuring business.

(Note)	Please refer to the Mizuho Securities’ Summary of Financial Statements for the Six months ended September 30, 2009 for more detailed information such as Credit Default Swaps (CDS) related to securitization products (total notional amount of approx. JPY 172 billion).

2-6

2.	Other relevant information (Sep. 30, 2009)

(The figures below are rounded to JPY 1 Bn)

Banking Subsidiaries

•	Loans Held for Sale (for which Reserve for Possible Losses on Sales of Loans was recorded)

•

Approximately JPY 28 billion of Reserve for Possible Losses on Sales of Loans was recorded against approximately JPY 98 billion of Loans Held for Sale associated with overseas LBO and other transactions (Reserve ratio: 28.1%)

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 34.3%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Out of the above-mentioned JPY 98 billion, the LBO/MBO related Loans Held for Sale amounted to approximately JPY 85 billion, and the relevant reserve ratio was 29.6%.

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 35.9%, if including the balances of Loans Held for Sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Overseas ABCP program-related

•

The total assets of approximately JPY 84 billion acquired by overseas ABCP conduits, for which Mizuho Corporate Bank acted as a sponsor, included approximately JPY 33 billion of securitization products that were backed by credit card receivables and account receivables. No US subprime mortgage loan-related assets were included.

•

The balance of securitization products acquired by the aforementioned overseas ABCP conduits decreased by approximately JPY 49 billion from that as of Mar. 31, 2009 primarily due to redemptions at maturities.

•	Securitization products and loans guaranteed by US financial guarantors (monolines)

Securitization products guaranteed by US monolines

•

Nil (Approximately JPY 4 billion of securitization products held by Mizuho Corporate Bank, which were backed by auto lease receivables, were sold in the second quarter of FY 2009. Gains on sales: approximately JPY 2 billion.)

Loans guaranteed by US monolines

•

Approximately JPY 15 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately JPY 7 billion was drawn down). No US subprime mortgage loan-related exposures were included.

•	There were no particular concerns about the credit conditions of the aforementioned projects as of Sep. 30, 2009.

•	Loans to mortgage lenders in US (working capital, etc.)

•	Approximately JPY 28 billion (approximately 20% of the lenders concerned had external ratings in the “A” range *1, and the rest had ratings in the “BB” range *1)

*1:	Based on the lowest external ratings as of Sep. 30, 2009.

2-7

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2009

(Six months ended September 30, 2009)

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”).

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2009	See above Notes		Page

1. Income Analysis	CON	NON(B)	3- 1

2. Interest Margins (Domestic Operations)	NON(B)		3- 6

3. Use and Source of Funds	NON(B)		3- 7

4. Net Gains/Losses on Securities	NON(B)		3- 11

5. Unrealized Gains/Losses on Securities	CON	NON(B)	3- 13

6. Projected Redemption Amounts for Securities	NON(B)		3- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON(B)		3- 16

8. Employee Retirement Benefits	NON(B)	CON	3- 17

9. Capital Adequacy Ratio	CON		3- 19

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 21

2. Status of Reserves for Possible Losses on Loans	CON	NON(B)	3- 23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B)	3- 25

5. Coverage on Disclosed Claims under the FRL	NON(B)		3- 27

6. Overview of Non-Performing Loans(“NPLs”)	NON(B)		3- 30

7. Results of Removal of NPLs from the Balance Sheet	NON(B&R)		3- 31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON(B)		3- 33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON(B)		3- 37

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON(B)		3- 39

(2) Loans to SMEs and Individual Customers	NON(B)		3- 39

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON(B)		3- 40

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON(B)		3- 40

III. DEFERRED TAXES	See above Notes		Page

1. Change in Deferred Tax Assets, etc.	CON	NON(B)	3- 41

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON(B)		3- 42

(2) Estimation for Calculating Deferred Tax Assets	NON(B)		3- 43

IV. OTHERS	See above Notes			Page

1. Breakdown of Deposits (Domestic Offices)	NON(B)			3- 47

2. Number of Directors and Employees	HC	NON(B)		3- 48

3. Number of Branches and Offices	NON(B)			3- 49

4. Earnings Estimates for Fiscal 2008	CON	NON(B)	HC	3- 50

Attachments	See above Notes			Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)			3- 51

Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)			3- 52

Non-Consolidated Statement of Changes in Net Assets	NON(B)			3- 53

Mizuho Corporate Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)			3- 54

Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)			3- 55

Non-Consolidated Statement of Changes in Net Assets	NON(B)			3- 56

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effect of changes in general economic conditions in Japan and elsewhere; our ability to avoid reputational harm; and the effectiveness of our operational, legal and other risk management policies.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2009

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2009	Change	First Half of Fiscal 2008

Consolidated Gross Profits	1	1,005,198	87,875	917,322
Net Interest Income	2	581,078	57,674	523,403
Fiduciary Income	3	24,150	(5,599)	29,749
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	222,025	21,892	200,132
Net Trading Income	6	197,911	144,990	52,920
Net Other Operating Income	7	(19,967)	(131,082)	111,115
General and Administrative Expenses	8	(657,751)	(53,282)	(604,469)
Personnel Expenses	9	(332,293)	(56,433)	(275,860)
Non-Personnel Expenses	10	(299,856)	1,299	(301,156)
Miscellaneous Taxes	11	(25,601)	1,851	(27,453)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(190,788)	(34,577)	(156,211)
Losses on Write-offs of Loans	13	(69,568)	40,494	(110,063)
Reversal of (Provision for) Reserves for Possible Losses on Loans	14	(111,922)	(69,300)	(42,621)
Net Gains (Losses) related to Stocks	15	20,225	59,821	(39,596)
Equity in Income from Investments in Affiliates	16	1,446	(901)	2,347
Other	17	(74,540)	(11,935)	(62,605)

Ordinary Profits	18	103,789	47,001	56,788
Net Extraordinary Gains (Losses)	19	40,393	39,853	540
Reversal of Reserves for Possible Losses on Loans, etc.	20	28,998	15,617	13,381
Reversal of Reserve for Possible Losses on Investments	21	—	(0)	0

Income before Income Taxes and Minority Interests	22	144,183	86,854	57,328
Income Taxes - Current *	23	(11,644)	650	(12,295)
- Deferred	24	10,773	(52,367)	63,141

Net Income before Minority Interests	25	143,312	35,137	108,174
Minority Interests in Net Income	26	(55,505)	(41,908)	(13,597)

Net Income	27	87,806	(6,770)	94,577

_____________
* Income Taxes - Current [23] includes Refund of Income Taxes.
Credit-related Costs (including Credit Costs for Trust Accounts)	28	(161,789)	(18,959)	(142,829)
_____________

* Credit-related Costs [28] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                Possible Losses on Loans ) [12] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                [20]+ Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	29	359,516	42,056	317,459
_____________

* Consolidated Net Business Profits [29] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	30	164	17	147
Number of affiliates under the equity method	31	23	1	22

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2009					First Half of Fiscal 2008
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	408,224	318,646	63,778	790,648	24,988	765,659
Domestic Gross Profits	2	368,198	150,236	59,131	577,566	(45,093)	622,660
Net Interest Income	3	296,535	109,417	20,905	426,858	14,925	411,932
Fiduciary Income	4			23,797	23,797	(5,165)	28,962
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	63,572	28,384	12,007	103,965	(6,470)	110,435
Net Trading Income	7	2,718	14,568	1,655	18,942	(48,354)	67,296
Net Other Operating Income	8	5,371	(2,133)	765	4,003	(28)	4,032
International Gross Profits	9	40,026	168,409	4,646	213,082	70,082	142,999
Net Interest Income	10	15,224	116,245	2,299	133,769	78,176	55,592
Net Fee and Commission Income	11	4,982	27,160	(32)	32,109	(3,832)	35,942
Net Trading Income	12	42,145	32,871	274	75,291	134,556	(59,264)
Net Other Operating Income	13	(22,326)	(7,866)	2,105	(28,088)	(138,818)	110,729
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(285,005)	(121,415)	(45,880)	(452,301)	4,260	(456,562)
Expense Ratio	15	69.8%	38.1%	71.9%	57.2%	(2.4%)	59.6%
Personnel Expenses	16	(98,060)	(43,569)	(17,616)	(159,247)	(17,989)	(141,257)
Non-Personnel Expenses	17	(172,112)	(72,084)	(26,885)	(271,082)	20,456	(291,538)
Premium for Deposit Insurance	18	(22,595)	(3,240)	(1,402)	(27,239)	(336)	(26,902)
Miscellaneous Taxes	19	(14,831)	(5,761)	(1,378)	(21,971)	1,794	(23,766)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *1	20	123,218	197,230	17,897	338,347	29,249	309,097
Excluding Net Gains (Losses) related to Bonds	21	120,684	186,176	15,131	321,992	34,678	287,313

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	2,368	24,347	(1,213)	25,502	60,517	(35,015)

Net Business Profits	23	125,587	221,577	16,684	363,849	89,767	274,081
Net Gains (Losses) related to Bonds	24	2,534	11,054	2,765	16,354	(5,428)	21,783
Net Non-Recurring Gains (Losses)	25	(106,512)	(154,029)	(8,790)	(269,333)	(5,058)	(264,274)
Net Gains (Losses) related to Stocks	26	(6,562)	30,545	122	24,104	64,886	(40,781)
Expenses related to Portfolio Problems	27	(68,730)	(94,553)	(6,499)	(169,783)	(31,879)	(137,903)
Other	28	(31,219)	(90,022)	(2,413)	(123,654)	(38,064)	(85,589)

Ordinary Profits	29	19,074	67,547	7,894	94,516	84,709	9,806
Net Extraordinary Gains (Losses)	30	15,137	8,622	60	23,820	(88,963)	112,783
Net Gains (Losses) on Disposition of Fixed Assets	31	(1,569)	(665)	(112)	(2,347)	(344)	(2,002)
Losses on Impairment of Fixed Assets	32	(301)	(1,861)	(556)	(2,719)	(1,739)	(980)
Reversal of Reserves for Possible Losses on Loans, etc.	33	16,501	10,794	25	27,322	(15,135)	42,458
Reversal of Reserve for Possible Losses on Investments	34	—	—	—	—	(83,623)	83,623
Income before Income Taxes	35	34,211	76,170	7,954	118,336	(4,254)	122,590
Income Taxes - Current *2	36	(271)	(502)	(6)	(780)	(471)	(308)
- Deferred	37	19,892	(7,666)	(1,647)	10,579	(36,562)	47,141

Net Income	38	53,833	68,001	6,300	128,135	(41,288)	169,423

_____________
*1. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].
*2. Income Taxes - Current [36] includes Refund of Income Taxes.

Credit-related Costs	39	(49,860)	(59,411)	(7,686)	(116,958)	13,502	(130,461)
_____________

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                 [33] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	2,368	24,347	(1,213)	25,502	5,954	19,548
Losses on Write-offs of Loans	42	(23,721)	(17,244)	(2,240)	(43,205)	55,675	(98,880)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(26,577)	(60,148)	(4,258)	(90,984)	(42,482)	(48,502)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	126	0	126	64	62
Reversal of (Provision for) Reserve for Contingencies	45	—	1,249	25	1,274	3,018	(1,744)
Other (including Losses on Sales of Loans)	46	(1,929)	(7,742)	—	(9,672)	(8,727)	(945)

Total	47	(49,860)	(59,411)	(7,686)	(116,958)	13,502	(130,461)

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Gross Profits	1	408,224	(18,281)	426,505
Domestic Gross Profits	2	368,198	2,129	366,068
Net Interest Income	3	296,535	5,551	290,983
Net Fee and Commission Income	4	63,572	(6,744)	70,316
Net Trading Income	5	2,718	(982)	3,700
Net Other Operating Income	6	5,371	4,303	1,067
International Gross Profits	7	40,026	(20,410)	60,436
Net Interest Income	8	15,224	9,712	5,512
Net Fee and Commission Income	9	4,982	(2,187)	7,170
Net Trading Income	10	42,145	51,350	(9,204)
Net Other Operating Income	11	(22,326)	(79,285)	56,958
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(285,005)	1,732	(286,737)
Expense Ratio	13	69.8%	2.5%	67.2%
Personnel Expenses	14	(98,060)	(16,367)	(81,693)
Non-Personnel Expenses	15	(172,112)	16,433	(188,546)
Premium for Deposit Insurance	16	(22,595)	(440)	(22,155)
Miscellaneous Taxes	17	(14,831)	1,665	(16,497)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	123,218	(16,548)	139,767
Excluding Net Gains (Losses) related to Bonds	19	120,684	(13,211)	133,895
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	2,368	37,383	(35,015)

Net Business Profits	21	125,587	20,834	104,752
Net Gains (Losses) related to Bonds	22	2,534	(3,337)	5,871

Net Non-Recurring Gains (Losses)	23	(106,512)	42,556	(149,068)
Net Gains (Losses) related to Stocks	24	(6,562)	31,244	(37,807)
Expenses related to Portfolio Problems	25	(68,730)	18,795	(87,526)
Other	26	(31,219)	(7,483)	(23,735)

Ordinary Profits	27	19,074	63,391	(44,316)
Net Extraordinary Gains (Losses)	28	15,137	(69,560)	84,698
Net Gains (Losses) on Disposition of Fixed Assets	29	(1,569)	(2,298)	728
Losses on Impairment of Fixed Assets	30	(301)	(127)	(173)
Reversal of Reserves for Possible Losses on Loans, etc.	31	16,501	9,717	6,784
Reversal of Reserve for Possible Losses on Investments	32	—	(83,623)	83,623

Income before Income Taxes	33	34,211	(6,169)	40,381
Income Taxes - Current	34	(271)	6	(277)
- Deferred	35	19,892	(19,998)	39,890

Net Income	36	53,833	(26,161)	79,994

Credit-related Costs	37	(49,860)	65,897	(115,757)
_______________

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for                                              Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	2,368	37,383	(35,015)
Losses on Write-offs of Loans	39	(23,721)	31,000	(54,721)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(26,577)	(1,228)	(25,349)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	—	—	—
Reversal of (Provision for) Reserve for Contingencies	42	—	—	—
Other (including Losses on Sales of Loans)	43	(1,929)	(1,258)	(671)

Total	44	(49,860)	65,897	(115,757)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Gross Profits	1	318,646	50,001	268,645
Domestic Gross Profits	2	150,236	(41,889)	192,125
Net Interest Income	3	109,417	12,870	96,547
Net Fee and Commission Income	4	28,384	(285)	28,670
Net Trading Income	5	14,568	(49,521)	64,089
Net Other Operating Income	6	(2,133)	(4,952)	2,818
International Gross Profits	7	168,409	91,890	76,519
Net Interest Income	8	116,245	68,206	48,038
Net Fee and Commission Income	9	27,160	(1,652)	28,812
Net Trading Income	10	32,871	84,150	(51,279)
Net Other Operating Income	11	(7,866)	(58,814)	50,947
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(121,415)	1,984	(123,400)
Expense Ratio	13	38.1%	(7.8%)	45.9%
Personnel Expenses	14	(43,569)	(174)	(43,395)
Non-Personnel Expenses	15	(72,084)	2,188	(74,272)
Premium for Deposit Insurance	16	(3,240)	51	(3,292)
Miscellaneous Taxes	17	(5,761)	(29)	(5,732)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	197,230	51,985	145,244
Excluding Net Gains (Losses) related to Bonds	19	186,176	53,378	132,797
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	24,347	24,347	—

Net Business Profits	21	221,577	76,333	145,244
Net Gains (Losses) related to Bonds	22	11,054	(1,392)	12,447
Net Non-Recurring Gains (Losses)	23	(154,029)	(58,832)	(95,197)
Net Gains (Losses) related to Stocks	24	30,545	29,239	1,305
Expenses related to Portfolio Problems	25	(94,553)	(57,132)	(37,421)
Other	26	(90,022)	(30,940)	(59,081)

Ordinary Profits	27	67,547	17,500	50,047
Net Extraordinary Gains (Losses)	28	8,622	(16,022)	24,644
Net Gains (Losses) on Disposition of Fixed Assets	29	(665)	1,812	(2,477)
Losses on Impairment of Fixed Assets	30	(1,861)	(1,087)	(774)
Reversal of Reserves for Possible Losses on Loans, etc.	31	10,794	(20,960)	31,755
Reversal of Reserve for Possible Losses on Investments	32	—	—	—

Income before Income Taxes	33	76,170	1,478	74,692
Income Taxes - Current *	34	(502)	(483)	(19)
- Deferred	35	(7,666)	(18,736)	11,069

Net Income	36	68,001	(17,741)	85,743

__________ * Income Taxes - Current [34] includes Refund of Income Taxes.

Credit-related Costs	37	(59,411)	(53,745)	(5,665)

__________

* Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	24,347	(24,837)	49,185
Losses on Write-offs of Loans	39	(17,244)	13,959	(31,203)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(60,148)	(38,486)	(21,661)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	126	64	62
Reversal of (Provision for) Reserve for Contingencies	42	1,249	3,023	(1,774)
Other (including Losses on Sales of Loans)	43	(7,742)	(7,468)	(273)

Total	44	(59,411)	(53,745)	(5,665)

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Gross Profits	1	63,778	(6,731)	70,509
Domestic Gross Profits	2	59,131	(5,333)	64,465
Net Interest Income	3	20,905	(3,496)	24,401
Fiduciary Income	4	23,797	(5,165)	28,962
Credit Costs for Trust Accounts	5	—	—	—
Net Fee and Commission Income	6	12,007	559	11,448
Net Trading Income	7	1,655	2,148	(493)
Net Other Operating Income	8	765	619	146
International Gross Profits	9	4,646	(1,397)	6,043
Net Interest Income	10	2,299	257	2,041
Net Fee and Commission Income	11	(32)	7	(40)
Net Trading Income	12	274	(944)	1,219
Net Other Operating Income	13	2,105	(717)	2,823
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(45,880)	543	(46,424)
Expense Ratio	15	71.9%	6.0%	65.8%
Personnel Expenses	16	(17,616)	(1,448)	(16,168)
Non-Personnel Expenses	17	(26,885)	1,834	(28,719)
Premium for Deposit Insurance	18	(1,402)	52	(1,455)
Miscellaneous Taxes	19	(1,378)	157	(1,536)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	20	17,897	(6,187)	24,084
Excluding Net Gains (Losses) related to Bonds	21	15,131	(5,488)	20,620
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	(1,213)	(1,213)	—

Net Business Profits	23	16,684	(7,400)	24,084
Net Gains (Losses) related to Bonds	24	2,765	(698)	3,464
Net Non-Recurring Gains (Losses)	25	(8,790)	11,218	(20,008)
Net Gains (Losses) related to Stocks	26	122	4,402	(4,279)
Expenses related to Portfolio Problems	27	(6,499)	6,456	(12,955)
Other	28	(2,413)	359	(2,772)

Ordinary Profits	29	7,894	3,817	4,076
Net Extraordinary Gains (Losses)	30	60	(3,380)	3,440
Net Gains (Losses) on Disposition of Fixed Assets	31	(112)	140	(253)
Losses on Impairment of Fixed Assets	32	(556)	(524)	(32)
Reversal of Reserves for Possible Losses on Loans, etc.	33	25	(3,892)	3,917
Reversal of Reserve for Possible Losses on Investments	34	—	—	—

Income before Income Taxes	35	7,954	437	7,517
Income Taxes - Current	36	(6)	4	(11)
- Deferred	37	(1,647)	2,171	(3,819)

Net Income	38	6,300	2,614	3,686

__________

*  Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20] =

                  Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] - Credit Costs for                   Trust Accounts [5]

Credit-related Costs	39	(7,686)	1,351	(9,038)

__________

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] +                                                  Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	(1,213)	(6,591)	5,378
Losses on Write-offs of Loans	42	(2,240)	10,715	(12,955)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(4,258)	(2,767)	(1,491)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	0	(0)
Reversal of (Provision for) Reserve for Contingencies	45	25	(4)	30
Other (including Losses on Sales of Loans)	46	—	—	—

Total	47	(7,686)	1,351	(9,038)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

				(%)
Aggregated Figures of MHBK and MHCB				First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Return on Interest-Earning Assets			1	1.12	(0.19)	1.31
Return on Loans and Bills Discounted			2	1.45	(0.20)	1.65
Return on Securities			3	0.68	(0.19)	0.88
Cost of Funding (including Expenses)			4	0.97	(0.22)	1.19
Cost of Deposits and Debentures (including Expenses)			5	1.13	(0.14)	1.27
Cost of Deposits and Debentures			6	0.19	(0.15)	0.34
Cost of Other External Liabilities			7	0.39	(0.36)	0.75
Net Interest Margin	(1	)-(4)	8	0.14	0.03	0.11
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.32	(0.05)	0.37
Loan and Deposit Rate Margin	(2	)-(6)	10	1.25	(0.05)	1.30

_____________

*  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*  Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government

Return on Loans and Bills Discounted			11	1.61	(0.18)	1.79
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.48	(0.03)	0.51
Loan and Deposit Rate Margin	(11	)-(6)	13	1.41	(0.02)	1.44
Mizuho Bank
Return on Interest-Earning Assets			14	1.19	(0.17)	1.36
Return on Loans and Bills Discounted			15	1.58	(0.25)	1.83
Return on Securities			16	0.56	(0.12)	0.68
Cost of Funding (including Expenses)			17	1.06	(0.20)	1.27
Cost of Deposits and Debentures (including Expenses)			18	1.12	(0.14)	1.26
Cost of Deposits and Debentures			19	0.17	(0.11)	0.28
Cost of Other External Liabilities			20	0.25	(0.49)	0.74
Net Interest Margin	(14	)-(17)	21	0.12	0.03	0.09
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.45	(0.10)	0.56
Loan and Deposit Rate Margin	(15	)-(19)	23	1.40	(0.14)	1.54
__________ * Deposits and Debentures include NCDs. (Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			24	1.83	(0.20)	2.03
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.70	(0.06)	0.77
Loan and Deposit Rate Margin	(24	)-(19)	26	1.65	(0.09)	1.75

Mizuho Corporate Bank
Return on Interest-Earning Assets			27	1.00	(0.21)	1.22
Return on Loans and Bills Discounted			28	1.21	(0.11)	1.33
Return on Securities			29	0.82	(0.30)	1.12
Cost of Funding (including Expenses)			30	0.81	(0.25)	1.06
Cost of Deposits and Debentures (including Expenses)			31	1.15	(0.16)	1.31
Cost of Deposits and Debentures			32	0.25	(0.28)	0.53
Cost of Other External Liabilities			33	0.42	(0.32)	0.75
Net Interest Margin	(27	)-(30)	34	0.19	0.03	0.15
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.06	0.04	0.01
Loan and Deposit Rate Margin	(28	)-(32)	36	0.96	0.16	0.79
__________ * Deposits and Debentures include NCDs. (Reference)After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			37	1.26	(0.12)	1.38
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.10	0.04	0.06
Loan and Deposit Rate Margin	(37	)-(32)	39	1.00	0.15	0.84

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets			40	1.21	(0.31)	1.53
Return on Loans and Bills Discounted			41	1.57	(0.20)	1.78
Return on Securities			42	0.67	(0.72)	1.40
Cost of Funding			43	0.46	(0.15)	0.62
Cost of Deposits			44	0.42	(0.14)	0.56
Net Interest Margin	(40	)-(43)	45	0.74	(0.15)	0.90
Loan and Deposit Rate Margin	(41	)-(44)	46	1.14	(0.06)	1.21
__________
*	Return on Loans and Bills Discounted excludes loans to financial institutions.
*	3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal
amounts	(loan trusts + jointly-managed money trusts).
*	Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	First Half of Fiscal 2009		Change		First Half of Fiscal 2008
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	116,813,547	1.37	1,688,900	(0.43)	115,124,646	1.80
Loans and Bills Discounted	63,879,022	1.54	545,538	(0.50)	63,333,483	2.05
Securities	33,897,319	1.21	919,529	(0.28)	32,977,789	1.49
Source of Funds	119,772,613	0.44	3,325,872	(0.59)	116,446,741	1.03
Deposits	72,645,535	0.23	87,601	(0.39)	72,557,933	0.63
NCDs	9,584,506	0.33	(1,129,950)	(0.57)	10,714,457	0.91
Debentures	2,135,847	0.62	(841,458)	(0.00)	2,977,306	0.63
Call Money	14,453,888	0.45	3,636,615	(0.36)	10,817,273	0.81
Payables under Repurchase Agreements	5,511,285	0.30	(558,966)	(2.18)	6,070,252	2.49
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	8,548,320	1.69	2,719,001	(1.01)	5,829,318	2.70

(Domestic Operations)
Use of Funds	97,452,945	1.12	5,808,292	(0.19)	91,644,652	1.31
Loans and Bills Discounted	54,090,214	1.44	1,555,338	(0.20)	52,534,875	1.65
Securities	27,869,261	0.68	3,211,307	(0.19)	24,657,954	0.88
Source of Funds	99,891,877	0.28	7,102,410	(0.18)	92,789,466	0.46
Deposits	62,701,764	0.16	2,390,720	(0.11)	60,311,043	0.28
NCDs	8,558,409	0.27	(1,207,127)	(0.38)	9,765,537	0.65
Debentures	2,135,847	0.62	(841,458)	(0.00)	2,977,306	0.63
Call Money	14,116,003	0.42	3,743,416	(0.22)	10,372,586	0.65
Payables under Repurchase Agreements	2,091,515	0.13	1,277,911	(0.47)	813,604	0.61
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,137,490	0.39	2,502,567	(0.61)	2,634,923	1.00

(International Operations)
Use of Funds	21,651,118	2.39	(4,729,827)	(1.02)	26,380,946	3.42
Loans and Bills Discounted	9,788,808	2.10	(1,009,799)	(1.91)	10,798,608	4.01
Securities	6,028,057	3.67	(2,291,778)	0.34	8,319,835	3.32
Source of Funds	22,171,253	1.15	(4,386,973)	(1.84)	26,558,226	2.99
Deposits	9,943,770	0.68	(2,303,119)	(1.67)	12,246,889	2.35
NCDs	1,026,096	0.86	77,177	(2.74)	948,919	3.61
Debentures	—	—	—	—	—	—
Call Money	337,885	1.62	(106,801)	(2.98)	444,686	4.61
Payables under Repurchase Agreements	3,419,769	0.41	(1,836,878)	(2.37)	5,256,648	2.79
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,410,829	3.64	216,433	(0.46)	3,194,395	4.10

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2009		Change		First Half of Fiscal 2008
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	62,871,040	1.25	2,420,120	(0.18)	60,450,919	1.43
Loans and Bills Discounted	35,003,892	1.56	1,164,860	(0.26)	33,839,032	1.82
Securities	16,104,737	0.81	1,104,062	(0.08)	15,000,674	0.89
Source of Funds	64,977,708	0.25	3,214,801	(0.19)	61,762,906	0.45
Deposits	55,178,427	0.17	1,481,304	(0.13)	53,697,123	0.31
NCDs	2,004,419	0.30	10,952	(0.23)	1,993,466	0.54
Debentures	874,155	0.38	(79,495)	0.07	953,651	0.31
Call Money	1,967,726	0.09	188,586	(0.38)	1,779,139	0.47
Payables under Repurchase Agreements	1,140,712	0.12	1,107,147	(0.50)	33,564	0.63
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,174,368	1.64	1,052,553	(1.65)	1,121,814	3.29

(Domestic Operations)
Use of Funds	60,153,401	1.19	2,388,889	(0.17)	57,764,512	1.36
Loans and Bills Discounted	34,536,090	1.56	1,087,518	(0.25)	33,448,572	1.81
Securities	15,014,173	0.56	1,313,070	(0.12)	13,701,102	0.68
Source of Funds	62,478,194	0.19	3,312,289	(0.15)	59,165,904	0.35
Deposits	54,179,752	0.16	1,546,846	(0.10)	52,632,906	0.27
NCDs	2,002,066	0.30	11,142	(0.23)	1,990,923	0.54
Debentures	874,155	0.38	(79,495)	0.07	953,651	0.31
Call Money	1,967,726	0.09	188,586	(0.38)	1,779,139	0.47
Payables under Repurchase Agreements	1,140,712	0.12	1,107,147	(0.50)	33,564	0.63
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,509,192	0.54	1,110,991	(1.42)	398,200	1.96

(International Operations)
Use of Funds	2,728,850	2.61	(1,091,915)	0.32	3,820,765	2.28
Loans and Bills Discounted	467,802	1.58	77,342	(0.71)	390,460	2.29
Securities	1,090,564	4.16	(209,007)	1.05	1,299,571	3.10
Source of Funds	2,510,725	1.62	(1,220,634)	(0.41)	3,731,359	2.04
Deposits	998,675	0.56	(65,542)	(1.50)	1,064,217	2.07
NCDs	2,353	0.64	(190)	(0.17)	2,543	0.81
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	665,176	4.12	(58,437)	0.09	723,614	4.03

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	First Half of Fiscal 2009		Change		First Half of Fiscal 2008
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	53,942,507	1.50	(731,219)	(0.70)	54,673,727	2.21
Loans and Bills Discounted	28,875,130	1.53	(619,321)	(0.78)	29,494,451	2.32
Securities	17,792,581	1.58	(184,533)	(0.41)	17,977,115	2.00
Source of Funds	54,794,905	0.66	111,071	(1.02)	54,683,834	1.69
Deposits	17,467,107	0.44	(1,393,702)	(1.10)	18,860,810	1.54
NCDs	7,580,087	0.34	(1,140,903)	(0.65)	8,720,990	1.00
Debentures	1,261,692	0.79	(761,962)	0.01	2,023,654	0.78
Call Money	12,486,162	0.51	3,448,028	(0.37)	9,038,133	0.88
Payables under Repurchase Agreements	4,370,573	0.35	(1,666,114)	(2.15)	6,036,688	2.50
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	6,373,951	1.71	1,666,447	(0.85)	4,707,503	2.56

(Domestic Operations)
Use of Funds	37,299,543	1.00	3,419,403	(0.21)	33,880,140	1.22
Loans and Bills Discounted	19,554,123	1.25	467,820	(0.11)	19,086,303	1.36
Securities	12,855,088	0.82	1,898,237	(0.30)	10,956,851	1.12
Source of Funds	37,413,682	0.42	3,790,120	(0.24)	33,623,561	0.66
Deposits	8,522,012	0.16	843,874	(0.15)	7,678,137	0.32
NCDs	6,556,343	0.26	(1,218,270)	(0.41)	7,774,614	0.68
Debentures	1,261,692	0.79	(761,962)	0.01	2,023,654	0.78
Call Money	12,148,276	0.47	3,554,829	(0.20)	8,593,446	0.68
Payables under Repurchase Agreements	950,803	0.14	170,763	(0.46)	780,040	0.61
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,628,298	0.33	1,391,575	(0.50)	2,236,722	0.83

(International Operations)
Use of Funds	18,922,268	2.36	(3,637,912)	(1.25)	22,560,181	3.61
Loans and Bills Discounted	9,321,006	2.12	(1,087,141)	(1.95)	10,408,148	4.07
Securities	4,937,493	3.56	(2,082,770)	0.19	7,020,263	3.36
Source of Funds	19,660,528	1.09	(3,166,338)	(2.05)	22,826,867	3.15
Deposits	8,945,095	0.70	(2,237,577)	(1.68)	11,182,672	2.38
NCDs	1,023,743	0.86	77,367	(2.74)	946,376	3.61
Debentures	—	—	—	—	—	—
Call Money	337,885	1.62	(106,801)	(2.98)	444,686	4.61
Payables under Repurchase Agreements	3,419,769	0.41	(1,836,878)	(2.37)	5,256,648	2.79
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,745,652	3.53	274,871	(0.60)	2,470,781	4.13

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2009		Change		First Half of Fiscal 2008
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	6,072,305	1.26	390,584	(0.36)	5,681,721	1.62
Loans and Bills Discounted	3,562,198	1.57	128,293	(0.22)	3,433,904	1.79
Securities	2,020,163	0.81	544,015	(0.72)	1,476,147	1.53
Source of Funds	6,023,265	0.50	449,773	(0.20)	5,573,492	0.71
Deposits	2,758,185	0.48	20,143	(0.08)	2,738,042	0.57
NCDs	749,776	0.37	(18,386)	(0.36)	768,163	0.73
Debentures	—	—	—	—	—	—
Call Money	733,257	0.24	129,805	(0.45)	603,452	0.69
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	517,543	0.22	344,059	(0.52)	173,483	0.74

(Domestic Operations)
Use of Funds	5,807,165	1.22	254,780	(0.31)	5,552,385	1.54
Loans and Bills Discounted	3,509,787	1.56	132,089	(0.20)	3,377,698	1.77
Securities	1,613,565	0.65	422,459	(0.75)	1,191,105	1.40
Source of Funds	5,754,200	0.51	313,606	(0.16)	5,440,593	0.67
Deposits	2,743,303	0.48	13,556	(0.08)	2,729,747	0.56
NCDs	749,776	0.37	(18,386)	(0.36)	768,163	0.73
Debentures	—	—	—	—	—	—
Call Money	713,037	0.21	135,196	(0.36)	577,840	0.58
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	514,454	0.21	340,970	(0.53)	173,483	0.74

(International Operations)
Use of Funds	651,593	1.18	(74,894)	(0.31)	726,488	1.50
Loans and Bills Discounted	52,410	2.03	(3,795)	(1.03)	56,206	3.07
Securities	406,598	1.46	121,555	(0.60)	285,042	2.07
Source of Funds	655,519	0.47	(74,531)	(0.45)	730,051	0.93
Deposits	14,881	0.54	6,587	(0.92)	8,294	1.46
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	20,220	1.22	(5,391)	(2.12)	25,611	3.34
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,089	1.21	3,089	1.21	—	—

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Net Gains (Losses) related to Bonds	16,354	(5,428)	21,783
Gains on Sales and Others	53,527	(7,885)	61,413
Losses on Sales and Others	(31,809)	(3,058)	(28,751)
Impairment (Devaluation)	(6,558)	2,005	(8,563)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1,194	3,509	(2,314)

	First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Net Gains (Losses) related to Stocks	24,104	(18,736)	42,841
Gains on Sales	67,678	370	67,307
Losses on Sales	(2,457)	(1,412)	(1,044)
Impairment (Devaluation)	(6,483)	89,096	(95,579)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(5,590)	(89,213)	83,623
Gains (Losses) on Derivatives other than for Trading	(29,043)	(17,578)	(11,464)

Mizuho Bank

	First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Net Gains (Losses) related to Bonds	2,534	(3,337)	5,871
Gains on Sales and Others	21,023	5,757	15,266
Losses on Sales and Others	(17,915)	(7,699)	(10,215)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(573)	(1,394)	820

	First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Net Gains (Losses) related to Stocks	(6,562)	(52,378)	45,816
Gains on Sales	19,150	(10,857)	30,007
Losses on Sales	(1,308)	(467)	(841)
Impairment (Devaluation)	(4,528)	62,734	(67,262)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(16)	(83,639)	83,623
Gains (Losses) on Derivatives other than for Trading	(19,860)	(20,149)	289

_____________

Note:    Figures for the First Half of Fiscal 2008 include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (eliminated as an intercompany gain on a consolidated basis) (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Net Gains (Losses) related to Bonds	11,054	(1,392)	12,447
Gains on Sales and Others	29,139	(12,044)	41,183
Losses on Sales and Others	(12,750)	4,394	(17,144)
Impairment (Devaluation)	(6,548)	1,945	(8,494)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1,213	4,310	(3,096)

	First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Net Gains (Losses) related to Stocks	30,545	29,239	1,305
Gains on Sales	47,678	11,267	36,411
Losses on Sales	(1,093)	(971)	(121)
Impairment (Devaluation)	(1,328)	21,902	(23,230)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(5,573)	(5,573)	—
Gains (Losses) on Derivatives other than for Trading	(9,138)	2,615	(11,754)

Mizuho Trust & Banking

	First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Net Gains (Losses) related to Bonds	2,765	(698)	3,464
Gains on Sales and Others	3,364	(1,598)	4,963
Losses on Sales and Others	(1,144)	246	(1,390)
Impairment (Devaluation)	(9)	59	(69)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	554	593	(39)

	First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Net Gains (Losses) related to Stocks	122	4,402	(4,279)
Gains on Sales	849	(39)	888
Losses on Sales	(55)	26	(82)
Impairment (Devaluation)	(626)	4,459	(5,085)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(44)	(44)	—

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

Consolidated

(1) Other Securities (which have readily determinable fair value)

	(Millions of yen)
	As of September 30, 2009				As of March 31, 2009			As of September 30, 2008
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	36,569,127	206,556	728,668	522,112	(509,625)	393,202	902,827	175,723	1,006,677	830,953
Japanese Stocks	2,981,748	322,408	540,826	218,418	(183,701)	284,982	468,683	768,496	977,618	209,122
Japanese Bonds	25,700,539	84,434	95,900	11,465	11,518	43,698	32,179	(182,493)	3,290	185,783
Japanese Government Bonds	24,437,217	85,360	88,089	2,729	24,001	41,624	17,622	(175,107)	1,506	176,614
Other	7,886,838	(200,285)	91,942	292,228	(337,442)	64,521	401,964	(410,279)	25,768	436,048

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥46,346 million, ¥62,770 million and ¥50,163 million, which were recognized in the statement of income for September 30, 2009, March 31, 2009 and September 30, 2008, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2009, March 31, 2009 and September 30, 2008 are ¥160,210 million, ¥(572,395) million and ¥125,560 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities which do not have readily determinable fair value) as of September 30, 2009, March 31, 2009 and September 30, 2008 are ¥116,406 million, ¥(519,574) million and ¥48,718 million, respectively.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Millions of yen)
	As of September 30, 2009				As of March 31, 2009			As of September 30, 2008
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	411,171	2,928	2,928	0	1,571	1,571	—	1,893	2,133	239

Non-Consolidated (1) Other Securities (which have readily determinable fair value) Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2009				As of March 31, 2009			As of September 30, 2008
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	35,791,380	199,763	703,166	503,402	(506,515)	373,034	879,549	122,866	954,676	831,810
Japanese Stocks	2,932,410	288,606	515,376	226,770	(213,363)	262,980	476,343	694,065	924,470	230,404
Japanese Bonds	25,061,803	83,699	95,136	11,436	11,003	43,164	32,160	(182,614)	3,147	185,762
Japanese Government Bonds	23,843,237	84,636	87,342	2,705	23,486	41,106	17,620	(175,217)	1,364	176,582
Other	7,797,167	(172,542)	92,653	265,195	(304,155)	66,889	371,044	(388,584)	27,058	415,642

Mizuho Bank

Other Securities	17,005,918	43,572	180,542	136,969	(142,115)	97,563	239,678	(96,459)	148,076	244,535
Japanese Stocks	736,163	19,197	102,232	83,035	(101,842)	51,180	153,022	48,396	142,293	93,897
Japanese Bonds	13,532,598	48,861	56,046	7,184	13,077	26,657	13,579	(83,166)	1,361	84,527
Japanese Government Bonds	12,683,765	51,244	51,367	123	21,593	25,958	4,364	(78,917)	802	79,719
Other	2,737,155	(24,486)	22,263	46,749	(53,350)	19,726	73,076	(61,689)	4,421	66,110

Mizuho Corporate Bank

Other Securities	16,986,301	117,897	452,626	334,729	(345,994)	242,171	588,165	182,137	712,805	530,668
Japanese Stocks	1,982,003	220,183	353,697	133,513	(120,956)	181,579	302,535	561,422	689,111	127,688
Japanese Bonds	10,532,750	26,933	30,324	3,390	(495)	14,578	15,074	(66,900)	1,380	68,280
Japanese Government Bonds	10,205,461	25,824	27,586	1,762	3,166	13,350	10,184	(63,799)	357	64,157
Other	4,471,547	(129,220)	68,604	197,824	(224,542)	46,013	270,555	(312,384)	22,314	334,698

Mizuho Trust & Banking

Other Securities	1,799,161	38,292	69,997	31,704	(18,405)	33,299	51,704	37,187	93,793	56,606
Japanese Stocks	214,243	49,225	59,446	10,221	9,434	30,220	20,785	84,246	93,065	8,818
Japanese Bonds	996,454	7,903	8,765	861	(1,578)	1,928	3,506	(32,547)	406	32,954
Japanese Government Bonds	954,010	7,567	8,387	820	(1,273)	1,797	3,071	(32,500)	205	32,705
Other	588,463	(18,836)	1,785	20,621	(26,262)	1,149	27,411	(14,510)	322	14,833

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥70,781 million, ¥91,450 million and ¥68,604 million, which were recognized in the statement of income for September 30, 2009, March 31, 2009 and September 30, 2008, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2009, March 31, 2009 and September 30, 2008 are ¥128,981 million, ¥(597,965) million and ¥54,261 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities which do not have readily determinable fair value) as of September 30, 2009, March 31, 2009 and September 30, 2008 are as follows:

	(Millions of yen)
	As of September 30, 2009	As of March 31, 2009	As of September 30, 2008
Aggregated Figures	104,721	(536,755)	1,757
Mizuho Bank	(402)	(190,725)	(148,053)
Mizuho Corporate Bank	74,851	(331,657)	118,875
Mizuho Trust & Banking	30,273	(14,373)	30,934

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2009				As of March 31, 2009			As of September 30, 2008
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	404,528	2,914	2,914	—	1,571	1,571	—	1,893	2,133	239
Mizuho Bank	404,528	2,914	2,914	—	1,571	1,571	—	1,893	2,133	239
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates (which have readily determinable fair value) Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2009				As of March 31, 2009			As of September 30, 2008
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	426,314	(32,651)	—	32,651	(55,003)	—	55,003	(13,215)	9,185	22,401
Mizuho Bank	88,274	(23,238)	—	23,238	(36,164)	—	36,164	(22,401)	—	22,401
Mizuho Corporate Bank	338,039	(9,412)	—	9,412	(18,838)	—	18,838	9,185	9,185	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—
Mizuho Financial Group, Inc. (Non-Consolidated)

	(Millions of yen)
Investments in Subsidiaries and Affiliates	137,171	224,278	224,278	—	175,028	175,028	—	387,362	387,362	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments. The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
	Unrealized Gains/Losses
		Change from March 31, 2009	Change from September 30, 2008	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	160,210	732,605	34,649	(572,395)	125,560
Japanese Stocks	322,408	506,109	(446,088)	(183,701)	768,496
Japanese Bonds	40,161	94,957	268,189	(54,795)	(228,027)
Japanese Government Bonds	46,287	81,858	263,739	(35,571)	(217,452)
Other	(202,359)	131,539	212,548	(333,898)	(414,908)
Non-Consolidated Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
	Unrealized Gains/Losses
		Change from March 31, 2009	Change from September 30, 2008	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	128,981	726,947	74,719	(597,965)	54,261
Japanese Stocks	288,606	501,970	(405,459)	(213,363)	694,065
Japanese Bonds	39,426	94,737	267,575	(55,310)	(228,149)
Japanese Government Bonds	45,563	81,650	263,125	(36,087)	(217,562)
Other	(199,051)	130,240	212,602	(329,291)	(411,654)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

■ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

	(Billions of yen)
	Maturity as of September 30, 2009				Change				Maturity as of March 31, 2009
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Aggregated Figures of the 3 Banks
Japanese Bonds	11,201.2	12,257.1	2,121.7	1,661.2	3,590.0	2,514.3	24.2	(1.7)	7,611.1	9,742.8	2,097.5	1,663.0
Japanese Government Bonds	10,805.8	10,584.4	1,737.6	1,065.6	3,572.0	2,430.1	106.3	(275.6)	7,233.7	8,154.2	1,631.2	1,341.3
Japanese Local Government Bonds	12.8	59.9	40.0	1.0	(1.9)	26.1	8.5	(0.0)	14.8	33.7	31.4	1.0
Japanese Corporate Bonds	382.4	1,612.7	344.0	594.5	19.9	57.9	(90.7)	273.9	362.5	1,554.7	434.7	320.6
Other	1,091.8	3,511.5	984.2	1,717.5	(284.1)	1,100.7	(10.0)	(183.3)	1,376.0	2,410.8	994.2	1,900.8

Mizuho Bank
Japanese Bonds	6,531.4	7,071.0	580.5	934.4	1,469.0	2,338.3	41.3	66.7	5,062.3	4,732.6	539.2	867.6
Japanese Government Bonds	6,184.6	5,863.3	335.3	650.7	1,443.1	2,255.9	51.0	(71.4)	4,741.4	3,607.4	284.3	722.1
Japanese Local Government Bonds	11.4	48.5	30.2	—	(2.1)	34.2	22.9	—	13.6	14.3	7.2	—
Japanese Corporate Bonds	335.3	1,159.0	214.9	283.6	28.0	48.1	(32.6)	138.1	307.2	1,110.8	247.6	145.4
Other	133.2	1,058.8	435.8	1,081.5	(70.7)	225.1	(76.5)	(160.1)	203.9	833.6	512.4	1,241.6

Mizuho Corporate Bank
Japanese Bonds	4,370.7	5,063.4	1,087.9	583.0	2,503.2	318.3	(113.7)	(13.4)	1,867.4	4,745.0	1,201.6	596.4
Japanese Government Bonds	4,333.8	4,622.1	961.6	287.8	2,510.0	304.1	(42.3)	(150.6)	1,823.8	4,317.9	1,004.0	438.5
Japanese Local Government Bonds	0.3	9.0	7.2	1.0	(0.0)	(7.4)	(14.6)	(0.0)	0.3	16.4	21.8	1.0
Japanese Corporate Bonds	36.5	432.3	119.0	294.1	(6.7)	21.6	(56.7)	137.3	43.2	410.6	175.7	156.8
Other	915.4	2,047.5	429.2	605.0	(203.3)	676.7	23.5	(14.4)	1,118.8	1,370.8	405.6	619.5

Mizuho Trust & Banking
Japanese Bonds	299.1	122.6	453.3	143.7	(382.2)	(142.4)	96.6	(55.1)	681.3	265.0	356.6	198.9
Japanese Government Bonds	287.3	98.9	440.6	127.0	(381.1)	(129.8)	97.7	(53.5)	668.5	228.8	342.9	180.6
Japanese Local Government Bonds	1.1	2.3	2.5	—	0.3	(0.6)	0.2	—	0.8	3.0	2.3	—
Japanese Corporate Bonds	10.5	21.3	10.0	16.7	(1.4)	(11.8)	(1.3)	(1.5)	12.0	33.2	11.4	18.2
Other	43.1	405.1	119.1	30.9	(10.0)	198.8	43.0	(8.7)	53.2	206.3	76.1	39.6

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

■Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

	(Billions of yen)
	As of September 30, 2009				Change				As of March 31, 2009
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Aggregated Figures of the 3 Banks
Receive Fixed / Pay Float	4,474.9	11,840.3	3,710.3	20,025.5	(2,595.1)	489.2	(103.9)	(2,209.8)	7,070.0	11,351.0	3,814.2	22,235.4
Receive Float / Pay Fixed	1,966.3	2,201.9	1,641.2	5,809.4	(303.4)	(844.5)	(624.0)	(1,772.0)	2,269.7	3,046.5	2,265.3	7,581.5
Receive Float / Pay Float	126.6	25.7	30.0	182.3	(52.0)	0.0	—	(51.9)	178.6	25.7	30.0	234.3
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	6,567.8	14,068.0	5,381.5	26,017.4	(2,950.5)	(355.3)	(727.9)	(4,033.9)	9,518.3	14,423.3	6,109.5	30,051.3

Mizuho Bank
Receive Fixed / Pay Float	703.5	5,750.0	447.5	6,901.1	(3,684.7)	380.1	(163.6)	(3,468.2)	4,388.2	5,369.9	611.2	10,369.3
Receive Float / Pay Fixed	—	—	246.0	246.0	—	(60.0)	(420.9)	(480.9)	—	60.0	666.9	726.9
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	703.5	5,750.0	693.5	7,147.1	(3,684.7)	320.1	(584.5)	(3,949.1)	4,388.2	5,429.9	1,278.1	11,096.2

Mizuho Corporate Bank
Receive Fixed / Pay Float	3,771.4	5,990.2	3,092.7	12,854.4	1,089.5	9.0	(100.2)	998.3	2,681.8	5,981.1	3,193.0	11,856.0
Receive Float / Pay Fixed	1,766.3	2,021.9	1,330.2	5,118.4	(403.4)	(674.5)	(183.1)	(1,261.1)	2,169.7	2,696.5	1,513.4	6,379.6
Receive Float / Pay Float	126.6	25.7	30.0	182.3	(52.0)	0.0	—	(51.9)	178.6	25.7	30.0	234.3
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	5,664.3	8,037.9	4,453.0	18,155.3	634.1	(665.4)	(283.4)	(314.7)	5,030.1	8,703.4	4,736.4	18,470.1

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	100.0	170.0	270.0	—	100.0	160.0	260.0	—	—	10.0	10.0
Receive Float / Pay Fixed	200.0	180.0	65.0	445.0	100.0	(110.0)	(20.0)	(30.0)	100.0	290.0	85.0	475.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	200.0	280.0	235.0	715.0	100.0	(10.0)	140.0	230.0	100.0	290.0	95.0	485.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2009			Change			As of March 31, 2009
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	902.7	696.5	206.1	(43.5)	(76.7)	33.2	946.2	773.3	172.8
Mizuho Bank	118.3	101.1	17.1	(7.6)	(21.6)	14.0	126.0	122.8	3.1
Mizuho Corporate Bank	724.7	525.8	198.9	(41.9)	(63.4)	21.4	766.6	589.2	177.4
Mizuho Trust & Banking	59.6	69.5	(9.9)	6.1	8.3	(2.1)	53.4	61.1	(7.7)

Note:	Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

		(Millions of yen)
Aggregated Figures of the 3 Banks		First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	1,085,066	(13,995)	1,099,061
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	998,511	(294,933)	1,293,444
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	658,887	270,782	388,104
Amount accumulated (amortized) during the period		(46,721)	(16,555)	(30,165)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	583,858	(9,482)	593,340
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	11,526	673	10,852

Mizuho Bank
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	636,393	(4,835)	641,229
Discount Rate (%)		2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	584,386	(174,189)	758,575
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	418,393	155,345	263,047
Amount accumulated (amortized) during the period		(29,839)	(9,773)	(20,065)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	366,386	(14,007)	380,393
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	—	—	—

Mizuho Corporate Bank
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	327,730	(7,953)	335,684
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	311,240	(92,987)	404,228
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	178,613	90,027	88,586
Amount accumulated (amortized) during the period		(11,892)	(5,173)	(6,719)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	162,123	4,993	157,129
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	120,941	(1,206)	122,148
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	102,884	(27,757)	130,641
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	61,880	25,409	36,471
Amount accumulated (amortized) during the period		(4,989)	(1,608)	(3,380)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	55,349	(468)	55,817
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	11,526	673	10,852

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

		(Millions of yen)
Aggregated Figures of the 3 Banks		First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Service Cost		(8,238)	(230)	(8,008)
Interest Cost		(13,563)	174	(13,738)
Expected Return on Plan Assets		6,300	(18,547)	24,847
Accumulation (Amortization) of Unrecognized Actuarial Differences		(46,721)	(16,555)	(30,165)
Other		(2,337)	(298)	(2,038)

Total		(64,560)	(35,457)	(29,102)

Mizuho Bank
Service Cost		(5,281)	(142)	(5,139)
Interest Cost		(7,954)	60	(8,015)
Expected Return on Plan Assets		1,660	(9,863)	11,523
Accumulation (Amortization) of Unrecognized Actuarial Differences		(29,839)	(9,773)	(20,065)
Other		(1,662)	(109)	(1,552)

Total		(43,077)	(19,829)	(23,248)

Mizuho Corporate Bank
Service Cost		(1,841)	(44)	(1,797)
Interest Cost		(4,096)	99	(4,196)
Expected Return on Plan Assets		3,411	(6,745)	10,157
Accumulation (Amortization) of Unrecognized Actuarial Differences		(11,892)	(5,173)	(6,719)
Other		(537)	(146)	(390)

Total		(14,956)	(12,010)	(2,945)

Mizuho Trust & Banking
Service Cost		(1,115)	(43)	(1,072)
Interest Cost		(1,511)	15	(1,526)
Expected Return on Plan Assets		1,228	(1,938)	3,166
Accumulation (Amortization) of Unrecognized Actuarial Differences		(4,989)	(1,608)	(3,380)
Other		(137)	(42)	(94)

Total		(6,525)	(3,617)	(2,908)

		(Millions of yen)
Consolidated		First Half of Fiscal 2009	Change	First Half of Fiscal 2008
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	1,156,667	(14,605)	1,171,273

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	998,778	(296,441)	1,295,219
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	680,451	274,892	405,558
Amount accumulated (amortized) during the period		(48,100)	(16,975)	(31,124)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	558,891	(6,633)	565,524
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	36,329	309	36,019

Income (Expenses) related to Employee Retirement Benefits		(71,310)	(36,813)	(34,497)

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of September 30, 2009
	(Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1) Capital Adequacy Ratio	12.92	2.37	10.55
Tier 1 Capital Ratio	8.71	2.33	6.38
(2) Tier 1 Capital	5,151.1	1,348.8	3,766.3
Common Stock and Preferred Stock	1,805.5	264.6	1,540.9
Capital Surplus	552.1	140.8	411.3
Retained Earnings	696.0	88.0	607.9
Less: Treasury Stock	5.1	(1.0)	6.2
Less: Dividends (estimate), etc.	—	(131.0)	131.0
Less: Unrealized Losses on Other Securities	—	(516.0)	516.0
Foreign Currency Translation Adjustments	(93.2)	21.5	(114.7)
Minority Interests in Consolidated Subsidiaries	2,296.4	259.5	2,036.8
Preferred Securities Issued by Overseas SPCs	1,937.1	50.2	1,886.8
Other	(100.5)	(37.9)	(62.6)
(3) Tier 2 Capital	2,733.4	(146.4)	2,879.9
Tier 2 Capital Included as Qualifying Capital	2,733.4	(60.3)	2,793.8
45% of Unrealized Gains on Other Securities	73.1	73.1	—
45% of Revaluation Reserve for Land	112.1	(0.7)	112.8
General Reserve for Possible Losses on Loans, etc.	5.6	(2.2)	7.9
Debt Capital, etc.	2,542.5	(216.5)	2,759.0
Perpetual Subordinated Debt and Other Debt Capital	629.6	(160.2)	789.8
Dated Subordinated Debt and Redeemable Preferred Stock	1,912.8	(56.3)	1,969.2
(4) Deductions for Total Risk-based Capital	247.0	(86.1)	333.2
(5) Total Risk-based Capital (2)+(3)-(4)	7,637.5	1,410.5	6,226.9
(6) Risk-weighted Assets	59,087.3	103.4	58,983.9
Credit Risk Assets	53,787.3	(372.0)	54,159.3
On-balance-sheet Items	44,005.5	443.9	43,561.6
Off-balance-sheet Items	9,781.7	(815.9)	10,597.7
Market Risk Equivalent Assets	1,384.1	41.9	1,342.1
Operational Risk Equivalent Assets	3,915.8	433.4	3,482.3
Adjusted Floor Amount	—	—	—

(Reference)

Prime Capital Ratio *	5.37	2.25	3.12
_______________
* Prime Capital (Tier1 Capital (2) - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets (6)

3-19

Mizuho Financial Group, Inc.

Mizuho Bank

Domestic Standard

	(%, Billions of yen)
	As of September 30, 2009		As of March 31, 2009
	(Preliminary)	Change from March 31, 2009
(1) Capital Adequacy Ratio	12.79	1.01	11.78
Tier 1 Capital Ratio	7.50	0.84	6.66
(2) Tier 1 Capital	1,837.1	140.1	1,696.9
(3) Tier 2 Capital	1,355.9	(26.7)	1,382.6
(4) Deductions for Total Risk-based Capital	62.1	(14.7)	76.8
(5) Total Risk-based Capital (2)+(3)-(4)	3,130.9	128.2	3,002.7
(6) Risk-weighted Assets	24,472.1	(1,006.2)	25,478.3

Mizuho Corporate Bank

BIS Standard

(1) Capital Adequacy Ratio	14.53	2.64	11.89
Tier 1 Capital Ratio	11.44	2.96	8.48
(2) Tier 1 Capital	3,784.5	1,086.7	2,697.8
(3) Tier 2 Capital	1,205.3	(139.9)	1,345.3
(4) Deductions for Total Risk-based Capital	184.3	(77.0)	261.3
(5) Total Risk-based Capital (2)+(3)-(4)	4,805.6	1,023.7	3,781.8
(6) Risk-weighted Assets	33,072.0	1,281.1	31,790.8

Mizuho Trust & Banking

BIS Standard

(1) Capital Adequacy Ratio	14.06	0.67	13.39
Tier 1 Capital Ratio	8.88	0.67	8.21
(2) Tier 1 Capital	270.9	19.1	251.8
(3) Tier 2 Capital	163.7	0.3	163.3
(4) Deductions for Total Risk-based Capital	5.7	1.0	4.6
(5) Total Risk-based Capital (2)+(3)-(4)	428.8	18.4	410.4
(6) Risk-weighted Assets	3,048.4	(16.4)	3,064.9

(Reference)

Mizuho Bank

BIS Standard

(1) Capital Adequacy Ratio	12.76	2.20	10.56
Tier 1 Capital Ratio	7.46	1.64	5.82
(2) Tier 1 Capital	1,837.1	328.4	1,508.7
(3) Tier 2 Capital	1,366.9	65.4	1,301.4
(4) Deductions for Total Risk-based Capital	62.2	(12.1)	74.4
(5) Total Risk-based Capital (2)+(3)-(4)	3,141.8	406.1	2,735.7
(6) Risk-weighted Assets	24,604.0	(1,287.4)	25,891.5

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

■ The figures below are presented net of partial direct write-offs.

■ Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
		%	Change from March 31, 2009%		Change from September 30, 2008%			%		%
Loans to Bankrupt Obligors	102,033	0.15	(10,164)	(0.00)	29,961	0.05	112,197	0.15	72,072	0.10
Non-Accrual Delinquent Loans	834,926	1.29	134,567	0.30	315,007	0.52	700,358	0.99	519,918	0.76
Loans Past Due for 3 Months or More	18,373	0.02	(390)	0.00	10,091	0.01	18,764	0.02	8,282	0.01
Restructured Loans	428,664	0.66	(51,454)	(0.01)	(97,319)	(0.11)	480,118	0.68	525,983	0.77

Total	1,383,997	2.15	72,558	0.29	257,741	0.48	1,311,439	1.85	1,126,256	1.66

Total Loans	64,267,283	100.00	(6,252,940)		(3,323,415)		70,520,224	100.00	67,590,699	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	498,910		33,983		80,035		464,927		418,875
Trust Account

	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
		%	Change from March 31, 2009%		Change from September 30, 2008%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,122	10.05	(14)	0.66	(25)	1.34	3,136	9.38	3,147	8.70
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,122	10.05	(14)	0.66	(25)	1.34	3,136	9.38	3,147	8.70

Total Loans	31,051	100.00	(2,362)		(5,096)		33,414	100.00	36,148	100.00

Consolidated + Trust Account

	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
		%	Change from March 31, 2009%		Change from September 30, 2008%			%		%
Loans to Bankrupt Obligors	102,033	0.15	(10,164)	(0.00)	29,961	0.05	112,197	0.15	72,072	0.10
Non-Accrual Delinquent Loans	838,048	1.30	134,553	0.30	314,982	0.52	703,495	0.99	523,065	0.77
Loans Past Due for 3 Months or More	18,373	0.02	(390)	0.00	10,091	0.01	18,764	0.02	8,282	0.01
Restructured Loans	428,664	0.66	(51,454)	(0.01)	(97,319)	(0.11)	480,118	0.68	525,983	0.77

Total	1,387,120	2.15	72,544	0.29	257,715	0.48	1,314,575	1.86	1,129,404	1.67

Total Loans	64,298,335	100.00	(6,255,303)		(3,328,512)		70,553,638	100.00	67,626,848	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
		%	Change from March 31, 2009%		Change from September 30, 2008%			%		%
Loans to Bankrupt Obligors	99,050	0.15	(9,702)	(0.00)	30,943	0.05	108,753	0.15	68,107	0.10
Non-Accrual Delinquent Loans	818,012	1.27	134,777	0.30	312,001	0.52	683,235	0.96	506,011	0.75
Loans Past Due for 3 Months or More	18,373	0.02	(390)	0.00	10,261	0.01	18,764	0.02	8,112	0.01
Restructured Loans	400,081	0.62	(58,007)	(0.02)	(97,531)	(0.11)	458,088	0.64	497,613	0.73

Total	1,335,518	2.07	66,676	0.27	255,674	0.47	1,268,841	1.79	1,079,844	1.60

Total Loans	64,306,708	100.00	(6,204,297)		(3,107,123)		70,511,005	100.00	67,413,831	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	459,130		24,824		74,957		434,305		384,172

Mizuho Bank
Loans to Bankrupt Obligors	68,141	0.20	(14,880)	(0.01)	21,164	0.06	83,022	0.22	46,977	0.13
Non-Accrual Delinquent Loans	511,295	1.53	(2,433)	0.15	86,114	0.28	513,729	1.38	425,181	1.25
Loans Past Due for 3 Months or More	17,735	0.05	4,221	0.01	9,987	0.03	13,513	0.03	7,748	0.02
Restructured Loans	232,554	0.69	7,203	0.09	(54,951)	(0.14)	225,350	0.60	287,506	0.84

Total	829,727	2.49	(5,889)	0.24	62,314	0.23	835,616	2.25	767,413	2.25

Total Loans	33,305,979	100.00	(3,820,633)		(698,555)		37,126,612	100.00	34,004,534	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	285,007		8,193		64,344		276,813		220,662

Mizuho Corporate Bank
Loans to Bankrupt Obligors	20,828	0.07	13,021	0.05	5,240	0.02	7,807	0.02	15,588	0.05
Non-Accrual Delinquent Loans	269,665	0.98	121,364	0.49	208,726	0.78	148,301	0.49	60,938	0.20
Loans Past Due for 3 Months or More	—	—	(4,605)	(0.01)	—	—	4,605	0.01	—	—
Restructured Loans	148,511	0.54	(74,537)	(0.20)	(52,867)	(0.12)	223,049	0.74	201,378	0.67

Total	439,005	1.60	55,241	0.32	161,100	0.67	383,764	1.28	277,905	0.92

Total Loans	27,352,921	100.00	(2,558,466)		(2,575,740)		29,911,387	100.00	29,928,662	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	152,351		13,473		6,554		138,878		145,796

Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	10,079	0.27	(7,843)	(0.24)	4,538	0.11	17,923	0.52	5,541	0.16
Non-Accrual Delinquent Loans	33,929	0.93	15,861	0.41	17,185	0.45	18,068	0.52	16,744	0.48
Loans Past Due for 3 Months or More	638	0.01	(6)	(0.00)	273	0.00	644	0.01	364	0.01
Restructured Loans	19,015	0.52	9,327	0.24	10,287	0.27	9,688	0.28	8,727	0.25

Total	63,663	1.76	17,338	0.41	32,284	0.84	46,324	1.34	31,378	0.91

Total Loans	3,616,756	100.00	177,164		172,269		3,439,591	100.00	3,444,486	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	21,771		3,156		4,058		18,614		17,713

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,122	10.05	(14)	0.66	(25)	1.34	3,136	9.38	3,147	8.70
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,122	10.05	(14)	0.66	(25)	1.34	3,136	9.38	3,147	8.70

Total Loans	31,051	100.00	(2,362)		(5,096)		33,414	100.00	36,148	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Reserves for Possible Losses on Loans	942,063	52,484	254,362	889,579	687,701
General Reserve for Possible Losses on Loans	584,565	1,270	100,652	583,295	483,913
Specific Reserve for Possible Losses on Loans	357,082	51,387	153,319	305,694	203,763
Reserve for Possible Losses on Loans to Restructuring Countries	415	(173)	390	589	24

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	577,944	37,944	109,426	540,000	468,518

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Reserves for Possible Losses on Loans	837,655	18,063	247,349	819,592	590,306
General Reserve for Possible Losses on Loans	553,725	(25,502)	101,096	579,227	452,629
Specific Reserve for Possible Losses on Loans	283,514	43,739	145,862	239,774	137,652
Reserve for Possible Losses on Loans to Restructuring Countries	415	(173)	390	589	24

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	536,404	28,857	104,019	507,546	432,384

Mizuho Bank
Reserves for Possible Losses on Loans	464,940	639	75,608	464,301	389,332
General Reserve for Possible Losses on Loans	332,385	(2,368)	37,149	334,753	295,236
Specific Reserve for Possible Losses on Loans	132,555	3,008	38,458	129,547	94,096
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	345,376	12,312	93,434	333,064	251,942

Mizuho Corporate Bank
Reserves for Possible Losses on Loans	345,566	14,614	164,718	330,952	180,848
General Reserve for Possible Losses on Loans	202,347	(24,347)	61,549	226,694	140,797
Specific Reserve for Possible Losses on Loans	142,804	39,134	102,777	103,669	40,026
Reserve for Possible Losses on Loans to Restructuring Countries	415	(173)	390	589	24

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	165,713	13,206	6,918	152,507	158,795

Mizuho Trust & Banking
Reserves for Possible Losses on Loans	27,148	2,809	7,023	24,338	20,124
General Reserve for Possible Losses on Loans	18,993	1,213	2,397	17,780	16,595
Specific Reserve for Possible Losses on Loans	8,154	1,596	4,626	6,558	3,528
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	0	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	25,313	3,338	3,666	21,975	21,647

*	Reserve for Indemnification of Impairment and Reserve for Posssible Losses on Entrusted Loans (¥336 million, ¥407 million and ¥527 million for September 30, 2009, March 31, 2009, and September 30, 2008, respectively) are not included in the above figures for Trust Account.

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Mizuho Financial Group	68.06	0.23	7.00	67.83	61.06
_______________ * Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Total	62.86	(1.88)	8.04	64.75	54.82
Mizuho Bank	56.03	0.47	5.30	55.56	50.73
Mizuho Corporate Bank	78.71	(7.52)	13.64	86.23	65.07
Mizuho Trust & Banking (Banking Account)	42.64	(9.89)	(21.49)	52.53	64.13

*	Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	297,974	(22,060)	72,327	320,035	225,646
Claims with Collection Risk	739,453	138,567	301,813	600,886	437,639
Claims for Special Attention	447,265	(52,725)	(87,110)	499,991	534,376

Total	1,484,693	63,780	287,031	1,420,912	1,197,662

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	573,602	37,666	108,812	535,935	464,790

Trust Account

	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	—	(6)	(6)	6	6
Claims with Collection Risk	3,122	(8)	(18)	3,130	3,141
Claims for Special Attention	—	—	—	—	—

Total	3,122	(14)	(25)	3,136	3,147

Consolidated + Trust Account

	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	297,974	(22,066)	72,321	320,041	225,652
Claims with Collection Risk	742,575	138,558	301,794	604,016	440,780
Claims for Special Attention	447,265	(52,725)	(87,110)	499,991	534,376

Total	1,487,815	63,766	287,005	1,424,049	1,200,809

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
		%	Change from March 31, 2009%		Change from September 30, 2008%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	278,758	0.39	(30,037)	(0.00)	73,454	0.12	308,796	0.39	205,304	0.26
Claims with Collection Risk	733,767	1.03	135,730	0.26	299,038	0.46	598,036	0.76	434,729	0.57
Claims for Special Attention	418,682	0.58	(59,278)	(0.02)	(87,153)	(0.07)	477,960	0.61	505,835	0.66
Sub-total	1,431,208	2.01	46,415	0.24	285,339	0.51	1,384,793	1.77	1,145,869	1.50
Normal Claims	69,561,244	97.98	(7,206,416)	(0.24)	(5,398,212)	(0.51)	76,767,661	98.22	74,959,457	98.49

Total	70,992,453	100.00	(7,160,001)		(5,112,873)		78,152,454	100.00	76,105,326	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	532,921		28,568		103,705		504,353		429,216

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	200,115	0.56	(19,306)	0.00	51,348	0.15	219,421	0.55	148,766	0.40
Claims with Collection Risk	420,305	1.17	5,600	0.13	71,526	0.22	414,705	1.04	348,779	0.94
Claims for Special Attention	250,289	0.70	11,425	0.10	(44,964)	(0.10)	238,864	0.60	295,254	0.80
Sub-total	870,711	2.44	(2,280)	0.24	77,911	0.28	872,991	2.19	792,800	2.15
Normal Claims	34,799,375	97.55	(4,041,473)	(0.24)	(1,149,789)	(0.28)	38,840,848	97.80	35,949,165	97.84

Total	35,670,087	100.00	(4,043,753)		(1,071,878)		39,713,840	100.00	36,741,965	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	345,267		12,205		93,328		333,061		251,938

Mizuho Corporate Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	33,887	0.10	1,260	0.01	12,090	0.04	32,626	0.09	21,796	0.06
Claims with Collection Risk	283,139	0.89	109,248	0.39	215,557	0.70	173,890	0.49	67,581	0.18
Claims for Special Attention	148,511	0.47	(79,143)	(0.18)	(52,867)	(0.09)	227,655	0.65	201,378	0.56
Sub-total	465,538	1.47	31,365	0.22	174,781	0.66	434,173	1.24	290,757	0.81
Normal Claims	31,097,877	98.52	(3,323,792)	(0.22)	(4,379,532)	(0.66)	34,421,669	98.75	35,477,409	99.18

Total	31,563,415	100.00	(3,292,427)		(4,204,750)		34,855,842	100.00	35,768,166	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	165,703		13,206		6,920		152,497		158,782

Mizuho Trust & Banking
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	44,755	1.20	(11,985)	(0.39)	10,021	0.22	56,741	1.59	34,734	0.97
Claims with Collection Risk	27,199	0.72	20,889	0.55	11,972	0.30	6,310	0.17	15,227	0.42
Claims for Special Attention	19,880	0.53	8,440	0.21	10,678	0.27	11,440	0.32	9,202	0.25
Sub-total	91,836	2.46	17,344	0.36	32,671	0.80	74,492	2.09	59,164	1.66
Normal Claims	3,636,062	97.53	161,197	(0.36)	136,180	(0.80)	3,474,864	97.90	3,499,881	98.33

Total	3,727,899	100.00	178,542		168,852		3,549,356	100.00	3,559,046	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	21,950		3,156		3,455		18,794		18,494

(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	(6)	(0.01)	(6)	(0.01)	6	0.01	6	0.01
Claims with Collection Risk	3,122	10.05	(8)	0.68	(18)	1.36	3,130	9.36	3,141	8.68
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,122	10.05	(14)	0.66	(25)	1.34	3,136	9.38	3,147	8.70
Normal Claims	27,929	89.94	(2,348)	(0.66)	(5,071)	(1.34)	30,277	90.61	33,001	91.29

Total	31,051	100.00	(2,362)		(5,096)		33,414	100.00	36,148	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	278.7	(30.0)	73.4	308.7	205.2
Collateral, Guarantees, and equivalent	251.3	(28.4)	68.2	279.8	183.1
Reserve for Possible Losses	27.4	(1.5)	5.2	28.9	22.1
Claims with Collection Risk	730.6	135.7	299.0	594.9	431.5
Collateral, Guarantees, and equivalent	329.6	69.5	88.6	260.1	240.9
Reserve for Possible Losses	261.4	45.1	137.4	216.2	123.9
Claims for Special Attention	418.6	(59.2)	(87.1)	477.9	505.8
Collateral, Guarantees, and equivalent	104.4	(8.4)	(36.6)	112.8	141.0
Reserve for Possible Losses	98.8	(20.5)	(0.2)	119.4	99.1

Total	1,428.0	46.4	285.3	1,381.6	1,142.7
Collateral, Guarantees, and equivalent	685.3	32.5	120.2	652.7	565.0
Reserve for Possible Losses	387.7	23.0	142.4	364.6	245.3

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	200.1	(19.3)	51.3	219.4	148.7
Collateral, Guarantees, and equivalent	191.9	(18.6)	50.0	210.6	141.8
Reserve for Possible Losses	8.1	(0.6)	1.2	8.8	6.9
Claims with Collection Risk	420.3	5.6	71.5	414.7	348.7
Collateral, Guarantees, and equivalent	226.6	(0.9)	14.1	227.5	212.4
Reserve for Possible Losses	124.3	3.6	37.1	120.7	87.1
Claims for Special Attention	250.2	11.4	(44.9)	238.8	295.2
Collateral, Guarantees, and equivalent	72.0	11.7	(21.1)	60.2	93.1
Reserve for Possible Losses	60.8	10.0	10.9	50.8	49.9

Total	870.7	(2.2)	77.9	872.9	792.8
Collateral, Guarantees, and equivalent	490.5	(7.8)	43.0	498.4	447.4
Reserve for Possible Losses	193.3	13.0	49.3	180.3	144.0

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	33.8	1.2	12.0	32.6	21.7
Collateral, Guarantees, and equivalent	28.2	(0.8)	9.4	29.0	18.7
Reserve for Possible Losses	5.6	2.1	2.5	3.5	3.0
Claims with Collection Risk	283.1	109.2	215.5	173.8	67.5
Collateral, Guarantees, and equivalent	85.2	56.6	67.6	28.5	17.6
Reserve for Possible Losses	131.0	36.9	97.0	94.0	33.9
Claims for Special Attention	148.5	(79.1)	(52.8)	227.6	201.3
Collateral, Guarantees, and equivalent	24.1	(22.7)	(20.0)	46.8	44.1
Reserve for Possible Losses	34.6	(32.0)	(13.2)	66.6	47.8

Total	465.5	31.3	174.7	434.1	290.7
Collateral, Guarantees, and equivalent	137.5	33.0	57.0	104.4	80.5
Reserve for Possible Losses	171.3	7.0	86.4	164.3	84.9

Mizuho Trust & Banking
(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	44.7	(11.9)	10.0	56.7	34.7
Collateral, Guarantees, and equivalent	31.1	(8.9)	8.6	40.1	22.5
Reserve for Possible Losses	13.5	(3.0)	1.4	16.6	12.1
Claims with Collection Risk	27.1	20.8	11.9	6.3	15.2
Collateral, Guarantees, and equivalent	17.7	13.7	6.9	3.9	10.8
Reserve for Possible Losses	6.0	4.6	3.2	1.4	2.7
Claims for Special Attention	19.8	8.4	10.6	11.4	9.2
Collateral, Guarantees, and equivalent	8.2	2.5	4.6	5.7	3.6
Reserve for Possible Losses	3.4	1.4	1.9	1.9	1.4

Total	91.8	17.3	32.6	74.4	59.1
Collateral, Guarantees, and equivalent	57.2	7.3	20.1	49.8	37.1
Reserve for Possible Losses	23.0	3.0	6.6	20.0	16.3

(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	(0.0)	(0.0)	0.0	0.0
Collateral, Guarantees, and equivalent	—	(0.0)	(0.0)	0.0	0.0
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—

Total	3.1	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.1	(0.0)	(0.0)	3.1	3.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Coverage Amount	1,073.1	55.6	262.7	1,017.4	810.3
Reserves for Possible Losses on Loans	387.7	23.0	142.4	364.6	245.3
Collateral, Guarantees, and equivalent	685.3	32.5	120.2	652.7	565.0

					(%)
Coverage Ratio	75.1	1.5	4.2	73.6	70.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	80.8	0.8	(3.6)	80.0	84.5
Claims for Special Attention	48.5	(0.0)	1.0	48.6	47.4
Claims against Special Attention Obligors	50.0	(0.9)	1.8	51.0	48.2

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	65.1	0.5	0.1	64.5	65.0
Claims for Special Attention	31.4	(1.2)	4.2	32.7	27.1
Claims against Special Attention Obligors	33.0	(0.5)	5.9	33.5	27.0

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	24.64	(0.06)	5.44	24.71	19.20
Claims against Watch Obligors excluding Special Attention Obligors	4.74	(0.08)	(1.37)	4.83	6.11
Claims against Normal Obligors	0.23	0.01	0.10	0.21	0.13

Mizuho Bank					(Billions of yen)

Coverage Amount	683.9	5.1	92.4	678.7	591.4
Reserves for Possible Losses on Loans	193.3	13.0	49.3	180.3	144.0
Collateral, Guarantees, and equivalent	490.5	(7.8)	43.0	498.4	447.4

					(%)
Coverage Ratio	78.5	0.7	3.9	77.7	74.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.4	(0.4)	(2.4)	83.9	85.9
Claims for Special Attention	53.0	6.6	4.6	46.4	48.4
Claims against Special Attention Obligors	53.8	3.8	6.0	50.0	47.8

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	64.1	(0.3)	0.2	64.5	63.9
Claims for Special Attention	34.1	5.6	9.4	28.4	24.7
Claims against Special Attention Obligors	34.3	4.9	9.6	29.4	24.7

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	24.17	3.30	7.00	20.87	17.16
Claims against Watch Obligors excluding Special Attention Obligors	4.94	(0.11)	(1.42)	5.06	6.36
Claims against Normal Obligors	0.27	(0.00)	0.07	0.27	0.19

Mizuho Corporate Bank					(Billions of yen)

Coverage Amount	308.8	40.0	143.4	268.8	165.4
Reserves for Possible Losses on Loans	171.3	7.0	86.4	164.3	84.9
Collateral, Guarantees, and equivalent	137.5	33.0	57.0	104.4	80.5

					(%)
Coverage Ratio	66.3	4.4	9.4	61.9	56.8
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	76.3	5.8	0.0	70.5	76.3
Claims for Special Attention	39.5	(10.3)	(6.1)	49.8	45.6
Claims against Special Attention Obligors	43.7	(7.5)	(4.9)	51.2	48.6

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	66.2	1.4	(1.8)	64.7	68.0
Claims for Special Attention	27.8	(9.0)	(2.6)	36.8	30.4
Claims against Special Attention Obligors	31.8	(6.2)	0.6	38.0	31.1

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	26.26	(3.71)	3.02	29.98	23.24
Claims against Watch Obligors excluding Special Attention Obligors	4.45	(0.02)	(1.20)	4.47	5.66
Claims against Normal Obligors	0.18	0.03	0.11	0.15	0.06

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Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Coverage Amount	80.3	10.4	26.8	69.9	53.4
Reserves for Possible Losses on Loans	23.0	3.0	6.6	20.0	16.3
Collateral, Guarantees, and equivalent	57.2	7.3	20.1	49.8	37.1

					(%)
Coverage Ratio	87.4	(6.3)	(2.9)	93.8	90.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	87.6	1.7	(1.8)	85.8	89.4
Claims for Special Attention	59.0	(8.7)	3.2	67.7	55.8
Claims against Special Attention Obligors	53.0	(18.2)	(4.6)	71.3	57.6

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	64.1	2.6	0.8	61.5	63.3
Claims for Special Attention	29.6	(5.1)	3.5	34.8	26.1
Claims against Special Attention Obligors	27.0	(10.5)	0.0	37.5	26.9

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	17.37	0.14	1.73	17.23	15.63
Claims against Watch Obligors excluding Special Attention Obligors	4.58	(0.48)	(1.08)	5.07	5.67
Claims against Normal Obligors	0.21	(0.00)	0.09	0.22	0.11

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Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

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Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2006		Fiscal 2007		Fiscal 2008		Fiscal 2009
	Up to First Half of Fiscal 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from March 31, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	2,383.1	103.1	90.7	71.3	63.4	62.4	22.8	5.1	27.7	55.8	(6.5)
Claims with Collection Risk	7,585.5	212.2	159.2	103.7	88.6	75.8	47.7	12.4	4.1	64.4	(11.4)
Amount Categorized as above up to First Half of Fiscal 2006	9,968.7	315.4	249.9	175.1	152.1	138.2	70.6	17.6	31.9	120.2	(17.9)
of which the amount which was in the process of being removed from the balance sheet	1,047.4	59.7	46.5	32.1	25.0	23.2	17.5	2.7	0.1	20.3	(2.8)
Claims against Bankrupt and Substantially Bankrupt Obligors		19.1	12.4	8.8	7.3	6.5	5.6	—	0.1	5.8	(0.6)
Claims with Collection Risk		386.1	65.3	39.9	29.0	20.6	17.8	—	0.2	18.1	(2.4)
Amount Newly Categorized as above during the Second Half of Fiscal 2006		405.3	77.8	48.8	36.3	27.1	23.5	—	0.4	23.9	(3.1)
of which the amount which was in the process of being removed from the balance sheet		17.9	12.4	8.8	7.2	5.6	4.9	—	0.1	5.1	(0.5)
Claims against Bankrupt and Substantially Bankrupt Obligors			57.9	22.2	17.7	11.1	9.8	—	0.0	9.8	(1.2)
Claims with Collection Risk			374.3	69.6	45.1	36.4	27.8	—	0.2	28.1	(8.3)
Amount Newly Categorized as above during the First Half of Fiscal 2007			432.2	91.9	62.9	47.5	37.6	—	0.2	37.9	(9.6)
of which the amount which was in the process of being removed from the balance sheet			26.4	17.7	15.2	9.9	8.9	—	0.0	8.9	(0.9)
Claims against Bankrupt and Substantially Bankrupt Obligors				34.7	36.2	34.3	26.9	3.5	0.0	30.5	(3.8)
Claims with Collection Risk				162.1	82.1	42.8	22.3	4.9	0.5	27.8	(14.9)
Amount Newly Categorized as above during the Second Half of Fiscal 2007				196.9	118.3	77.1	49.2	8.5	0.6	58.3	(18.8)
of which the amount which was in the process of being removed from the balance sheet				31.2	31.1	31.5	23.3	3.5	0.0	26.9	(4.5)
Claims against Bankrupt and Substantially Bankrupt Obligors					80.4	67.5	43.7	0.0	6.9	50.7	(16.7)
Claims with Collection Risk					189.7	85.3	42.7	21.4	0.8	65.0	(20.2)
Amount Newly Categorized as above during the First Half of Fiscal 2008					270.1	152.9	86.4	21.5	7.8	115.8	(37.0)
of which the amount which was in the process of being removed from the balance sheet					75.7	61.3	41.0	0.0	3.7	44.8	(16.5)
Claims against Bankrupt and Substantially Bankrupt Obligors						126.8	56.5	18.9	6.7	82.2	(44.5)
Claims with Collection Risk						336.9	119.0	61.2	4.4	184.7	(152.1)
Amount Newly Categorized as above during the Second Half of Fiscal 2008						463.8	175.6	80.2	11.2	267.0	(196.7)
of which the amount which was in the process of being removed from the balance sheet						96.5	52.6	13.1	6.7	72.6	(23.9)
Claims against Bankrupt and Substantially Bankrupt Obligors							34.5	6.1	2.9	43.6	43.6
Claims with Collection Risk							142.6	182.9	19.7	345.3	345.3
Amount Newly Categorized as above during the First Half of Fiscal 2009							177.1	189.1	22.7	389.0	389.0
of which the amount which was in the process of being removed from the balance sheet							34.5	4.2	0.4	39.2	39.2
Claims against Bankrupt and Substantially Bankrupt Obligors		122.2	161.0	137.3	205.3	308.7	200.1	33.8	44.7	278.7	(30.0)
Claims with Collection Risk		598.4	598.9	375.5	434.7	598.0	420.3	283.1	30.3	733.7	135.7

Total		720.7	760.0	512.8	640.0	906.8	620.4	317.0	75.0	1,012.5	105.6
of which the amount which was in the process of being removed from the balance sheet		77.7	85.4	89.9	154.3	228.3	183.0	23.6	11.4	218.1	(10.1)

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Bold denotes newly categorized amounts.

(2) Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

			(Billions of yen)	(%)	(%)
	Amount Newly Categorized	Balance as of September 30, 2009	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to First Half of Fiscal 2006	9,968.7	120.2	9,848.4	98.7	98.9
Second Half of Fiscal 2006	405.3	23.9	381.3	94.0	95.3
First Half of Fiscal 2007	432.2	37.9	394.2	91.2	93.2
Second Half of Fiscal 2007	196.9	58.3	138.5	70.3	84.0
First Half of Fiscal 2008	270.1	115.8	154.3	57.1	73.7
Second Half of Fiscal 2008	463.8	267.0	196.7	42.4	58.0
First Half of Fiscal 2009	389.0	389.0

Total	12,126.2	1,012.5	11,113.7

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

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Mizuho Financial Group, Inc.

(3) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2009

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the First Half of Fiscal 2009
	Fiscal 2006		Fiscal 2007		Fiscal 2008
	Up to First Half	Second Half	First Half	Second Half	First Half	Second Half
Liquidation	(10.6)	(0.4)	(1.9)	(1.2)	(0.5)	(0.2)	(15.0)
Restructuring	(0.0)	(0.3)	—	(0.4)	(0.9)	(2.2)	(4.0)
Improvement in Business Performance due to Restructuring	—	—	—	—	(0.0)	—	(0.0)
Loan Sales	(3.5)	(2.1)	(4.1)	(3.5)	(5.3)	(21.5)	(40.2)
Direct Write-off	13.6	2.1	5.9	0.6	(1.1)	(28.7)	(7.4)
Other	(17.4)	(2.3)	(9.4)	(14.2)	(29.1)	(144.0)	(216.5)
Debt recovery	(12.5)	(1.5)	(3.7)	(8.3)	(20.0)	(87.0)	(133.3)
Improvement in Business Performance	(4.8)	(0.7)	(5.7)	(5.9)	(9.0)	(56.9)	(83.2)

Total	(17.9)	(3.1)	(9.6)	(18.8)	(37.0)	(196.7)	(283.3)

Mizuho Bank
Liquidation	(10.2)	(0.4)	(1.9)	(1.2)	(0.5)	(0.2)	(14.6)
Restructuring	—	(0.3)	—	(0.4)	(0.3)	(0.3)	(1.4)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(3.5)	(2.1)	(4.1)	(3.5)	(4.3)	(0.6)	(18.3)
Direct Write-off	11.2	2.2	5.3	0.9	(0.6)	(32.8)	(13.8)
Other	(10.9)	(2.2)	(8.7)	(14.1)	(26.9)	(79.4)	(142.5)
Debt recovery	(6.1)	(1.5)	(3.0)	(8.2)	(18.0)	(48.4)	(85.4)
Improvement in Business Performance	(4.8)	(0.7)	(5.7)	(5.8)	(8.8)	(30.9)	(57.0)

Total	(13.5)	(3.0)	(9.5)	(18.4)	(32.8)	(113.4)	(190.8)

Mizuho Corporate Bank
Liquidation	—	—	—	—	—	—	—
Restructuring	(0.0)	—	—	—	—	(1.9)	(1.9)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	—	—	—	—	(0.9)	(20.8)	(21.8)
Direct Write-off	2.0	(0.0)	0.6	(0.2)	0.3	6.8	9.6
Other	(6.2)	0.0	(0.6)	(0.0)	1.0	(58.7)	(64.5)
Debt recovery	(6.2)	0.0	(0.6)	(0.0)	1.2	(32.8)	(38.5)
Improvement in Business Performance	—	—	—	—	(0.1)	(25.8)	(26.0)

Total	(4.2)	—	—	(0.2)	0.4	(74.6)	(78.6)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	(0.4)	—	—	—	—	—	(0.4)
Restructuring	—	—	—	—	(0.6)	—	(0.6)
Improvement in Business Performance due to Restructuring	—	—	—	—	(0.0)	—	(0.0)
Loan Sales	—	—	—	—	—	(0.0)	(0.0)
Direct Write-off	0.3	—	—	(0.0)	(0.8)	(2.7)	(3.2)
Other	(0.2)	(0.0)	(0.1)	(0.0)	(3.2)	(5.8)	(9.5)
Debt recovery	(0.2)	(0.0)	(0.0)	(0.0)	(3.2)	(5.7)	(9.3)
Improvement in Business Performance	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(0.2)

Total	(0.2)	(0.0)	(0.1)	(0.0)	(4.6)	(8.6)	(13.8)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S since Second Half of Fiscal 2000
	Up to Second Half of Fiscal 2006*	In First Half of Fiscal 2007	In Second Half of Fiscal 2007	In First Half of Fiscal 2008	In Second Half of Fiscal 2008	In First Half of Fiscal 2009
Liquidation	(1,382.7)	(30.0)	(35.8)	(142.1)	(49.2)	(15.0)	(1,655.1)
Restructuring	(1,828.8)	(11.0)	(2.6)	(1.8)	(0.0)	(4.0)	(1,848.4)
Improvement in Business Performance due to Restructuring	(180.5)	(1.0)	(0.0)	—	(0.0)	(0.0)	(181.7)
Loan Sales	(4,195.8)	(26.2)	(60.9)	(19.4)	(39.5)	(40.2)	(4,382.2)
Direct Write-off	3,174.1	46.5	27.8	135.4	22.9	(7.4)	3,399.3
Other	(5,239.4)	(371.0)	(372.5)	(114.9)	(130.9)	(216.5)	(6,445.3)
Debt recovery		(67.9)	(138.8)	(77.5)	(92.5)	(133.3)
Improvement in Business Performance		(303.0)	(233.6)	(37.3)	(38.3)	(83.2)

Total	(9,653.3)	(392.9)	(444.1)	(142.9)	(197.0)	(283.3)	(11,113.7)

*	From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2006.

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2009
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	59,257.5	1,182.4
Manufacturing	7,972.1	164.5
Agriculture & Forestry	24.0	0.3
Fishery	1.4	—
Mining, Quarrying Industry & Gravel Extraction Industry	144.8	0.0
Construction	1,084.1	72.0
Utilities	919.1	2.3
Communication	1,807.2	63.9
Transportation & Postal Industry	2,949.2	103.7
Wholesale & Retail	5,160.3	134.0
Finance & Insurance	7,627.5	34.9
Real Estate	7,129.3	288.7
Commodity Lease	1,885.1	23.7
Service Industries	3,293.7	161.1
Local Governments	872.2	3.0
Governments	4,919.9	—
Other	13,467.0	129.7
Overseas Total (including Loans Booked Offshore)	7,242.8	153.0
Governments	211.7	—
Financial Institutions	1,793.0	11.7
Other	5,238.0	141.3

Total	66,500.3	1,335.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2009: ¥700.0 billion (from MHBK)

*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.
*	According to the revision of the Japan Standardized Industrial Classification (November 2007), partial amendment has been made to classification of the industry beginning with this interim period.
*	Loans by Industry categorized by the previous method as of September 30, 2009 is as shown on page 3-35 (Reference).

3-33

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2009
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	33,305.9	829.7
Manufacturing	3,124.7	110.1
Agriculture & Forestry	23.5	0.3
Fishery	0.9	—
Mining, Quarrying Industry & Gravel Extraction Industry	6.8	0.0
Construction	570.6	51.3
Utilities	74.8	2.0
Communication	351.0	34.4
Transportation & Postal Industry	1,016.2	24.3
Wholesale & Retail	3,636.5	123.8
Finance & Insurance	2,570.6	12.0
Real Estate	3,591.7	191.5
Commodity Lease	189.9	1.5
Service Industries	2,216.8	153.6
Local Governments	741.1	—
Governments	3,699.3	—
Other	11,490.9	124.3
Overseas Total (including Loans Booked Offshore)	—	—
Governments	—	—
Financial Institutions	—	—
Other	—	—

Total	33,305.9	829.7

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	20,121.9	285.9
Manufacturing	4,285.4	49.4
Agriculture & Forestry	0.4	—
Fishery	0.5	—
Mining, Quarrying Industry & Gravel Extraction Industry	132.4	—
Construction	395.9	18.4
Utilities	752.5	0.0
Communication	278.8	26.3
Transportation & Postal Industry	1,697.2	79.4
Wholesale & Retail	1,300.2	8.8
Finance & Insurance	4,364.0	13.7
Real Estate	2,465.6	62.0
Commodity Lease	1,455.2	22.2
Service Industries	986.0	4.4
Local Governments	94.5	—
Governments	920.5	—
Other	992.2	0.7
Overseas Total (including Loans Booked Offshore)	7,230.9	153.0
Governments	210.7	—
Financial Institutions	1,793.0	11.7
Other	5,227.2	141.3

Total	27,352.9	439.0

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	5,829.6	66.7
Manufacturing	561.9	4.9
Agriculture & Forestry	0.0	—
Fishery	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	5.5	—
Construction	117.5	2.2
Utilities	91.8	0.3
Communication	1,177.3	3.1
Transportation & Postal Industry	235.6	—
Wholesale & Retail	223.5	1.3
Finance & Insurance	692.7	9.1
Real Estate	1,071.9	35.0
Commodity Lease	240.0	0.0
Service Industries	90.8	3.0
Local Governments	36.5	3.0
Governments	300.0	—
Other	983.8	4.5
Overseas Total (including Loans Booked Offshore)	11.8	—
Governments	1.0	—
Financial Institutions	—	—
Other	10.8	—

Total	5,841.4	66.7

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-34

Mizuho Financial Group, Inc.

(Reference)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Change from March 31, 2009		Change from September 30, 2008		Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non- Accrual, Past Due & Restructured Loans	Outstanding Balance	Non- Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	59,257.5	1,182.4	(4,934.9)	26.8	(1,073.8)	178.4	64,192.4	1,155.6	60,331.3	1,004.0
Manufacturing	7,972.1	164.5	(511.6)	8.1	653.2	21.0	8,483.8	156.4	7,318.9	143.5
Agriculture	23.1	0.3	(6.1)	(0.0)	(9.9)	(0.5)	29.3	0.3	33.1	0.9
Forestry	0.8	—	(0.0)	—	(0.0)	—	0.8	—	0.8	—
Fishery	1.4	—	(0.9)	(0.0)	(1.5)	(0.1)	2.3	0.0	2.9	0.1
Mining	144.8	0.0	7.1	(0.0)	50.6	(0.0)	137.7	0.0	94.1	0.0
Construction	1,084.1	72.0	(253.7)	(1.4)	(210.6)	3.6	1,337.8	73.5	1,294.8	68.3
Utilities	919.1	2.3	64.8	0.3	94.2	(0.2)	854.3	2.0	824.9	2.6
Communication	1,807.2	63.9	(131.9)	26.6	(98.7)	43.0	1,939.2	37.2	1,905.9	20.8
Transportation	2,949.2	103.7	78.8	2.0	191.9	(11.5)	2,870.3	101.6	2,757.2	115.3
Wholesale & Retail	5,160.3	134.0	(454.3)	1.3	(394.3)	(20.4)	5,614.7	132.6	5,554.6	154.4
Finance & Insurance	7,627.5	34.9	(1,041.5)	9.5	(514.3)	1.7	8,669.0	25.4	8,141.8	33.1
Real Estate	7,129.3	288.7	852.4	9.0	496.9	126.3	6,276.8	279.6	6,632.4	162.4
Service Industries	5,178.8	184.9	(244.7)	(15.0)	(278.2)	23.7	5,423.6	199.9	5,457.1	161.2
Local Governments	872.2	3.0	186.0	(0.0)	407.0	(0.0)	686.1	3.0	465.1	3.0
Governments	4,919.9	—	(2,959.8)	—	(1,208.1)	—	7,879.8	—	6,128.1	—
Other	13,467.0	129.7	(519.3)	(13.8)	(252.0)	(8.1)	13,986.3	143.5	13,719.0	137.8
Overseas Total (including Loans Booked Offshore)	7,242.8	153.0	(1,303.2)	39.8	(2,149.5)	77.2	8,546.1	113.2	9,392.4	75.8
Governments	211.7	—	(43.1)	—	(111.3)	—	254.9	—	323.1	—
Financial Institutions	1,793.0	11.7	(197.4)	10.6	(615.1)	8.8	1,990.4	1.0	2,408.1	2.8
Other	5,238.0	141.3	(1,062.6)	29.1	(1,423.0)	68.4	6,300.7	112.1	6,661.0	72.9

Total	66,500.3	1,335.5	(6,238.2)	66.6	(3,223.4)	255.6	72,738.5	1,268.8	69,723.7	1,079.8

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2009: ¥700.0 billion (from MHBK)

As of March 31, 2009: ¥700.0 billion (from MHBK)

As of September 30, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)

*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.
*	Loans to private lessors of ¥1,011.6 billion which was categorized by the industries of obligors is now categorized in Real Estate from September 30, 2009.
If the same change of categorization is applied to the data as of March 31, 2009 and as of September 30, 2008, change from March 31, 2009 is ¥(234.1) billion and change from September 30, 2008 is ¥(582.9) billion in Loans to Real Estate.

3-35

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2009		Change from September 30, 2008		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	33,305.9	829.7	(3,820.6)	(5.8)	(698.5)	62.3	37,126.6	835.6	34,004.5	767.4
Manufacturing	3,124.7	110.1	(163.3)	(0.5)	26.8	3.5	3,288.1	110.7	3,097.9	106.6
Agriculture	22.6	0.3	(5.8)	(0.0)	(9.6)	(0.5)	28.5	0.3	32.2	0.9
Forestry	0.8	—	(0.0)	—	(0.0)	—	0.8	—	0.8	—
Fishery	0.9	—	(0.4)	(0.0)	(0.8)	(0.1)	1.3	0.0	1.7	0.1
Mining	6.8	0.0	(0.2)	(0.0)	(0.5)	(0.0)	7.0	0.0	7.3	0.0
Construction	570.6	51.3	(70.2)	(6.4)	(70.3)	(4.6)	640.8	57.7	640.9	55.9
Utilities	74.8	2.0	(7.1)	0.3	(15.9)	1.3	82.0	1.6	90.8	0.6
Communication	351.0	34.4	(26.0)	11.0	15.4	14.5	377.0	23.3	335.5	19.8
Transportation	1,016.2	24.3	(20.4)	1.5	15.0	(3.5)	1,036.7	22.7	1,001.2	27.8
Wholesale & Retail	3,636.5	123.8	(321.9)	5.7	(272.3)	(17.3)	3,958.5	118.1	3,908.8	141.2
Finance & Insurance	2,570.6	12.0	(51.5)	1.9	718.8	3.3	2,622.2	10.0	1,851.8	8.7
Real Estate	3,591.7	191.5	605.8	5.2	512.9	45.6	2,985.9	186.3	3,078.7	145.9
Service Industries	2,406.7	155.2	(342.0)	(12.2)	(538.6)	26.7	2,748.7	167.4	2,945.3	128.4
Local Governments	741.1	—	181.7	—	384.3	—	559.3	—	356.7	—
Governments	3,699.3	—	(3,252.9)	—	(1,297.7)	—	6,952.2	—	4,997.1	—
Other	11,490.9	124.3	(345.9)	(12.5)	(166.0)	(6.6)	11,836.9	136.9	11,657.0	131.0
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	33,305.9	829.7	(3,820.6)	(5.8)	(698.5)	62.3	37,126.6	835.6	34,004.5	767.4

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	20,121.9	285.9	(1,256.5)	15.4	(428.5)	83.8	21,378.4	270.5	20,550.4	202.0
Manufacturing	4,285.4	49.4	(289.8)	4.7	578.2	13.4	4,575.3	44.6	3,707.1	36.0
Agriculture	0.4	—	(0.3)	—	(0.3)	—	0.7	—	0.7	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	0.5	—	0.5	—	0.2	—	—	—	0.2	—
Mining	132.4	—	7.7	—	50.8	—	124.7	—	81.5	—
Construction	395.9	18.4	(159.6)	4.4	(109.9)	6.5	555.5	13.9	505.8	11.9
Utilities	752.5	0.0	70.6	(0.0)	112.5	(1.9)	681.8	0.0	640.0	1.9
Communication	278.8	26.3	(53.1)	12.9	(19.5)	25.8	332.0	13.4	298.3	0.5
Transportation	1,697.2	79.4	51.1	0.5	127.8	(6.7)	1,646.1	78.9	1,569.4	86.1
Wholesale & Retail	1,300.2	8.8	(130.6)	(1.3)	(122.8)	1.8	1,430.8	10.1	1,423.0	6.9
Finance & Insurance	4,364.0	13.7	(1,009.0)	(1.5)	(1,211.6)	(8.9)	5,373.1	15.3	5,575.6	22.7
Real Estate	2,465.6	62.0	(49.9)	(0.6)	(214.9)	58.1	2,515.6	62.7	2,680.6	3.9
Service Industries	2,441.2	26.7	129.9	(3.2)	266.5	(3.6)	2,311.2	30.0	2,174.7	30.4
Local Governments	94.5	—	4.5	—	22.1	—	89.9	—	72.3	—
Governments	920.5	—	(6.9)	—	(210.4)	—	927.5	—	1,131.0	—
Other	992.2	0.7	178.6	(0.4)	302.5	(0.6)	813.5	1.1	689.6	1.4
Overseas Total (including Loans Booked Offshore)	7,230.9	153.0	(1,301.9)	39.8	(2,147.2)	77.2	8,532.9	113.2	9,378.1	75.8
Governments	210.7	—	(43.0)	—	(111.1)	—	253.7	—	321.8	—
Financial Institutions	1,793.0	11.7	(197.4)	10.6	(615.1)	8.8	1,990.4	1.0	2,408.1	2.8
Other	5,227.2	141.3	(1,061.4)	29.1	(1,420.9)	68.4	6,288.7	112.1	6,648.1	72.9

Total	27,352.9	439.0	(2,558.4)	55.2	(2,575.7)	161.1	29,911.3	383.7	29,928.6	277.9

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	5,829.6	66.7	142.2	17.3	53.2	32.2	5,687.4	49.4	5,776.3	34.5
Manufacturing	561.9	4.9	(58.4)	3.9	48.1	4.1	620.3	1.0	513.8	0.8
Agriculture	0.0	—	(0.0)	—	(0.0)	—	0.0	—	0.0	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	—	—	(1.0)	—	(1.0)	—	1.0	—	1.0	—
Mining	5.5	—	(0.3)	—	0.3	—	5.9	—	5.2	—
Construction	117.5	2.2	(23.9)	0.5	(30.4)	1.7	141.4	1.7	148.0	0.5
Utilities	91.8	0.3	1.3	(0.0)	(2.2)	0.3	90.4	0.3	94.0	—
Communication	1,177.3	3.1	(52.8)	2.7	(94.6)	2.6	1,230.1	0.4	1,271.9	0.5
Transportation	235.6	—	48.1	—	49.0	(1.2)	187.4	—	186.6	1.2
Wholesale & Retail	223.5	1.3	(1.7)	(2.9)	0.8	(4.9)	225.2	4.2	222.6	6.2
Finance & Insurance	692.7	9.1	19.1	9.1	(21.5)	7.4	673.6	—	714.3	1.6
Real Estate	1,071.9	35.0	296.6	4.4	198.9	22.4	775.2	30.6	872.9	12.5
Service Industries	330.9	3.0	(32.6)	0.4	(6.1)	0.6	363.6	2.5	337.0	2.4
Local Governments	36.5	3.0	(0.2)	(0.0)	0.4	(0.0)	36.8	3.0	36.1	3.0
Governments	300.0	—	300.0	—	300.0	—	—	—	—	—
Other	983.8	4.5	(352.0)	(0.8)	(388.5)	(0.8)	1,335.8	5.4	1,372.3	5.3
Overseas Total (including Loans Booked Offshore)	11.8	—	(1.3)	—	(2.3)	—	13.1	—	14.2	—
Governments	1.0	—	(0.1)	—	(0.2)	—	1.1	—	1.3	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	10.8	—	(1.2)	—	(2.1)	—	12.0	—	12.9	—

Total	5,841.4	66.7	140.8	17.3	50.8	32.2	5,700.5	49.4	5,790.5	34.5

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-36

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2009
	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,262.2	76.6
Manufacturing	174.6	62.4
Agriculture & Forestry	0.3	93.5
Fishery	0.0	100.0
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0
Construction	73.6	71.7
Utilities	2.3	70.8
Communication	65.0	56.8
Transportation & Postal Industry	106.8	69.7
Wholesale & Retail	146.5	71.3
Finance & Insurance	35.5	67.0
Real Estate	293.3	90.3
Commodity Lease	25.3	75.2
Service Industries	164.9	68.9
Local Governments	30.6	100.0
Other	142.8	94.6
Overseas Total (including Loans Booked Offshore)	168.9	64.4
Governments	—	—
Financial Institutions	12.5	97.3
Other	156.4	61.8

Total	1,431.2	75.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	According to the revision of the Japan Standardized Industrial Classification (November 2007), partial amendment has been made to classification of the industry beginning with this interim period.
*	Disclosed Claims under the FRL and Coverage Ratio by Industry categorized by the previous method as of September 30, 2009 is as shown on page 3-38 (Reference).

3-37

Mizuho Financial Group, Inc.

(Reference)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
	Disclosed Claims under the FRL	Coverage Ratio	Change from March 31, 2009		Change from September 30, 2008		Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
			Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,262.2	76.6	20.9	1.2	194.2	5.4	1,241.3	75.4	1,067.9	71.1
Manufacturing	174.6	62.4	9.4	(7.5)	27.0	(4.4)	165.1	69.9	147.5	66.9
Agriculture	0.3	93.5	(0.0)	(5.9)	(0.5)	37.3	0.3	99.4	0.9	56.2
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	0.0	100.0	(0.0)	—	(0.1)	7.6	0.0	100.0	0.1	92.3
Mining	0.0	100.0	(0.0)	—	(0.0)	84.3	0.0	100.0	0.0	15.6
Construction	73.6	71.7	(1.1)	1.2	3.5	(7.1)	74.7	70.4	70.1	78.8
Utilities	2.3	70.8	0.3	(2.2)	(0.2)	(23.0)	2.0	73.0	2.6	93.8
Communication	65.0	56.8	26.3	7.7	42.6	2.0	38.7	49.1	22.3	54.7
Transportation	106.8	69.7	2.4	17.0	(11.3)	22.5	104.4	52.7	118.2	47.2
Wholesale & Retail	146.5	71.3	2.7	0.3	(14.8)	10.3	143.7	71.0	161.4	61.0
Finance & Insurance	35.5	67.0	25.1	14.8	19.0	13.4	10.3	52.2	16.4	53.6
Real Estate	293.3	90.3	8.1	1.2	129.0	4.2	285.2	89.1	164.2	86.0
Service Industries	190.3	69.7	(29.1)	4.4	8.3	5.5	219.4	65.2	181.9	64.1
Local Governments	30.6	100.0	(0.0)	—	(0.0)	—	30.6	100.0	30.6	100.0
Other	142.8	94.6	(23.2)	0.5	(8.3)	2.8	166.1	94.0	151.1	91.8
Overseas Total (including Loans Booked Offshore)	168.9	64.4	25.4	5.6	91.0	(4.0)	143.4	58.7	77.8	68.5
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	12.5	97.3	11.4	(18.8)	9.5	42.4	1.0	116.1	2.9	54.8
Other	156.4	61.8	13.9	3.4	81.4	(7.2)	142.4	58.3	74.9	69.0

Total	1,431.2	75.1	46.4	1.5	285.3	4.2	1,384.7	73.6	1,145.8	70.9

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-38

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Housing and Consumer Loans	12,273.6	(34.1)	103.2	12,307.7	12,170.3
Housing Loans for owner’s residential housing	10,143.0	66.2	265.4	10,076.8	9,877.5

Mizuho Bank
Housing and Consumer Loans	11,983.8	(24.7)	119.9	12,008.6	11,863.9
Housing Loans	10,947.8	23.8	178.9	10,924.0	10,768.9
for owner’s residential housing	9,894.0	72.8	276.4	9,821.2	9,617.6
Consumer loans	1,036.0	(48.6)	(59.0)	1,084.6	1,095.0

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	289.7	(9.3)	(16.6)	299.0	306.3
Housing Loans for owner’s residential housing	248.9	(6.6)	(10.9)	255.5	259.9
__________ * Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	55.5	2.0	(1.7)	53.4	57.2
Loans to SMEs and Individual Customers	32,891.4	(1,423.4)	(1,627.6)	34,314.8	34,519.0
__________ * Loans to MHFG are included as follows:
As of September 30, 2009: ¥700.0 billion (from MHBK)
As of March 31, 2009: ¥700.0 billion (from MHBK)
As of September 30, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)

Mizuho Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	71.4	5.4	0.9	65.9	70.5
Loans to SMEs and Individual Customers	23,802.2	(691.1)	(187.6)	24,493.4	23,989.9

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	34.3	(0.9)	(5.2)	35.2	39.5
Loans to SMEs and Individual Customers	6,906.5	(633.6)	(1,221.9)	7,540.2	8,128.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	37.4	(2.6)	(4.1)	40.1	41.5
Loans to SMEs and Individual Customers	2,182.5	(98.6)	(218.0)	2,281.1	2,400.5

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry.)

3-39

Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of September 30, 2009			As of March 31, 2009	As of September 30, 2008
		Change from March 31, 2009	Change from September 30, 2008
Loan amount	2.5	(1.2)	2.4	3.7	0.1
Number of Restructuring Countries*	4	—	1	4	3

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the three Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2009						As of March 31, 2009		As of September 30, 2008
	Outstanding Balance	Non- Accrual, Past Due and Restructured Loans	Change from March 31, 2009		Change from September 30, 2008		Outstanding Balance	Non- Accrual, Past Due and Restructured Loans	Outstanding Balance	Non- Accrual, Past Due and Restructured Loans
			Outstanding Balance	Non- Accrual, Past Due and Restructured Loans	Outstanding Balance	Non- Accrual, Past Due and Restructured Loans
Asia	1,663.7	18.1	(276.9)	0.9	(421.4)	7.4	1,940.6	17.2	2,085.1	10.6
Hong Kong	357.4	2.3	(102.7)	0.5	(113.0)	(1.5)	460.1	1.8	470.4	3.9
Korea	229.8	0.3	(18.4)	0.3	(87.1)	0.3	248.2	—	317.0	—
Singapore	266.2	6.4	(33.1)	(0.6)	(37.1)	6.2	299.4	7.0	303.3	0.1
Thailand	240.2	2.4	(25.1)	0.5	(28.3)	1.4	265.4	1.8	268.6	0.9
Central and South America	2,352.6	2.6	(210.7)	2.5	(310.1)	2.5	2,563.3	0.1	2,662.8	0.1
North America	2,251.6	53.8	(330.7)	32.0	(434.4)	40.5	2,582.3	21.7	2,686.1	13.2
Eastern Europe	70.3	6.4	(15.6)	0.4	(24.1)	6.4	86.0	5.9	94.5	—
Western Europe	2,605.3	65.2	(406.0)	6.7	(742.4)	25.1	3,011.3	58.4	3,347.8	40.1
Other	834.8	7.8	(19.6)	(1.7)	(165.5)	(4.9)	854.5	9.5	1,000.4	12.8

Total	9,778.6	154.1	(1,259.6)	41.0	(2,098.2)	77.1	11,038.3	113.1	11,876.9	76.9

*	The above figures do not include the outstanding balance of loans by Mizuho Corporate Bank (China), Ltd. established in June 2007.

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of September 30, 2009
		Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Net Deferred Tax Assets (A)	615.1	(99.5)	(225.9)	714.6	841.0
(Reference)
Tier I Capital (B)	5,151.1	1,384.8	404.0	3,766.3	4,747.0
(A)/(B) (%)	11.9	(7.0)	(5.7)	18.9	17.7
Non-Consolidated
	(Billions of yen)
	As of September 30, 2009
Mizuho Bank		Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Total Deferred Tax Assets (A)	977.2	(88.8)	(20.3)	1,066.0	997.6
Total Deferred Tax Liabilities (B)	(194.3)	(3.3)	23.2	(190.9)	(217.6)
(A) + (B)	782.8	(92.2)	2.9	875.1	779.9
Valuation Allowance	(498.3)	96.0	(135.4)	(594.4)	(362.9)
Net Deferred Tax Assets (C)	284.5	3.8	(132.5)	280.6	417.0

(Reference)
Tier I Capital (D)	1,798.2	152.7	2.0	1,645.4	1,796.1
(C)/(D) (%)	15.8	(1.2)	(7.3)	17.0	23.2

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,599.7	(139.9)	164.8	1,739.7	1,434.8
Total Deferred Tax Liabilities (B)	(214.2)	(40.0)	(74.6)	(174.1)	(139.5)
(A) + (B)	1,385.4	(180.0)	90.2	1,565.5	1,295.2
Valuation Allowance	(1,150.9)	101.6	(173.0)	(1,252.5)	(977.8)
Net Deferred Tax Assets (C)	234.5	(78.4)	(82.8)	312.9	317.4

(Reference)
Tier I Capital (D)	3,136.8	1274.2	495.7	1,862.6	2,641.1
(C)/(D) (%)	7.4	(9.3)	(4.5)	16.8	12.0

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	218.9	(14.6)	(19.2)	233.6	238.2
Total Deferred Tax Liabilities (B)	(15.1)	(4.8)	6.9	(10.3)	(22.1)
(A) + (B)	203.7	(19.4)	(12.3)	223.2	216.1
Valuation Allowance	(168.2)	4.8	1.7	(173.1)	(170.0)
Net Deferred Tax Assets (C)	35.5	(14.5)	(10.5)	50.1	46.0

(Reference)
Tier I Capital (D)	269.1	20.6	(24.2)	248.4	293.3
(C)/(D) (%)	13.2	(6.9)	(2.5)	20.1	15.7

Aggregated Figures of the Three Banks
Total Deferred Tax Assets (A)	2,795.9	(243.5)	125.2	3,039.4	2,670.6
Total Deferred Tax Liabilities (B)	(423.7)	(48.2)	(44.4)	(375.4)	(379.2)
(A) + (B)	2,372.1	(291.7)	80.7	2,663.9	2,291.3
Valuation Allowance	(1,817.5)	202.6	(306.7)	(2,020.1)	(1,510.8)
Net Deferred Tax Assets (C)	554.6	(89.1)	(225.9)	643.7	780.5

(Reference)
Tier I Capital (D)	5,204.2	1,447.6	473.5	3,756.6	4,730.6
(C)/(D) (%)	10.6	(6.4)	(5.8)	17.1	16.4

3-41

Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
First Half of Fiscal 2009 (estimate)	40.0	46.0	7.0
Fiscal 2008	128.9	236.1	10.3
Fiscal 2007	273.2	487.1	74.3
Fiscal 2006	128.6	438.4	83.1
Fiscal 2005	124.2	211.0	24.9
Fiscal 2004	36.8	485.1	44.8

Notes:

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figures for the First Half of Fiscal 2009 are estimates of taxable income before deducting tax losses carried forward from prior years.

3-42

Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

					(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2009 to September 30, 2014)			First Half of Fiscal 2009
Gross Profits	1	4,139.8			408.2
General and Administrative Expenses	2	(2,805.5)			(285.0)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,334.3			123.2
Credit-related Costs	4	(900.0)			(49.8)
Income before Income Taxes	5	100.3			34.2
Tax Adjustments *1	6	925.3
Taxable Income before Current Temporary Differences *2	7	1,025.6

Effective Statutory tax rate	8	40.59%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	416.3	è	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2009.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Reserves for Possible Losses on Loans	10	253.8	6.6	52.2	247.2	201.6
Impairment of Securities	11	251.3	(11.0)	27.7	262.4	223.6
Net Unrealized Losses on Other Securities	12	21.2	(64.1)	(60.9)	85.4	82.2
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	(20.0)	—	20.0
Tax Losses Carried Forward	15	264.1	(16.8)	(22.9)	281.0	287.1
Other	16	186.5	(3.3)	3.6	189.9	182.8

Total Deferred Tax Assets	17	977.2	(88.8)	(20.3)	1,066.0	997.6

Valuation Allowance	18	(498.3)	96.0	(135.4)	(594.4)	(362.9)

Sub Total [ 17 + 18 ]	19	478.8	7.2	(155.8)	471.6	634.6

Amount related to Retirement Benefits Accounting *	20	(138.1)	10.5	13.3	(148.7)	(151.4)
Net Unrealized Gains on Other Securities	21	(16.2)	(10.3)	1.4	(5.9)	(17.7)
Net Deferred Hedge Gains	22	(6.9)	(5.6)	(6.9)	(1.2)	—
Other	23	(32.9)	2.0	15.5	(35.0)	(48.4)

Total Deferred Tax Liabilities	24	(194.3)	(3.3)	23.2	(190.9)	(217.6)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	284.5	3.8	(132.5)	280.6	417.0
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	416.3	86.3	(134.9)	329.9	551.3
Net Unrealized Gains on Other Securities [21]	27	(16.2)	(10.3)	1.4	(5.9)	(17.7)
Net Deferred Hedge Losses [14]	28	—	—	(20.0)	—	20.0
Net Deferred Hedge Gains [22]	29	(6.9)	—	(6.9)	(1.2)	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	30	(108.5)	(66.4)	28.0	(42.0)	(136.5)

*	Amount related to Retirement Benefits Accounting includes ¥(87.4) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,139.8 billion [1]

General and Administrative Expenses: ¥2,805.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,334.3 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥100.3 billion [5]

Taxable Income before Current Temporary Differences: ¥1,025.6 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥977.2 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥498.3 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥194.3 billion [24], ¥284.5 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-43

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

					(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2009 to September 30, 2014)			First Half of Fiscal 2009
Gross Profits	1	2,674.8			318.6
General and Administrative Expenses	2	(1,206.9)			(121.4)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,467.9			197.2
Credit-related Costs	4	(600.0)			(59.4)
Income before Income Taxes	5	590.0			76.1
Tax Adjustments *1	6	440.7
Taxable Income before Current Temporary Differences *2	7	1,030.7

Effective Statutory tax rate	8	40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	418.9	è	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2009.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Reserves for Possible Losses on Loans	10	144.6	10.9	81.0	133.7	63.6
Impairment of Securities	11	643.6	(19.7)	97.0	663.4	546.6
Net Unrealized Losses on Other Securities	12	81.7	(116.9)	56.9	198.6	24.8
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	571.2	(19.5)	(93.4)	590.8	664.6
Other	16	158.2	5.3	23.2	152.9	135.0

Total Deferred Tax Assets	17	1,599.7	(139.9)	164.8	1,739.7	1,434.8

Valuation Allowance	18	(1,150.9)	101.6	(173.0)	(1,252.5)	(977.8)

Sub Total [ 17 + 18 ]	19	448.8	(38.3)	(8.1)	487.1	456.9

Amount related to Retirement Benefits Accounting *	20	(62.0)	3.7	2.7	(65.8)	(64.8)
Net Unrealized Gains on Other Securities	21	(52.0)	(39.3)	(20.7)	(12.6)	(31.2)
Net Deferred Hedge Gains	22	(80.8)	(8.7)	(74.9)	(72.1)	(5.9)
Other	23	(19.2)	4.2	18.2	(23.4)	(37.4)

Total Deferred Tax Liabilities	24	(214.2)	(40.0)	(74.6)	(174.1)	(139.5)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	234.5	(78.4)	(82.8)	312.9	317.4
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	418.9	16.0	(36.5)	402.9	455.5
Net Unrealized Gains on Other Securities [21]	27	(52.0)	(39.3)	(20.7)	(12.6)	(31.2)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(80.8)	(8.7)	(74.9)	(72.1)	(5.9)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	30	(51.5)	(46.3)	49.3	(5.1)	(100.8)

*	Amount related to Retirement Benefits Accounting includes ¥(27.0) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,674.8 billion [1]

General and Administrative Expenses: ¥1,206.9 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,467.9 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥590.0 billion [5]

Taxable Income before Current Temporary Differences: ¥1,030.7 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,599.7 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥1,150.9 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥214.2 billion [24], ¥234.5 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-44

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

					(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2009 to September 30, 2014)			First Half of Fiscal 2009
Gross Profits	1	659.6			63.7
General and Administrative Expenses	2	(452.5)			(45.8)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	207.1			17.8
Credit-related Costs	4	(60.7)			(7.6)
Income before Income Taxes	5	94.9			7.9
Tax Adjustments *1	6	55.1
Taxable Income before Current Temporary Differences *2	7	150.0

Effective Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	60.9	è	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2009.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Reserves for Possible Losses on Loans	10	15.4	3.3	3.7	12.1	11.6
Impairment of Securities	11	62.7	(4.8)	0.4	67.6	62.2
Net Unrealized Losses on Other Securities	12	6.2	(11.6)	(11.9)	17.9	18.2
Reserve for Employee Retirement Benefits	13	9.0	1.6	2.0	7.3	6.9
Net Deferred Hedge Losses	14	4.0	0.8	3.2	3.1	0.7
Tax Losses Carried Forward	15	103.7	(3.0)	(14.9)	106.8	118.6
Other	16	17.6	(0.9)	(1.9)	18.5	19.6

Total Deferred Tax Assets	17	218.9	(14.6)	(19.2)	233.6	238.2

Valuation Allowance	18	(168.2)	4.8	1.7	(173.1)	(170.0)

Sub Total [ 17 + 18 ]	19	50.7	(9.7)	(17.4)	60.4	68.2

Amount related to Retirement Benefits Accounting *	20	(6.0)	0.2	0.2	(6.2)	(6.2)
Net Unrealized Gains on Other Securities	21	(8.5)	(5.3)	6.6	(3.2)	(15.2)
Net Deferred Hedge Gains	22	—	—	—	—	—
Other	23	(0.5)	0.2	0.0	(0.8)	(0.6)

Total Deferred Tax Liabilities	24	(15.1)	(4.8)	6.9	(10.3)	(22.1)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	35.5	(14.5)	(10.5)	50.1	46.0
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	60.9	0.7	(1.1)	60.1	62.0
Net Unrealized Gains on Other Securities [21]	27	(8.5)	(5.3)	6.6	(3.2)	(15.2)
Net Deferred Hedge Losses [14]	28	4.0	0.8	3.2	3.1	0.7
Net Deferred Hedge Gains [22]	29	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	30	(20.8)	(10.8)	(19.3)	(9.9)	(1.4)

*	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:
Gross Profits: ¥659.6 billion [1]

General and Administrative Expenses: ¥452.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥207.1 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥94.9 billion [5]

Taxable Income before Current Temporary Differences: ¥150.0 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥218.9 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥168.2 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥15.1 billion [24], ¥35.5 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-45

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

					(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2009 to September 30, 2014)			First Half of Fiscal 2009
Gross Profits	1	7,474.2			790.6
General and Administrative Expenses	2	(4,464.9)			(452.3)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	3,009.3			338.3
Credit-related Costs	4	(1,560.7)			(116.9)
Income before Income Taxes	5	785.2			118.3
Tax Adjustments *1	6	1,421.1
Taxable Income before Current Temporary Differences *2	7	2,206.3
Effective Statutory tax rate	8	40.59% - 40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	896.2	è	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2009.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Reserves for Possible Losses on Loans	10	414.0	20.8	137.0	393.1	276.9
Impairment of Securities	11	957.7	(35.6)	125.2	993.4	832.5
Net Unrealized Losses on Other Securities	12	109.3	(192.7)	(15.9)	302.1	125.3
Reserve for Employee Retirement Benefits	13	9.0	1.6	2.0	7.3	6.9
Net Deferred Hedge Losses	14	4.0	0.8	(16.7)	3.1	20.8
Tax Losses Carried Forward	15	939.2	(39.4)	(131.3)	978.6	1,070.5
Other	16	362.4	0.9	24.8	361.4	337.5

Total Deferred Tax Assets	17	2,795.9	(243.5)	125.2	3,039.4	2,670.6

Valuation Allowance	18	(1,817.5)	202.6	(306.7)	(2,020.1)	(1,510.8)

Sub Total [ 17 + 18 ]	19	978.3	(40.8)	(181.4)	1,019.2	1,159.8

Amount related to Retirement Benefits Accounting *	20	(206.2)	14.5	16.2	(220.8)	(222.5)
Net Unrealized Gains on Other Securities	21	(76.8)	(54.9)	(12.6)	(21.8)	(64.2)
Net Deferred Hedge Gains	22	(87.8)	(14.4)	(81.8)	(73.3)	(5.9)
Other	23	(52.7)	6.5	33.8	(59.3)	(86.5)

Total Deferred Tax Liabilities	24	(423.7)	(48.2)	(44.4)	(375.4)	(379.2)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	554.6	(89.1)	(225.9)	643.7	780.5
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	26	896.2	103.1	(172.6)	793.0	1,068.8
Net Unrealized Gains on Other Securities [21]	27	(76.8)	(54.9)	(12.6)	(21.8)	(64.2)
Net Deferred Hedge Losses [14]	28	4.0	0.8	(16.7)	3.1	20.8
Net Deferred Hedge Gains [22]	29	(87.8)	(14.4)	(81.8)	(73.3)	(5.9)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	30	(180.9)	(123.7)	58.0	(57.1)	(238.9)

*	Amount related to Retirement Benefits Accounting includes ¥120.4 billion related to gains on securities contributed to employee retirement benefit trust.

3-46

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Aggregated Figures of the 3 Banks
Deposits	68,078.6	(1,444.9)	1,316.9	69,523.6	66,761.7

Individual Deposits	34,902.5	138.7	501.8	34,763.8	34,400.6
Corporate Deposits	28,198.2	(956.4)	1,624.1	29,154.6	26,574.1
Financial/Government Institutions	4,977.8	(627.2)	(809.0)	5,605.1	5,786.9

Mizuho Bank
Deposits	54,335.5	(985.2)	458.1	55,320.8	53,877.4

Individual Deposits	33,105.5	191.0	565.3	32,914.4	32,540.1
Corporate Deposits	18,750.9	(405.3)	571.6	19,156.3	18,179.3
Financial/Government Institutions	2,479.0	(770.9)	(678.9)	3,250.0	3,157.9

Mizuho Corporate Bank
Deposits	11,175.0	(111.4)	1,083.9	11,286.5	10,091.0

Individual Deposits	3.0	(0.4)	(3.3)	3.5	6.4
Corporate Deposits	8,899.2	(358.1)	1,153.9	9,257.4	7,745.3
Financial/Government Institutions	2,272.7	247.0	(66.6)	2,025.6	2,339.3

Mizuho Trust & Banking
Deposits	2,567.9	(348.1)	(225.1)	2,916.1	2,793.1

Individual Deposits	1,793.9	(51.8)	(60.1)	1,845.8	1,854.0
Corporate Deposits	547.9	(192.9)	(101.4)	740.8	649.4
Financial/Government Institutions	226.0	(103.4)	(63.5)	329.4	289.6

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-47

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

*	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	4	—	—	4	4
Employees (excluding Executive Officers)	299	16	31	283	268
________________
* Three members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated

	As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Aggregated Figures of the 3 Banks
Members of the Board of Directors and Auditors	31	1	—	30	31
Executive Officers (excluding those doubling as directors)	90	(1)	(2)	91	92
Employees (excluding Executive Officers)	31,095	1,912	1,301	29,183	29,794
________________
* The numbers have been adjusted for Members of the Board of Directors and Auditors doubling other positions.

Mizuho Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	32	—	(1)	32	33
Employees (excluding Executive Officers)	19,489	1,344	838	18,145	18,651

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	11	1	—	10	11
Executive Officers (excluding those doubling as directors)	40	1	1	39	39
Employees (excluding Executive Officers)	8,228	328	283	7,900	7,945

Mizuho Trust & Banking
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	18	(2)	(2)	20	20
Employees (excluding Executive Officers)	3,378	240	180	3,138	3,198

3-48

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

	As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Aggregated Figures of the 3 Banks
Head Offices and Domestic Branches	441	1	3	440	438
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	39	1	1	38	38
Overseas Sub-Branches	10	—	1	10	9
Overseas Representative Offices	6	(2)	(3)	8	9

__________

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (32), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank
Head Office and Domestic Branches	388	1	3	387	385
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	37	1	1	36	36
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

__________

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (14), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank
Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	10	—	1	10	9
Overseas Representative Offices	6	(1)	(2)	7	8
__________ * Head Office and Domestic Branches do not include branches and offices for remittance purposes only (18).

Mizuho Trust & Banking
Head Office and Domestic Branches	35	—	—	35	35
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	2	—	—	2	2
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	(1)	(1)	1	1

3-49

Mizuho Financial Group, Inc.

4. Earnings Estimates for Fiscal 2009

Consolidated

(Billions of yen)
Fiscal 2009
Ordinary Income	2,900.0
Ordinary Profits	300.0
Net Income	200.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2009 Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	700.0	275.0	375.0	50.0
Ordinary Profits	260.0	65.0	170.0	25.0
Net Income	275.0	105.0	155.0	15.0

Credit-related Costs	(275.0)	(140.0)	(120.0)	(15.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Non-Consolidated)

(Billions of yen)
Fiscal 2009
Operating Income	33.0
Operating Profits	13.0
Ordinary Profits	4.0
Net Income	4.0

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements on page 1-2.

3-50

Mizuho Financial Group, Inc.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2009 (A)	As of September 30, 2008 (B)	Change (A) - (B)	As of March 31, 2009 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥2,612,329	¥3,401,077	¥(788,748)	¥2,738,999	¥(126,669)
Call Loans	8,640,000	5,640,000	3,000,000	8,740,000	(100,000)
Guarantee Deposits Paid under Securities Borrowing Transactions	472,522	1,902,715	(1,430,192)	120,451	352,071
Other Debt Purchased	1,499,940	1,991,788	(491,847)	1,719,219	(219,279)
Trading Assets	1,367,736	1,050,959	316,777	1,555,582	(187,845)
Money Held in Trust	1,111	1,295	(183)	1,266	(154)
Securities	17,519,744	13,809,025	3,710,719	13,376,053	4,143,691
Loans and Bills Discounted	33,305,979	34,004,534	(698,555)	37,126,612	(3,820,633)
Foreign Exchange Assets	123,760	125,281	(1,521)	124,652	(891)
Other Assets	3,082,804	2,584,294	498,510	2,781,170	301,634
Tangible Fixed Assets	697,877	603,865	94,012	654,363	43,513
Intangible Fixed Assets	145,354	129,092	16,261	142,192	3,161
Deferred Tax Assets	284,518	417,029	(132,511)	280,656	3,861
Customers’ Liabilities for Acceptances and Guarantees	990,686	1,198,462	(207,776)	1,120,746	(130,060)
Reserves for Possible Losses on Loans	(464,940)	(389,332)	(75,608)	(464,301)	(639)
Reserve for Possible Losses on Investments	(16)	—	(16)	—	(16)

Total Assets	¥70,279,409	¥66,470,090	¥3,809,318	¥70,017,665	¥261,743

Liabilities
Deposits	¥54,372,942	¥53,837,012	¥535,930	¥55,350,888	¥(977,946)
Negotiable Certificates of Deposit	1,690,180	1,531,610	158,570	1,784,860	(94,680)
Debentures	854,892	924,154	(69,262)	882,949	(28,057)
Call Money	1,983,200	1,489,200	494,000	1,666,100	317,100
Payables under Repurchase Agreements	971,755	—	971,755	588,323	383,432
Guarantee Deposits Received under Securities Lending Transactions	1,099,860	1,546,980	(447,119)	806,730	293,130
Trading Liabilities	270,691	220,351	50,339	255,403	15,287
Borrowed Money	2,754,413	1,101,789	1,652,623	2,043,626	710,786
Foreign Exchange Liabilities	9,191	16,577	(7,385)	10,713	(1,521)
Short-term Bonds	—	—	—	20,000	(20,000)
Bonds and Notes	884,300	662,500	221,800	761,200	123,100
Other Liabilities	2,734,192	2,249,878	484,314	3,405,053	(670,860)
Reserve for Bonus Payments	8,391	8,731	(340)	9,030	(638)
Reserve for Frequent Users Services	—	9,755	(9,755)	11,277	(11,277)
Reserve for Reimbursement of Deposits	13,336	8,789	4,547	12,650	686
Reserve for Reimbursement of Debentures	9,760	—	9,760	8,973	786
Deferred Tax Liabilities for Revaluation Reserve for Land	77,464	77,589	(124)	77,471	(6)
Acceptances and Guarantees	990,686	1,198,462	(207,776)	1,120,746	(130,060)

Total Liabilities	68,725,259	64,883,382	3,841,876	68,815,998	(90,739)

Net Assets
Common Stock and Preferred Stock	700,000	650,000	50,000	650,000	50,000
Capital Surplus	681,432	762,345	(80,913)	762,345	(80,913)
Capital Reserve	490,707	762,345	(271,638)	762,345	(271,638)
Other Capital Surplus	190,725	—	190,725	—	190,725
Retained Earnings	53,842	242,509	(188,666)	(130,913)	184,755
Other Retained Earnings	53,842	242,509	(188,666)	(130,913)	184,755
Retained Earnings Brought Forward	53,842	242,509	(188,666)	(130,913)	184,755

Total Shareholders’ Equity	1,435,275	1,654,855	(219,579)	1,281,432	153,842

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(402)	(148,053)	147,650	(190,725)	190,322
Net Deferred Hedge Gains (Losses), net of Taxes	10,212	(29,342)	39,554	1,884	8,327
Revaluation Reserve for Land, net of Taxes	109,065	109,248	(182)	109,075	(9)

Total Valuation and Translation Adjustments	118,874	(68,147)	187,022	(79,765)	198,640

Total Net Assets	1,554,150	1,586,708	(32,557)	1,201,667	352,482

Total Liabilities and Net Assets	¥70,279,409	¥66,470,090	¥3,809,318	¥70,017,665	¥261,743

3-51

Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2009 (A)	For the six months ended September 30, 2008 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2009
Ordinary Income	¥592,766	¥656,386	¥(63,620)	¥1,235,954
Interest Income	394,869	436,358	(41,489)	858,419
Interest on Loans and Bills Discounted	274,115	309,273	(35,158)	616,565
Interest and Dividends on Securities	65,604	67,608	(2,004)	115,060
Fee and Commission Income	97,911	106,144	(8,232)	208,277
Trading Income	44,864	3,700	41,163	38,397
Other Operating Income	22,534	70,243	(47,708)	77,601
Other Ordinary Income	32,587	39,940	(7,353)	53,258

Ordinary Expenses	573,692	700,703	(127,011)	1,526,146
Interest Expenses	83,111	139,864	(56,753)	254,765
Interest on Deposits	48,500	84,384	(35,884)	149,897
Interest on Debentures	1,695	1,512	183	3,175
Fee and Commission Expenses	29,356	28,657	699	51,601
Trading Expenses	—	9,204	(9,204)	—
Other Operating Expenses	39,489	12,216	27,273	48,603
General and Administrative Expenses	316,441	308,644	7,796	614,744
Other Ordinary Expenses	105,293	202,115	(96,821)	556,431

Ordinary Profits	19,074	(44,316)	63,391	(290,191)

Extraordinary Gains	17,017	92,655	(75,638)	95,215

Extraordinary Losses	1,880	7,957	(6,077)	11,286

Income before Income Taxes	34,211	40,381	(6,169)	(206,262)
Income Taxes:
Current	271	277	(6)	519
Deferred	(19,892)	(39,890)	19,998	86,819

Net Income	¥53,833	¥79,994	¥(26,161)	¥(293,601)

3-52

Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2009	¥650,000	¥762,345	—	¥762,345	—	¥(130,913)	¥(130,913)	—	¥1,281,432	¥(190,725)	¥1,884	¥109,075	¥(79,765)	¥1,201,667

Changes during the period
Issuance of New Shares	50,000	50,000	—	50,000	—	—	—	—	100,000	—	—	—	—	100,000
Cash Dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net Income	—	—	—	—	—	53,833	53,833	—	53,833	—	—	—	—	53,833
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	9	9	—	9	—	—	—	—	9
Change in Capital Reserve	—	(321,638)	321,638	—	—	—	—	—	—	—	—	—	—	—
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss	—	—	(130,913)	(130,913)	—	130,913	130,913	—	—	—	—	—	—	—
Net Changes in Items other than Shareholders' Equity	—	—	—	—	—	—	—	—	—	190,322	8,327	(9)	198,640	198,640

Total Changes during the period	50,000	(271,638)	190,725	(80,913)	—	184,755	184,755	—	153,842	190,322	8,327	(9)	198,640	352,482

Balance as of September 30, 2009	¥700,000	¥490,707	¥190,725	¥681,432	—	¥53,842	¥53,842	—	¥1,435,275	¥(402)	¥10,212	¥109,065	¥118,874	¥1,554,150

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of September 30, 2009 (A)	As of September 30, 2008 (B)	Change (A) - (B)	As of March 31, 2009 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥3,324,857	¥2,155,192	¥1,169,664	¥3,930,221	¥(605,364)
Call Loans	137,302	273,623	(136,320)	162,041	(24,739)
Receivables under Resale Agreements	1,183,058	1,667,165	(484,107)	583,917	599,141
Guarantee Deposits Paid under Securities Borrowing Transactions	1,051,746	2,112,842	(1,061,095)	2,724,465	(1,672,718)
Other Debt Purchased	145,268	164,263	(18,995)	138,491	6,776
Trading Assets	6,297,171	4,027,174	2,269,996	5,301,421	995,749
Money Held in Trust	2,024	2,026	(2)	2,026	(2)
Securities	18,888,160	17,582,339	1,305,820	15,406,851	3,481,308
Loans and Bills Discounted	27,352,921	29,928,662	(2,575,740)	29,911,387	(2,558,466)
Foreign Exchange Assets	379,124	580,267	(201,142)	796,974	(417,850)
Derivatives other than for Trading	8,661,971	5,374,923	3,287,047	9,445,441	(783,469)
Other Assets	2,006,312	1,996,406	9,906	1,965,964	40,348
Tangible Fixed Assets	113,080	120,782	(7,702)	117,585	(4,504)
Intangible Fixed Assets	83,302	84,822	(1,519)	90,030	(6,727)
Deferred Tax Assets	234,576	317,427	(82,850)	312,980	(78,403)
Customers’ Liabilities for Acceptances and Guarantees	3,494,326	4,623,032	(1,128,706)	3,871,723	(377,396)
Reserves for Possible Losses on Loans	(345,566)	(180,848)	(164,718)	(330,952)	(14,614)
Reserve for Possible Losses on Investments	(11,102)	(1,542)	(9,560)	(5,590)	(5,512)

Total Assets	¥72,998,535	¥70,828,564	¥2,169,971	¥74,424,982	¥(1,426,447)

Liabilities
Deposits	¥18,773,028	¥19,508,079	¥(735,050)	¥19,614,285	¥(841,256)
Negotiable Certificates of Deposit	6,831,761	8,300,965	(1,469,204)	7,233,589	(401,827)
Debentures	1,062,550	1,803,510	(740,960)	1,423,750	(361,200)
Call Money	11,891,867	10,336,805	1,555,062	12,314,696	(422,828)
Payables under Repurchase Agreements	4,624,724	5,876,770	(1,252,046)	2,663,993	1,960,730
Guarantee Deposits Received under Securities Lending Transactions	1,723,810	1,991,137	(267,327)	1,884,378	(160,568)
Trading Liabilities	4,309,559	2,715,909	1,593,650	3,909,429	400,129
Borrowed Money	5,909,734	4,993,061	916,672	6,849,307	(939,573)
Foreign Exchange Liabilities	224,426	287,322	(62,895)	609,399	(384,972)
Short-term Bonds	170,200	401,400	(231,200)	154,400	15,800
Bonds and Notes	2,445,774	1,729,963	715,810	2,064,368	381,406
Derivatives other than for Trading	7,961,960	5,144,927	2,817,032	9,312,947	(1,350,987)
Other Liabilities	899,408	873,517	25,891	985,235	(85,826)
Reserve for Bonus Payments	6,559	3,442	3,116	10,939	(4,380)
Reserve for Possible Losses on Sales of Loans	27,666	54,231	(26,564)	28,711	(1,044)
Reserve for Contingencies	2,427	3,279	(852)	7,845	(5,418)
Deferred Tax Liabilities for Revaluation Reserve for Land	26,217	26,960	(743)	26,884	(666)
Acceptances and Guarantees	3,494,326	4,623,032	(1,128,706)	3,871,723	(377,396)

Total Liabilities	70,386,004	68,674,318	1,711,685	72,965,883	(2,579,879)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,070,965	333,100	1,070,965	333,100
Capital Surplus	663,434	330,334	333,100	330,334	333,100
Capital Reserve	578,540	330,334	248,206	330,334	248,206
Other Capital Surplus	84,893	—	84,893	—	84,893
Retained Earnings	315,749	587,934	(272,185)	246,763	68,985
Appropriated Reserve	—	110,701	(110,701)	110,701	(110,701)
Other Retained Earnings	315,749	477,232	(161,483)	136,062	179,686
Retained Earnings Brought Forward	315,749	477,232	(161,483)	136,062	179,686

Total Shareholders’ Equity	2,383,248	1,989,233	394,014	1,648,063	735,185

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	74,851	118,875	(44,024)	(331,657)	406,508
Net Deferred Hedge Gains (Losses), net of Taxes	118,048	8,669	109,379	105,320	12,728
Revaluation Reserve for Land, net of Taxes	36,382	37,467	(1,084)	37,372	(989)

Total Valuation and Translation Adjustments	229,282	165,011	64,270	(188,964)	418,247

Total Net Assets	2,612,530	2,154,245	458,285	1,459,098	1,153,432

Total Liabilities and Net Assets	¥72,998,535	¥70,828,564	¥2,169,971	¥74,424,982	¥(1,426,447)

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Mizuho Financial Group, Inc.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	For the six months ended September 30, 2009 (A)	For the six months ended September 30, 2008 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2009
Ordinary Income	¥607,607	¥837,200	¥(229,593)	¥1,705,752
Interest Income	407,892	607,973	(200,081)	1,073,677
Interest on Loans and Bills Discounted	222,225	343,330	(121,104)	622,878
Interest and Dividends on Securities	141,028	180,285	(39,257)	333,815
Fee and Commission Income	67,622	75,093	(7,470)	149,905
Trading Income	47,439	12,809	34,629	153,323
Other Operating Income	31,260	82,487	(51,226)	171,210
Other Ordinary Income	53,392	58,837	(5,444)	157,635

Ordinary Expenses	540,059	787,153	(247,094)	1,927,211
Interest Expenses	182,233	463,393	(281,160)	757,176
Interest on Deposits	38,610	146,140	(107,530)	218,556
Interest on Debentures	5,033	7,946	(2,912)	14,484
Fee and Commission Expenses	12,078	17,609	(5,531)	32,961
Trading Expenses	—	—	—	—
Other Operating Expenses	41,261	28,721	12,539	229,827
General and Administrative Expenses	135,704	129,254	6,449	260,405
Other Ordinary Expenses	168,781	148,173	20,608	646,840

Ordinary Profits	67,547	50,047	17,500	(221,459)

Extraordinary Gains	11,149	28,700	(17,550)	6,817

Extraordinary Losses	2,527	4,055	(1,528)	5,660

Income before Income Taxes	76,170	74,692	1,478	(220,302)
Income Taxes:
Current	4,399	19	4,380	20,767
Refund of Income Taxes	(3,897)	—	(3,897)	—
Deferred	7,666	(11,069)	18,736	14,459

Net Income	¥68,001	¥85,743	¥(17,741)	¥(255,529)

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Mizuho Financial Group, Inc.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2009	¥1,070,965	¥330,334	—	¥330,334	¥110,701	¥136,062	¥246,763	—	¥1,648,063	¥(331,657)	¥105,320	¥37,372	¥(188,964)	¥1,459,098

Changes during the period
Issuance of New Shares	333,100	333,100	—	333,100	—	—	—	—	666,200	—	—	—	—	666,200
Cash Dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net Income	—	—	—	—	—	68,001	68,001	—	68,001	—	—	—	—	68,001
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	983	983	—	983	—	—	—	—	983
Change in Capital Reserve	—	(84,893)	84,893	—	—	—	—	—	—	—	—	—	—	—
Change in Appropriated Reserve	—	—	—	—	(110,701)	110,701	—	—	—	—	—	—	—	—
Net Changes in Items other than Shareholders' Equity	—	—	—	—	—	—	—	—	—	406,508	12,728	(989)	418,247	418,247

Total Changes during the period	333,100	248,206	84,893	333,100	(110,701)	179,686	68,985	—	735,185	406,508	12,728	(989)	418,247	1,153,432

Balance as of September 30, 2009	¥1,404,065	¥578,540	¥84,893	¥663,434	—	¥315,749	¥315,749	—	¥2,383,248	¥74,851	¥118,048	¥36,382	¥229,282	¥2,612,530

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